JOINT PROXY STATEMENT AND PROSPECTUS

SENSAR CORPORATION                           NET2WIRELESS CORPORATION

50 West Broadway, Suite 501                  10 Ha'amal Street
Salt Lake City, Utah 84101                   Afek Park, Rosh Ha'ayin 48092
Telephone: (801) 350-0587                    Israel
Telecopy:  (801) 350-0825                    Telephone: 011-972-3-915-8888
                                             Telecopy:  011-972-3-915-8889


         This Joint Proxy Statement/Prospectus is furnished in connection with the solicitation of proxies by the board of directors of Sensar Corporation for use at the special meeting of the stockholders of Sensar and by the board of directors of Net2Wireless Corporation for use at the special meeting of the stockholders of Net2Wireless, or any adjournments or postponements of the meetings. The meetings are being called to seek your approval of a merger between Sensar and Net2Wireless in which the business of Net2Wireless will become the business of Sensar, the current directors and management of Net2Wireless will become the directors and management of Sensar and the current stockholders of Net2Wireless will receive 18,295,060 shares of Sensar common stock, approximately 71% of the stock of the combined company outstanding subsequent to the merger, in exchange for their shares of Net2Wireless common stock. Both meetings are scheduled for December 5, 2000.

         Outstanding options and warrants to purchase Net2Wireless common stock will also be exchanged for options and warrants of like tenor to purchase up to 17,073,071 shares of common stock of the combined company. In addition, Sensar will issue 1,000,000 shares of common stock to individuals involved in introducing the two parties. If the transaction contemplated by the stock purchase agreement between Net2Wireless and Nextel Finance Company is completed prior to the merger, an additional 1,000,000 shares of Net2Wireless stock would be outstanding and Sensar would issue an additional 1,000,000 shares in the merger.

         In addition to the merger, Sensar stockholders will be asked to approve a change in the corporate domicile of Sensar to Delaware and a change in its corporate name to Jigami Corporation, to adopt a Stock Option Plan covering up to 6,000,000 shares, and to ratify the grant of 2,200,000 options to the current management, directors, and consultants of Sensar previously authorized by the board of directors of Sensar.

         The stockholders of Sensar and Net2Wireless should consider the matters set forth under "RISK FACTORS" beginning on page 17 in determining whether or not to approve the matters submitted to them at the stockholder meetings.

         The Sensar stock is traded in the over-the-counter market and is currently included on the Nasdaq SmallCapSM Market under the symbol "SCII." On October 19, 2000, the closing price for the Sensar common stock as reported by Nasdaq was $14.00.

         The securities to be issued in the merger have not been approved or disapproved by the Securities and Exchange Commission or any state or other regulatory authority, nor has the commission or any state or regulatory authority passed on the accuracy or adequacy of this Joint Proxy
Statement/Prospectus or endorsed the merits of this transaction. Any representation to the contrary is a criminal offense.

         This Joint Proxy Statement/Prospectus is first being mailed to stockholders of Sensar and Net2Wireless on November 2, 2000.

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                                    IMPORTANT
Regardless of whether you plan to attend the stockholders' meeting in person, please fill in, sign, date, and return the enclosed proxy promptly in the self-addressed, stamped envelope provided. No postage is required if mailed in the United States.
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                                 SPECIAL REQUEST
If your shares are held in the name of a brokerage firm, nominee, or other institution, only it can vote your shares. Please contact promptly the person responsible for your account and give instructions for your shares to be voted.
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     The date of this Joint Proxy Statement/Prospectus is October 24, 2000.

                                     SENSAR
                                   CORPORATION

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Sensar Corporation:

         Notice is hereby given that a special meeting in lieu of an annual meeting of the stockholders of Sensar Corporation, a Nevada corporation ("Sensar"), will be held on December 5, 2000, at 10:00 a.m., local time, at the offices of Brobeck Phleger & Harrison LLP, 1633 Broadway, 47th Floor, New York, New York 10019, to consider and take action upon the following matters:

                  1. to approve the merger of Net2Wireless Corporation with and into Sensar Corporation in accordance with the merger agreement attached to the Joint Proxy Statement/Prospectus as Appendix "A" and a change in the corporate name of Sensar Corporation to Jigami Corporation;

                  2. to approve a change in the corporate domicile of Sensar Corporation from Nevada to Delaware;

                  3. to approve the adoption of a Stock Option Plan covering up to 6,000,000 shares of common stock;

                  4. to ratify options granted to current management, directors, and consultants to acquire up to 2,200,000 shares of common stock; and

                  5. to transact such other business as may properly come before the meeting.

         Your board of directors unanimously recommends a vote "for" each of the above proposals. Members of the board were subject to potential conflicts of interest in connection with the proposals, which are described in more detail in the accompanying Joint Proxy Statement/Prospectus.

         Only stockholders of record as of the close of business on October 16, 2000, the record date, are entitled to notice of and to vote at the meeting. The attendance at and/or vote of each stockholder at the meeting is important, and each stockholder is encouraged to attend.

                                          By Order of the Board of Directors


                                          /s/ HOWARD S. LANDA

                                          Howard S. Landa, Chairman of the Board

Salt Lake City, Utah
October 24, 2000

                            NET2WIRELESS CORPORATION

                    NOTICE OF SPECIAL MEETING OF STOCKHOLDERS

To the Stockholders of Net2Wireless Corporation:

         Notice is hereby given that a special meeting of the stockholders of Net2Wireless Corporation, a Delaware corporation ("Net2Wireless"), will be held on December 5, 2000, at 10:30 a.m., local time, at the offices of Brobeck Phleger & Harrison LLP, 1633 Broadway, 47th Floor, New York, New York 10019, to consider and take action upon the following matters:

                  1. to approve the merger of Net2Wireless Corporation with and into Sensar Corporation in accordance with the terms of the merger agreement attached to the Joint Proxy Statement/Prospectus as Appendix "A"; and

                  2. to transact such other business as may properly come before the participants at the meeting.

         Your board of directors unanimously recommends a vote "for" the above proposals, which are described in more detail in the accompanying Joint Proxy Statement/Prospectus. Members of the board were subject to potential conflicts of interest in connection with the proposed merger. These issues are described in the Joint Proxy Statement/Prospectus.

         Only stockholders of record as of the close of business on October 16, 2000, the record date, are entitled to notice of and to vote at the meeting. The attendance at and/or vote of each stockholder at the meeting is important, and each stockholder is encouraged to attend.

                                              By Order of the Board of Directors


                                              /s/ YARON SOBOL

                                              Yaron Sobol, Secretary

Rosh Ha'ayin, Israel
October 24, 2000

                               TABLE OF CONTENTS

QUESTIONS AND ANSWERS ABOUT THE MERGER.........................................4

SUMMARY........................................................................6
Proposed Business of Net2Wireless to be Conducted Under the Name
Jigami Corporation.............................................................6
The Merger.....................................................................6
Directors of the Combined Company..............................................7
Change in Corporate Domicile and Name..........................................8
Stock Option Plan..............................................................8
Ratification of Options........................................................8
Sensar Stockholders' Meeting...................................................8
Net2Wireless Stockholders' Meeting.............................................9
Ownership of the Combined Company.............................................10
Interests of Certain Persons in the Merger....................................11
Market Price for Sensar Stock.................................................12
Per Share Data................................................................12
Principal Conditions..........................................................13
Dissenters' Rights of Appraisal...............................................14
New Certificates for Common Stock.............................................14
Accounting Treatment..........................................................14
Tax Consequences..............................................................15
Comparison of Securities......................................................15
Restrictions on Resale of Common Stock of the Combined Company................16

RISK FACTORS..................................................................17
Risks Related to Net2Wireless' Proposed Business..............................17
Risks Related to Operations in Israel.........................................21
Risks Related to the Merger...................................................22

FORWARD LOOKING STATEMENTS....................................................24

NET2WIRELESS..................................................................25
BUSINESS OF NET2WIRELESS......................................................25
General.......................................................................25
History.......................................................................25
Development of the Industry...................................................26
Advantages Offered by Net2Wireless Technology.................................27
Products......................................................................29
Source of Anticipated Revenues................................................29
Agreements With Cellular Carriers.............................................30
Competition...................................................................31
Proposed Merger...............................................................33
MANAGEMENT OF NET2WIRELESS....................................................34
EXECUTIVE COMPENSATION........................................................36
Summary Compensation..........................................................36
Option/SAR Grants in Fiscal 1999..............................................36
Option/SAR Exercises in Fiscal 1999...........................................37
Compensation Agreements With Executive Officers...............................37
Compensation Committee Interlocks and Insider Participation...................38
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS................................38
Transactions With I.T.E.S. - Imaging Technologies Enterprises
Systems Ltd...................................................................38
Transactions With Significant Shareholders....................................39
Transactions With Directors and Executive Officers............................39
Transactions With Immediate Family Members of Directors and Executive
Officers......................................................................40
PRINCIPAL STOCKHOLDERS OF NET2WIRELESS........................................41

BUSINESS OF SENSAR............................................................42

SELECTED FINANCIAL INFORMATION................................................43
NET2WIRELESS..................................................................43
Selected Historical financial Information of Net2Wireless.....................43
Management's Discussion and Analysis of Financial Condition and Results
of Operations.................................................................43
Overview......................................................................44
Expenses and Results of Operations............................................44

Liquidity and Capital Resources...............................................45
Disclosure About Market Risks.................................................46
SENSAR........................................................................46
Selected Financial Information................................................47
Management's Discussion and Analysis of Financial Condition and Results
of Operations.................................................................49

COMBINED PRO FORMA FINANCIAL STATEMENTS.......................................49
Unaudited Pro Forma Condensed Combined Balance Sheet as of June 30, 2000......50

MANAGEMENT....................................................................53

THE MERGER....................................................................54
General.......................................................................54
Background of the Merger......................................................54
Reasons for the Merger--Advantages and Disadvantages..........................59
Terms of the Merger...........................................................62
Interests of Certain Individuals..............................................65
Voting and Revocation of Proxies..............................................67
Solicitation of Proxies.......................................................68
Vote Required.................................................................69
Attendance of Representative of Accountants...................................69
Dissenters' Rights of Appraisal...............................................69
Accounting for the Merger.....................................................72
Delivery of Certificates for Common Stock of the Combined Company.............73
Payment in Lieu of Issuing Fractional Shares..................................73
Expenses of the Merger........................................................73
Restrictions on Transfer of Common Stock of the Combined Company..............73

DESCRIPTION OF SECURITIES.....................................................74
Preferred Stock...............................................................74
Common Stock..................................................................74
Transfer Agent................................................................74

COMPARISON OF SECURITIES......................................................75
Comparison of Nevada Law and Delaware Law--Certificates of
Incorporation and Bylaws......................................................75
Governing Instruments.........................................................75
Governing Corporate Law.......................................................77

PRINCIPAL STOCKHOLDERS........................................................80
Pro Forma After the Merger....................................................80
Sensar Prior to the Merger....................................................82

TAX CONSEQUENCES..............................................................83
General.......................................................................83
United States Federal Tax Consequences of the Merger..........................83
United States Federal Tax Consequences of the Change of Domicile..............84

OTHER SENSAR STOCKHOLDER MATTERS..............................................85
Change in Corporate Domicile..................................................85
Adoption of the Stock Option Plan.............................................85
Ratification of Previously Granted Options....................................88

EXPERTS.......................................................................89

VALIDITY OF NEW COMMON STOCK..................................................90

WHERE YOU CAN FIND MORE INFORMATION...........................................90

INCORPORATION OF DOCUMENTS BY REFERENCE.......................................91

INDEX TO FINANCIAL STATEMENTS................................................F-1

INDEX TO APPENDICES
         A.       Agreement dated December 8, 1999, as amended
         B.       Stock Option Plan
         C.       Form of Certificate of Incorporation of the Combined Company
         D. Copy of Delaware Law relating to Net2Wireless stockholders' dissenters' rights of appraisal
         E. Copy of Nevada Law relating to Sensar stockholders' dissenters' rights
         F.       Form of Sale Restriction Agreement

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

         Q.       Who are Sensar and Net2Wireless?

         A. Sensar is a publicly-held corporation with its common stock currently traded under the symbol "SCII" on the Nasdaq SmallCapSM Market. Sensar was, until 1999, engaged in the business of manufacturing instruments to analyze sound and vibration, as well as instruments intended for chemical analysis. During 1999, it disposed of its principal businesses and technologies. Currently, Sensar's assets consist primarily of cash, cash equivalents, and short-term notes receivable.

                  Net2Wireless is a privately-held company which has products that are in the beta testing stage that are intended to permit the wireless connection to the Internet using portable devices such as palm computers, personal digital assistants, and cellular phones and to permit cellular carriers to offer new services to their customers.

         Q.       Why are Sensar and Net2Wireless proposing to merge?

         A. Because we believe the combined company offers benefits, including the implementation of a potentially promising technology and access to public capital markets, to the stockholders of both companies. For Sensar, the merger provides a communications technology that has promising applications in a rapidly developing market. For Net2Wireless, the merger provides liquidity for its stockholders and enhances its ability to raise public capital to fund its development work and product implementation.

         Q.       What will I receive in the merger?

         A. Sensar stockholders will continue to own the shares they currently hold. Net2Wireless stockholders will receive one share of common stock of Sensar for each share of Net2Wireless they currently hold.

         Q.       What risks should I consider?

         A. You should review the information under the caption "RISK FACTORS" beginning on page 17 for a discussion of various risks associated with the merger and the operations of Sensar and Net2Wireless.

         Q.       When do you expect to complete the merger?

         A. The merger agreement provides for the merger to be completed within 10 days of obtaining stockholder approval.

         Q.       Should stockholders send in their stock certificates now?

         A. No. After we complete the merger, Progressive Transfer, the transfer agent, 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, will send instructions to Sensar stockholders and Net2Wireless stockholders explaining how to exchange their certificates for certificates representing stock of the combined company.

         Q.       How do I vote?

         A. Mail your signed proxy card in the enclosed return envelope as soon as possible so that your shares may be represented at the stockholders meeting. You may attend the meeting in person whether or not you submit a proxy. If your shares are held in "street name" by your broker, you cannot vote your shares directly. Your broker will vote your shares only if you provide instructions to the broker on how you would like your shares to be voted. You should follow the directions provided by your broker regarding how to transmit those instructions.

         Q.       Can I change my vote after mailing my proxy?

         A. Yes. Unless you have delivered an irrevocable proxy, you may change your vote by delivering a signed notice of revocation, or a signed proxy card that bears a later date, to Sensar or Net2Wireless, as appropriate, before the stockholder meeting, or by attending the stockholder meeting and voting in person. Net2Wireless stockholders who have delivered an irrevocable proxy may not change or withdraw their vote.

         Q.       Who can I call with questions?

         A. If you are a Sensar shareholder with questions about the merger, please call Howard S. Landa at (801) 350-0587.

                  If you are a Net2Wireless stockholder with questions about the merger, please call Yaron Sobol at 011-972-3-915-8888.

                                     SUMMARY

         The following is a brief summary and is intended merely to highlight some of the information included in this Joint Proxy Statement/Prospectus. The summary is qualified in its entirety by the more detailed information contained elsewhere in this Joint Proxy Statement/Prospectus.

Proposed Business        Net2Wireless, which will conduct business under the
of Net2Wireless          name Jigami Corporation on completion of the merger, is
to be Conducted          organized under the laws of the state of Delaware.
Under the Name           References to Net2Wireless include its three
Jigami Corporation       subsidiaries, Net2Wireless Israel Limited, which is an
                         Israeli corporation engaged in research and development, Vintage Global, Inc., which is a British
                         Virgin Islands corporation that holds the intellectual property of Net2Wireless, and FastNet.com, Inc., a Delaware corporation formed to pursue applications of its technology using traditional physical lines.
                         Net2Wireless currently has no revenues and does not know when it will begin to generate revenues.
                         Net2Wireless acquired wireless communication technologies and rights from I.T.E.S. - Imaging
                         Technologies Enterprises Systems, Ltd, an Israeli corporation, in December, 1999. Products based on the technology held by Net2Wireless are in the preliminary testing stage and are intended to permit wireless communication devices to gain access to the Internet.
                         The goal is to permit the following services to be available to portable devices such as palm computers, personal digital assistants, and cellular phones:

                         o browsing standard Internet sites using standard
                           browsers;

                         o transmission of live video using existing wireless
                           communication networks;

                         o providing instant messaging with full graphics
                           support;

                         o providing messaging services (e-mail, voice mail,
                           fax, etc.); and

                         o providing full graphics applications with network
                           based storage.

                         The basic technology uses proprietary software that greatly speeds up the transmission time for complex content over the existing wireless communication infrastructure, principally by compressing the data. Net2Wireless intends to provide services and license its software directly to cellular carriers. Licensing and transactional fees will be based on the number of users of the system and, in some cases, the number of uses of a particular service. Net2Wireless currently has a beta-site installation at Partner Communications Company, Ltd., a cellular telephone carrier in Israel, and has installed its platform for a second beta test at PelePhone Communications, Ltd., another cellular carrier in Israel. Net2Wireless recently signed a memorandum of understanding with Nextel Finance Company for the field testing and potential future purchase of Net2Wireless' proposed products for use in the United States.

                         See "NET2WIRELESS: Business of NET2WIRELESS"

The Merger               The merger agreement between Sensar and Net2Wireless
                         provides for the merger of Net2Wireless with and into Sensar. The merger was unanimously approved by the board of directors of both Sensar and Net2Wireless.
                         Neither board obtained a fairness opinion in connection with their consideration of the merger. As part of the merger:

                         o the shares of Net2Wireless outstanding immediately
                           prior to the merger will be converted on a one-for-one basis into 18,295,060 shares of common stock of Sensar and 1,000,000 shares of common stock of Sensar will be issued to finders. The stock issued to finders will not be registered and can only be resold if subsequently registered under the Securities Act or an exemption from the registration requirements is available. If the transactions contemplated by the stock purchase agreement between Net2Wireless and Nextel Finance Company is completed prior to the closing of the merger, an additional 1,000,000 shares would be outstanding in Net2Wireless and Sensar would issue an additional 1,000,000 shares of common stock in the merger. The number of shares to be issued to Net2Wireless stockholders will be reduced in the event that any Net2Wireless stockholders exercise their right to dissent. The number of shares may also be increased if Sensar does not meet specified financial conditions, but this is not anticipated.

                         o Options and warrants to acquire Net2Wireless common
                           stock will be converted into options and warrants to acquire up to 17,073,071 shares of Sensar common stock. Net2Wireless has granted 16,531,473 of these options through September 4, 2000, with a weighted average exercise price of $4.72 per share. Of the options granted through this date, 13,996,354 were currently exercisable.

                         o At the initial meeting of the directors approximately
                           two weeks subsequent to the merger, the current directors of Sensar will resign and the current directors of Net2Wireless, Nechemia Davidson, David Rubner, Joav Avtalion, and Ben-Zion Weiner will be appointed as directors of the combined company. The current management of Net2Wireless will become the management of the combined company.

                         The complete terms and conditions of the merger are set forth in the merger agreement between Sensar and Net2Wireless dated December 8, 1999, as amended, a copy of which is included as Appendix "A" and incorporated herein by this reference.

                         See "The Merger."

Directors of the         Nechemia Davidson is the founder and principal
Combined Company         shareholder of Net2Wireless and will serve as the chief
                         executive officer and a director of the combined company. David Rubner, who recently retired as chief executive officer of ECI Telecom, Ltd. (Nasdaq: ECIL),
                         Israel's largest telecommunication equipment company, will serve as chairman of the board of the combined company. Joav Avtalion, co-founder, executive, and director until 1999 of NICE Systems, Ltd. (Nasdaq:
                         NICE), a telecommunication company, co-founder and chairman of Mindsense Biosystems, Ltd., a technology company, and director and chairman of Basense, Ltd., a knowledge management company, will serve as a director of the combined company. Ben-Zion Weiner, corporate vice-president research and development division of Teva Pharmaceuticals, Ltd., an Israeli-based pharmaceutical company, will serve as a director of the combined company.

                         See "MANAGEMENT."

Change in Corporate      As part of the merger, immediately prior to closing,
Domicile and Name        Sensar will change its corporate domicile from Nevada
                         to Delaware and, in an effort to distinguish itself from other companies in the wireless industry, will change its corporate name to Jigami Corporation. Jigami is a Japanese word for the spirit of the person who founds a village or first cultivates the land. As a result, the combined public company will be incorporated in Delaware, which has a more fully defined body of corporate law than Nevada and is more familiar to bankers, venture capitalists, financial institutions, and others who may be dealing with the combined company. The change in corporate domicile and the corporate name will not be completed unless the merger is approved. These changes are not a condition to the completion of the merger.

Stock Option Plan        The Stock Option Plan is being proposed to provide the
                         combined company with the flexibility to grant options to new or existing employees, officers, and directors in order to attract, retain, and motivate these individuals and further align their interests with the interests of the stockholders. The approval of the Stock Option Plan is not a condition to the completion of the merger. If approved, the Stock Option Plan will be adopted whether or not the merger is completed.

Ratification of          At the time the current directors of Sensar were
Options                  appointed, Sensar granted each outside director an
                         option to acquire 200,000 shares, with an exercise price of $1.50 for 100,000 shares and $2.50 for 100,000 shares. On April 21, 1999, the day Messrs. Strasser, and Lewis were appointed, the closing price of the stock was $1.094. On May 5, 1999, the day Ms. Hale was appointed, the closing price was $1.938. On November
                         16, 1999, the board of directors granted the following options with an exercise price of $2.00 per share:
                         800,000 shares to Howard S. Landa, 650,000 shares to
                         Andrew C. Bebbington, the chief consultant to Sensar, and 50,000 shares each to Mr. Strasser, Mr. Lewis, and Ms. Hale. The closing price of the stock on November
                         16, 1999, was $3.375. Under Nasdaq guidelines, the foregoing options require shareholder approval and hence each of the grants was made subject to that approval. Each of the foregoing individuals holds an interest in Sensar's deferred compensation plan and has agreed to forego that interest on stockholder approval of the options. If approved, the options will be granted whether or not the merger is completed. The approval of the options is not a condition to the merger. However, if the options are not approved, each of the individuals would be entitled to receive a cash payment based on their interest in the deferred compensation plan. Under such circumstances, Sensar's liabilities at closing would exceed the limitations contained in the merger agreement between Sensar and Net2Wireless, and Net2Wireless would not be obligated to complete the merger. See "THE MERGER: Interests of Certain Individuals" and "OTHER SENSAR STOCKHOLDER
                         MATTERS."

Sensar Stockholders'
Meeting

  Record Date and Time   Sensar stockholders of record as of the close of
                         business on October 16, 2000, are entitled to vote at the Sensar stockholders' meeting. The meeting will be held at 10:00 a.m., local time, on December 5, 2000, at the offices of Brobeck Phleger & Harrison LLP, 1633
                         Broadway, 47th Floor, New York, New York 10019.

Purpose of Meeting       At the meeting, the Sensar stockholders will be asked
                         to consider and take action on the following:

                                    1. the proposed merger and the change in the
                         corporate name to "Jigami Corporation";

                                    2. the change of the corporate domicile to
                         Delaware;

                                    3. the adoption of the Stock Option Plan;

                                    4. the ratification of options previously
                         granted to officers and directors of Sensar; and

                                    5. the transaction of such other business as
                         may properly come before the meeting,

                         all as more particularly set forth in the official Notice of Meeting accompanying this Joint Proxy Statement/Prospectus.

Shares Outstanding and   On the record date, there were 6,548,546 shares of
Entitled to Vote         Sensar common stock outstanding, with each share
                         entitled to one vote on each matter submitted at the stockholders' meeting.

Vote Required            The merger and the change in corporate domicile must be
                         approved by the holders of a majority of the outstanding Sensar common stock. The members of the board of directors, who collectively hold 81,076 shares of Sensar stock, or approximately 1.2%, have indicated their intention to vote their shares in favor of the merger and change in corporate domicile. As a result, the affirmative vote of an additional 3,193,198 shares will be required. The vote of a majority of the votes cast at a meeting at which a quorum is present, in person or by proxy, is required to approve the Stock
                         Option Plan, and to ratify the options previously granted to officers and directors of Sensar. The directors have indicated their intention to also vote in favor of these proposals. The bylaws of Sensar require that at least 33-1/3% of the issued and outstanding Sensar common stock be represented in person or by proxy at the stockholders' meeting in order to constitute a quorum for conducting business.

Representative of        It is anticipated that a representative of Grant
Accountants              Thornton LLP and a representative of Kost, Forer &
                         Gabbay, a member of Ernst & Young International, will be in attendance at the meeting, either in person or via video conference, to respond to appropriate questions from the Sensar stockholders and, if so desired, to make a statement.

Net2Wireless
Stockholders'
Meeting

  Record Date and Time   Stockholders of record of Net2Wireless as of the close
                         of business on October 16, 2000, are entitled to notice of, and to vote at, the meeting of the Net2Wireless stockholders to be held at 10:30 a.m., local time, on

                         December 5, 2000, at the offices of Brobeck Phleger & Harrison LLP, 1633 Broadway, 47th Floor, New York, New York 10019.

Purpose of Meeting       At the meeting, the Net2Wireless stockholders will be
                         asked to consider and take action on the following:

                                    1. the proposed merger; and

                                    2. the transaction of such other business as
                         may properly come before the meeting,

Vote Required            The merger must be approved by the holders of a
                         majority of the issued and outstanding shares of Net2Wireless common stock and Series A Preferred Stock, voting together as a class. The holders of 12,316,866 shares of the Net2Wireless common stock, or approximately 67% of the voting power of the stock entitled to vote on the merger, have delivered their irrevocable proxies to vote their shares in favor of the merger, therefore, the vote of no additional shares will be required. The bylaws of Net2Wireless require that at least a majority of the issued and outstanding
                         Net2Wireless common stock and Series A Preferred Stock, taken together as a single class, be represented in person or by proxy at the Net2Wireless stockholders' meeting in order to constitute a quorum for conducting business.

Representatives of       It is anticipated that a representative of Kost, Forer
Accountants              & Gabbay, a member of Ernst & Young International, will
                         be in attendance at the meeting, either in person or via video conference, to respond to appropriate questions from the Net2Wireless stockholders and, if so desired, to make a statement.

Ownership of the         Company The percentage ownership by the current
Combined                 stockholders of Sensar and the current stockholders of
                         Net2Wireless before and after the merger is set forth below:

                               Record                Subsequent
                                Date   Percentage   to Merger(1)   Percentage
                                ----   ----------   ------------   ----------
Sensar Stockholders          6,548,546   100.0%      6,548,546        25.3%

Net2Wireless Stockholders            -     0.0%     18,295,060(2)     70.8%

Others                               -     0.0%      1,000,000(3)      3.9%
                             ---------   ------     ----------       ------
Total                        6,548,546   100.0%     25,843,606       100.0%
-------------------------

(1) Subject to stockholder approval, members of Sensar management and others will hold options to acquire 2,509,256 shares of Sensar, with a weighted average exercise price of $2.31 per share, that can be exercised at any time. Options to acquire an aggregate of up to 17,073,071 additional shares which will be held by Net2Wireless employees, directors, stockholders, advisors, and Partner Communications Company, Ltd., will be assumed by Sensar in the merger. As of September 4, 2000, Net2Wireless had granted 16,531,473 of these options with a weighted average exercise price of $4.72 per share. If all of the options potentially outstanding at closing were exercised, it would increase the issued and outstanding shares of the combined company to 45,425,933, of which the Sensar stockholders would hold 20% and the Net2Wireless stockholders would hold 78%. The remaining 2% would be held by others.

(2) If the transaction contemplated by the stock purchase agreement between Net2Wireless and Nextel Finance Company is completed prior to the merger, an additional 1,000,000 shares of common stock will be issued by Sensar in the merger in exchange for the 1,000,000 shares of Net2Wireless issued to Nextel Finance Company.

(3) These shares will be issued to finders at the closing of the merger. These shares are not registered under the registration statement of which this Joint Proxy Statement/Prospectus is a part and may not be sold by the finders absent subsequent registration under the Securities Act or compliance with an available exemption from the registration requirements.

Interests of Certain     In considering the recommendations of the Sensar board
Persons in the           of directors and the Net2Wireless board of directors
Merger                   with respect to the merger, the stockholders of Sensar
                         and Net2Wireless should be aware that directors and officers of Sensar and Net2Wireless may have interests in the merger that are different from, or in addition to, the interests of stockholders generally, including:

                         o the grant to Howard S. Landa, Chairman and Chief
                           Executive Officer of Sensar, of stock options to acquire 800,000 shares of Sensar common stock at an exercise price of $2.00 per share in substitution for Mr. Landa's interest in Sensar's deferred compensation plan, subject to consummation of the merger and ratification of the stock options by the Sensar stockholders;

                         o the grant to Mickey Hale, Steve Strasser, and Brian
                           B. Lewis, directors of Sensar of stock options to acquire 50,000 shares of Sensar common stock each at an exercise price of $2.00 per share in substitution for their respective interests in Sensar's deferred compensation plan, subject to the ratification of the stock options by the Sensar stockholders;

                         o the distribution to Mr. Landa, effective March 1,
                           2000, of non-operating assets of Sensar with a book value of $352,992 as of December 31, 1999, in consideration for Mr. Landa's agreement to indemnify the combined company for all costs and liabilities arising from a pending lawsuit against Sensar, the termination of his executive employment agreement, his assumption of the unexpired lease obligations of Sensar for its Salt Lake City, Utah, offices, and his agreement to provide up to 100 hours of transitional services to the combined company; and

                         o the grant of fully vested stock options to entities
                           controlled by Nechemia Davidson, founder, director, and officer of Net2Wireless; David Rubner, chairman of the board; Joav Avtalion, director, and Yaron Sobol, an executive officer of Net2Wireless, to acquire an aggregate of 4,768,888 shares of the combined company's common stock at a price of $1.86 per share. See "THE MERGER: Interests of Certain Individuals."

                         The boards of directors were aware of these interests at the time of their consideration of the merger. Each board concluded that the merger was in the best interests of its stockholders, but did not establish an independent committee or obtain a fairness opinion from a third-party advisor.

Market Price             Sensar's common stock is traded on the Nasdaq
for Sensar Stock         SmallCapSM Market under the trading symbol "SCII." The
                         following table sets forth high and low closing sale prices for Sensar's common stock as reported on Nasdaq for the periods indicated. All amounts have been adjusted to give effect to the 1:5 consolidation of the outstanding common stock of Sensar effective May 3, 1999 and the 2:1 forward split of the outstanding common stock effective January 17, 2000.

                  Fiscal Year Ended December 31, 1998                High                       Low
                  -----------------------------------         ------------------        ---------------
                  First Quarter                                    $  9.219                   $ 5.781
                  Second Quarter                                   $  7.969                   $ 4.375
                  Third Quarter                                    $  5.00                    $ 1.094
                  Fourth Quarter                                   $  1.484                   $ 0.625

                  Fiscal Year Ended December 31, 1999                High                       Low
                  -----------------------------------         ------------------        ---------------
                  First Quarter                                    $  1.094                   $ 0.703
                  Second Quarter                                   $  3.594                   $ 0.859
                  Third Quarter                                    $  2.797                   $ 1.50
                  Fourth Quarter                                   $ 34.25                    $ 2.094

                  Fiscal Year Ended December 31, 2000                High                       Low
                  -----------------------------------         ------------------        ---------------
                  First Quarter                                    $79.688                    $22.625
                  Second Quarter                                   $41.50                     $10.00
                  Third Quarter                                    $30.438                    $16.063

                         The following table sets forth the closing sales price for Sensar's common stock, as reported by Nasdaq (a) as of October 6, 1999, the date preceding the public announcement of the proposed transaction to acquire the wireless communications technology; (b) as of December 13, 1999, the day preceding the public announcement of the execution of the definitive agreement between Sensar and Net2Wireless; and (c) as of October 19, 2000, a recent practicable date prior to the date of this Joint Proxy Statement/Prospectus.

                                                               Sensar Stock
                                       Date               Closing Sales Price
                                       ----               -------------------
                                 October 6, 1999                $   3.00
                                 December 13, 1999              $  11.69
                                 October 19, 2000               $  14.00

Per Share Data           The following table presents comparative per share data
                         of Sensar and Net2Wireless on an historical and pro forma basis. The data should be read in conjunction with the historical and pro forma financial information and the notes thereto under the caption "Combined Pro
                         Forma Financial Statement."

                                                                                              Six months
                                                                     Year ended                  ended
                                                                  December 31, 1999          June 30, 2000
                                                                  -----------------          -------------
                  Sensar
                  Income (loss) per share from continuing
                    operations(1)                                      $ (2.11)                  $  0.22
                  Book Value per share(2)                              $ (0.02)                  $  0.22
                  Cash dividends per share                                   -                          -

                                                                  Period from
                                                                  commencement of
                                                                  operations (April 1,        Six Months
                                                                  1999) through                 ended
                                                                  December 31, 1999          June 30, 2000
                                                                  -----------------          -------------
                  Net2Wireless
                  Loss per share from continuing operations(1)         $ (0.06)                  $ (8.66)
                  Book value per share(2)                              $ (0.14)                  $  1.45
                  Cash dividends per share                                   -                          -

                  Pro Forma
                  Loss per share from continuing operations(1)         $ (3.07)(3)               $ (9.49)(3)
                  Book value per share(2)                              $  0.25                   $  1.20
                  Cash dividends per share                                   -                          -

-------------------------
(1) Earnings per share are based on the weighted average number of shares outstanding during the period. The pro forma loss per share is based on the losses of the continuing business of Net2Wireless, plus transaction costs. In determining the weighted average number of shares outstanding, the shares held by the Sensar stockholders are assumed to be issued on completion of the merger.

(2) Book value per share is based on the number of shares outstanding at the end of the period. The pro forma book value per share is based on the equity of Net2Wireless, plus the net assets acquired from Sensar.

(3) Excludes the shares to be issued on exercise of up to 17,073,071 options granted by Net2Wireless and 2,509,256 options to be outstanding in Sensar on stockholder ratification of options granted to management and others.

Principal Conditions     The merger is conditioned on the following:

                         o approval of the merger agreement by the holders of a
                           majority of the issued and outstanding Sensar common stock and a majority of the issued and outstanding Net2Wireless common stock and Series A Preferred Stock, voting together as a single class;

                         o the elimination by Sensar of all liabilities, except
                           current liabilities not yet due and not in excess of $50,000;

                         o the compliance by each of the parties with their
                           respective representations, warranties, and covenants as set forth in the merger agreement, unless waived by the other party;

                         o the absence of any material adverse change in the
                           condition of either party not consented to by the other party;

                         o the absence of material regulatory limitations or
                           prohibitions on the consummation of the transaction or the continuation of the business of the combined enterprise thereafter; and

                         o other customary closing conditions.

                         See "THE MERGER: Terms of the Merger."

                         The merger could be terminated even after approval by the Sensar stockholders and Net2Wireless stockholders if one or more of the conditions is not satisfied or waived by the parties.

                         No federal or state regulatory requirements must be met as a condition to completion of the merger.

Dissenters' Rights
of Appraisal

  Sensar Holders of Sensar common stock have the right to dissent from the merger and obtain payment of the fair market value of their shares upon compliance with applicable procedures as provided in sections 92A.300 through 92A.500 of the Nevada corporate law. See "THE
                         MERGER: Dissenters' Rights of Appraisal."

  Net2Wireless           Holders of Net2Wireless common stock have appraisal
                         rights in connection with the merger as provided in
                         section 262 of the Delaware corporate law. The merger agreement provides that the transaction may be terminated at the election of Sensar if stockholders of Net2Wireless owning more than 5% of the issued and outstanding Net2Wireless common stock perfect their dissenters' rights. The holders of 12,316,866 shares, or 67%, of the voting power of the outstanding
                         Net2Wireless stock have delivered their irrevocable proxies to vote their shares in favor of the merger and will be deemed to have elected not to exercise their dissenters' rights. See "THE MERGER: Dissenters' Rights of Appraisal."

New Certificates for     Net2Wireless stockholders will receive one share of
Common Stock             common stock of the combined company for each share of
                         common stock or Series A Preferred Stock they hold in Net2Wireless. Record holders of Net2Wireless stock will receive a letter from the transfer agent of Sensar with instructions for submitting certificates representing
                         Net2Wireless stock in exchange for certificates representing common stock of the combined company.
                         Record holders of Sensar common stock will receive a similar letter with instructions for submitting their certificates for new certificates issued in the name of the combined company. Sensar stockholders will have the same number of shares in the combined company as they now hold in Sensar.

Accounting Treatment     The merger will be accounted for as a reverse
                         acquisition of Sensar by Net2Wireless. Although Sensar
                        will be the surviving legal entity, for financial
                         reporting purposes, the entity whose shareholders hold in excess of 50% of the combined company, Net2Wireless, will be treated as the continuing entity. The reverse acquisition will be treated as a capital stock transaction in which Net2Wireless will be deemed to have issued the shares of common stock held by the Sensar stockholders for the net assets of Sensar. The costs of the transaction will be charged to stockholders' equity. To the extent that the costs of the transaction exceed the net assets acquired from Sensar, the excess will be charged to the statement of operations. No goodwill will be recorded. See "THE
                         MERGER: Accounting for the Merger."

Tax Consequences         Sensar and Net2Wireless will not obtain a private
                         revenue ruling from the Internal Revenue Service regarding the federal income tax consequences of the merger. See "TAX CONSEQUENCES."

  Sensar The merger will qualify as a tax-free reorganization under section 368(a) of the Internal Revenue Code for U.S. federal income tax purposes. As such, no gain or loss will be recognized by Sensar upon completion of the merger.

                         The receipt of new certificates in the name of the combined company, "Jigami Corporation" will not result in any taxable consequence to the Sensar stockholders.

                         Sensar stockholders who exercise and perfect their dissenters' rights will generally recognize gain or loss on the transaction as if it constituted a sale of their Sensar stock.

  Net2Wireless           No gain or loss will be recognized by Net2Wireless upon
                         completion of the merger.

                         No gain or loss will be recognized for U.S. federal income tax purposes by Net2Wireless stockholders upon completion of the merger or on the exchange of shares, options or warrants to acquire shares of Net2Wireless common stock for shares, options and warrants to acquire shares of common stock of the combined company (including any contingent shares), except for any cash payments made to dissenting stockholders.

                         Net2Wireless stockholders will have, in the aggregate, a tax basis in the shares of common stock of the combined company (including any contingent shares) equal to their aggregate basis in the shares of Net2Wireless common stock exchanged. The holding period for tax purposes for the common stock of the combined company will include the period for which they held Net2Wireless common stock.

                         Net2Wireless stockholders who exercise and perfect their dissenters' rights will generally recognize gain or loss on the transaction as if it constituted a sale of their Net2Wireless common stock.

Comparison of            If stockholder approval is received, immediately prior
Securities               to the merger Sensar will change its domicile to
                         Delaware, and stockholders' rights will be governed by Delaware law. Although the corporate statutes of Nevada and Delaware are substantially similar, there are differences that might affect the stockholders and there are differences between the governing instruments of Sensar and those of the combined company. See
                         "Comparison of Securities" for a more complete analysis of each of these differences. Below is a summary of some of the differences:

                         Classified Board. Sensar currently has a classified board of directors in which approximately one-third of the directors are elected at each annual meeting of stockholders for a three-year term. The combined company will not have a classified board and each director will be elected for a one-year term at each annual meeting of stockholders.

                         Removal of Directors. The removal of a director by Sensar stockholders currently requires the vote of a majority of the outstanding stock at a stockholders' meeting called for that purpose. Directors of the combined company can be removed by the vote of a majority of the stock in attendance at a stockholders' meeting called for that purpose.

                         Liability and Indemnification of Officers and Directors. Delaware and Nevada corporate statutes are substantially identical with respect to indemnification of officers and directors, except that Nevada law provides broader indemnification in connection with stockholder derivative lawsuits against a company. A corporation governed under the laws of Delaware has discretion in deciding whether or not to advance expenses incurred by an officer or director in defending any civil, criminal, administrative, or investigative proceeding, whereas a corporation governed under Nevada law must advance such expenses without any discretion in such instances. A Delaware corporation is permitted to adopt provisions in its certificate of incorporation limiting or eliminating the liability of a director to a company and its stockholders for monetary damages for breach of a fiduciary duty as a director, provided that such liability does not arise from proscribed conduct, including the breach of the duty of loyalty. Nevada corporate law goes further in that (i) the provision applies to both directors and officers, and (ii) there are no exceptions to the limitation on liability. The governing instruments of both Sensar and the combined company limit the liability of these individuals to the full extent permitted by law.

Restrictions on Resale   Except for shares issued to "affiliates" of
of Common Stock of the   Net2Wireless, as that term is defined in Rule 144
Combined Company         promulgated by the Commission, the shares issued to
                         finders, and shares held by affiliates of the combined company, all shares of Sensar common stock to be issued in connection with the merger will be transferable without further registration under the Securities Act.
                         Sales by the finders must be made pursuant to a subsequent registration under the Securities Act or an available exemption from the registration requirements.
                         Sales by affiliates must be made in accordance with the requirements of Rules 144 and 145 promulgated under the Securities Act.

                         The management, directors, and the principal consultant of Sensar will be contractually precluded from selling 50% of the common stock held by them, including those shares issuable on exercise of their options, for 180 days following the effectiveness of a registration statement filed by Sensar to permit the sale. In addition, Net2Wireless stockholders who will receive shares of Sensar stock or rights to acquire Sensar stock aggregating a total of 19,030,758 shares have signed an agreement not to sell more than 15% of such shares during the 180 days subsequent to the date set by Nasdaq for trading the shares to be issued to the Net2Wireless stockholders. See "THE MERGER:
                         Restrictions on Transfer of Common Stock of the Combined Company."

--------------------------------------------------------------------------------
                                  RISK FACTORS
--------------------------------------------------------------------------------

         The merger and proposed business of Net2Wireless involves a high degree of risk. Set forth below is a discussion of what Sensar and Net2Wireless consider to be the material risk factors as of the date of this Joint Proxy Statement/Prospectus. In addition to considering the information set forth elsewhere in this Joint Proxy Statement/Prospectus, you should specifically evaluate the following risk factors during your consideration of whether to vote for the merger and the related transactions. If any of these risks occur, or if other risks not currently anticipated or fully appreciated by the companies occur, the business and prospects of the combined company could be materially adversely affected, which could have an adverse effect on the trading price for the stock of the combined company.

Risks Related to Net2Wireless' Proposed Business

         Net2Wireless is recently formed, does not have an operating history, and, consequently, lacks an historical basis on which to predict future results.

         Net2Wireless was formed in December 1999. Shortly after its formation, Net2Wireless acquired technology from I.T.E.S., a development company in Israel. The initial product based on this technology is still subject to pilot tests with cellular carriers. The technology has not generated any operating revenues or binding contractual commitments to purchase products or services to date. Net2Wireless does not have a historical basis on which to evaluate whether or not its proposed business will be successful, including whether it can:

         o        develop products that successfully address a market need;

         o successfully resolve problems that arise in designing and implementing the manufacturing process for its proposed products or in marketing these products;

         o implement a business model that will permit it to operate profitably;

         o hire and retain employees with the technical skills necessary to continue to develop and support products; and

         o successfully develop the necessary administrative support systems such as personnel management, accounting records and controls, marketing supervision and control, service and support, and record keeping and office administration.

If Net2Wireless is not successful in addressing these issues, it will likely not be successful in implementing its proposed business.

         Net2Wireless expects to operate at a substantial loss at least during fiscal 2000 and possibly for substantially longer, lacks internal funding, and may be unable to obtain the additional financing that it needs.

         Net2Wireless has not generated any operating revenues and expects to operate at a loss at least during fiscal 2000 and possibly for substantially longer. Expenses are expected to grow significantly and more rapidly than revenues during the implementation stage. The combined company may, from time to time, incur additional non-cash charges in connection with future grants of options or warrants to purchase common stock, which charges may be material. It is not anticipated that in the short term expenses can be met through the internal generation of cash flow from the operation of the business. The proposed sale of 1,000,000 shares of Net2Wireless stock to Nextel Finance Company may not be completed because it is subject to customary closing conditions as well as the requirement that Nextel Finance Company be satisfied with its due diligence inquiry. The combined company may need to seek additional funding from outside sources, including equity financing. We cannot be sure that the combined company will be able to obtain the needed financing. If an equity financing is completed in the future, it would result in dilution of the percentage of ownership of existing stockholders and could result in dilution of the per share book value. If financing is not available, or only available on unfavorable terms, the combined company may not be able to successfully implement its business plan.

         The display screens of most currently available wireless devices are inadequate to take full advantage of the services made available by Net2Wireless' proposed products.

         The display screens currently available to most mobile wireless devices are inadequate to display the full color video and graphic information made available by Net2Wireless' proposed products. In order for consumers to have access to the full range of services and convenience of the proposed products, the combined company will be dependent on the continued development of sophisticated display technology by others and the adoption of that technology by wireless device manufacturers.

         Factors beyond the control of Net2Wireless such as product and services acceptance, competitive pressures, and the strategic decisions of wireless carriers, may adversely affect its proposed business.

         Net2Wireless may not be able to achieve or sustain its revenue or profit goals as a result of factors outside of its control, including:

         o the lack of market acceptance of the products and services to be offered by Net2Wireless;

         o the lack of acceptance by consumers of the services to be made available as a result of the application of Net2Wireless' products;

         o competitive pressures, including the announcement of competing products and services or a decrease in the prices of such competing products and services; and

         o the lack of dedication, by the telecommunications carriers and manufacturers of wireless devices, of the resources necessary to successfully market the services potentially made available as a result of Net2Wireless' products.

         Net2Wireless may not be successful in obtaining the necessary adoption of its products by cellular carriers, which adoption is critical for its success.

         Net2Wireless' proposed products are based on an enabling technology that permits the transmission of graphic, sound, and video information between the Internet and wireless devices. This technology differs from standards recently adopted for wireless access to services on the Internet. The initial business strategy of Net2Wireless is to make products and services based on this technology available to wireless telecommunications carriers to permit them to offer new services to their customers. The success of this strategy is dependent on one or more carriers with significant customers adopting Net2Wireless' technology and products as the standard for offering their customers these services. Net2Wireless may not succeed in finding these strategic partners, as some of them may have invested in adopting alternative technologies. In addition, in the course of trying to form relationships with strategic partners, Net2Wireless may forego revenue opportunities in the short term in order to establish market acceptance of its products. As a result, the search for strategic partners could initially adversely affect Net2Wireless' revenues and profitability.

         The combined company may not be able to successfully manage its growth.

         Net2Wireless has expanded from having 22 employees at December 31, 1999, to having 91 employees at June 15, 2000, and 147 employees at August 29, 2000, which has strained its management resources. Additionally, the diversion of the attention of Net2Wireless' management caused by the process of completing the merger and combining the companies could cause a disruption of the business activities of Net2Wireless. If the combined company is successful in the introduction of its products, it will be required to continue to rapidly expand the number of its employees in all areas of operations, including administration, development, support, marketing, sales, consulting, and distribution. Net2Wireless cannot assure you that it will be able to locate and hire, or retain, the necessary personnel, or that it will be able to successfully manage the growth and expansion of its business.

         Net2Wireless may not successfully complete the development of its current platform or develop additional products for other wireless technologies.

         There are a number of wireless technologies currently in use. Initially, Net2Wireless' product was designed to work with global system for mobile communications, or GSM, a wireless protocol that is used in Israel and Europe. If the beta test of this product is successful, Net2Wireless will need to complete the development of this platform, as well as to initiate and continue the development of products for other wireless protocols, including the dominant systems used for digital cellular mobile networks in North America, code division multiple access, or CDMA, and time division multiple access, or TDMA. In addition, there are many unique wireless protocols based on these general standards and many operating systems which are unique to individual carriers. Integration with different systems can be a long and costly process. There can be no assurance that the combined company will be able to successfully complete the development of its GSM platform or develop additional products compatible with other platforms. Even if it successfully completes these products, there can be no assurance that the combined company will be able to successfully recover its development costs for any particular system.

         The technology of Net2Wireless is not entirely based on the current industry standard for wireless communications and, as a result, may not be accepted.

         In 1998, the Wireless Application Protocol Forum adopted open, worldwide specifications for wireless data transmission, designed to establish a standard for wireless data transmission. These standards were based on, among other things, the concept that Internet sites to be accessed by wireless devices should be specifically designed streamlined sites that require less data to be transmitted and received by the wireless device. Major telecommunications companies, equipment manufacturers, and software and service companies are members of this forum. While Net2Wireless' products are expected to be compatible with the wireless application protocol used to allow cellular phones access to the Internet adopted by the forum, they will utilize proprietary software and technology not included in the existing wireless application protocol standards. Telecommunications companies and others may be reluctant to adopt new technology that is not wholly based on the existing wireless application protocol standard.

         New products and services developed by Net2Wireless' competitors may perform better than those developed by Net2Wireless and, therefore, Net2Wireless' products and services may not be accepted in the marketplace.

         The market for the delivery of Internet services through wireless communication devices is evolving extremely rapidly and is characterized by intense competition by a large number of companies seeking to establish a dominant market presence. As a result of the very recent development of this market, Net2Wireless cannot estimate the potential product lifecycle. Net2Wireless may not be able to successfully introduce its products or continue to develop and enhance its products at a pace sufficient to keep up with the introduction of new products and services by others. In addition, the prediction of the demand for these services is extremely speculative and the overall market and pricing for these services may not grow at the pace or to the size currently anticipated. Competition could also adversely affect the combined company's ability to develop new products and service offerings. Increasing competition could have a material adverse affect on future revenues and profitability.

         Net2Wireless' potential competitors have access to significantly greater resources, limiting Net2Wireless' ability to compete.

         The telecommunications industry is highly competitive. The telecommunications industry is changing rapidly due to, among other things, deregulation, privatization, consolidation, technological improvements, expansion of infrastructure, the globalization of the world's economies, the expansion of free trade, and new service offerings rapidly being added. These changes create new international and domestic competitors, new network service providers and new competitive infrastructures and services. There can be no assurance that the combined company will be able to compete effectively under these rapidly changing market conditions.

         A number of companies have announced their intent to address the potential market for access to the Internet with wireless communication devices. These include large device manufacturers such as (i) Ericsson, Motorola, Qualcomm, AT&T, and Nokia; (ii) developers of operating systems, software, and browsers such as Microsoft, and Wireless Knowledge, a joint venture of Microsoft and Qualcomm; (iii) systems integrators, such as CMG and APiON; and (iv) software companies such as Oracle and Sendit.

         It is anticipated that this market will continue to be the focus of telephone and wireless device manufacturers, telecommunications companies, and software and browser companies, some of which are among the largest and most successful companies in the world. These companies have resources, including access to technical ability, funding, manufacturing, marketing, and distribution, far in excess of those of Net2Wireless. As a result, Net2Wireless may not be able to successfully compete in this marketplace.

         Net2Wireless may not be able to recruit and retain key management and technical personnel, in which case its proposed business will be adversely affected.

         The success of Net2Wireless is dependent, in part, on its ability to attract and retain key management and technical personnel. Net2Wireless does not carry life insurance on Nechemia Davidson, its founder and chief executive officer. In addition, Net2Wireless' full management team has not yet been assembled. The combined company will be required to assemble a worldwide administrative and marketing team in order to be successful. Net2Wireless has recently hired a number of technical employees and is seeking to identify and attract additional executive management and technical personnel. Net2Wireless has an employment agreement with Mr. Davidson, who will be the president and chief executive officer of the combined company, for an initial term of three years, renewable for additional two-year terms. Under Mr. Davidson's agreement, Net2Wireless will pay him $500,000 annually and grant him options. The agreement also provides for the payment of additional benefits and potential cash and equity bonuses. Additionally, Net2Wireless receives management assistance from two of its directors under consulting agreements. Under Mr. Rubner's consulting agreement, Net2Wireless will pay him $100,000 annually for his services and under Mr. Avtalion's consulting agreement, Net2Wireless will pay him $2,000 for each day that he performs consulting services for Net2Wireless. These individuals do not dedicate their full business time to the affairs of Net2Wireless, and there can be no assurance their services will remain available. If the combined company is unable to attract management with the necessary experience and expertise, or if it loses the services of Mr. Davidson or other key members of its executive or technical team, it may be unable to successfully implement its planned business operations.

         Net2Wireless may not be able to adequately protect its intellectual property rights, which would substantially harm the combined company's competitive position.

         The ability of the combined company to establish a position in the market for wireless communication with the Internet is dependent to a large degree on its proprietary technology having advantages over competing products. Net2Wireless presently relies on copyright and trademark laws, trade secret laws, and confidentiality and noncompetition contractual provisions to protect its intellectual property. Net2Wireless has filed two patent applications and anticipates seeking patent protection for other aspects of its technology that may be patentable. Until patents are actually issued, of which there can be no assurance, Net2Wireless will not be able to determine the full extent of the protection they may afford. The effectiveness of all of the above protections varies from country to country and may not adequately protect Net2Wireless' rights. If Net2Wireless cannot adequately protect its technology, other competitors could potentially use the intellectual property developed by Net2Wireless to their own competitive advantage.

         The combined company could be sued for violations of the intellectual property rights of others.

         There are a large number of patents and products constantly being developed in the areas of telecommunications and Internet applications. The highly technologically-dependent aspect of these industries and the rapid development of products and services enhance the possibility of claims based on violations of intellectual property rights. Any such claim brought against the combined company, even if ultimately determined to be without merit, could be expensive and time consuming and detract from the implementation of the products and services of the combined company. In addition, the combined company may be required to obtain licenses to patents or other proprietary rights of third parties. There can be no assurance that any licenses would be available on terms acceptable to the combined company, or at all.

         The telecommunications industry in which the combined company will compete is highly regulated and the proposed business of the combined company may be adversely affected by existing regulations or new regulations adopted in the future.

         The telecommunications industry is rapidly changing and highly regulated. Cellular carriers require licenses from governmental authorities to use the airwaves. If a cellular carrier using the combined company's products and services lost its license, was restricted in the use of airwaves, or did not gain access to the third generation licenses currently being granted by countries around the world, it could adversely affect the proposed business of the combined company. Other aspects of the combined company's business will also be subject to the authority of regulatory bodies of the countries in which it operates. Regulations established by such regulatory bodies may impose limits on the combined company's operations, and there can be no assurance that such restrictions will not place burdens on the combined company. In addition, the combined company's business may be adversely affected by regulatory changes resulting from judicial decisions or the adoption of treaties, legislation, or regulations by the national authorities where the combined company operates.

         Significant charges associated with stock-based compensation may adversely affect the market price of the common stock and the ability of the combined company to obtain financing.

         For the six months ended June 30, 2000, Net2Wireless had a non-cash expense of approximately $125 million associated with the grant of options with exercise prices below the fair market value of its stock at the date of grant. To the extent that Net2Wireless, or the combined company, continues to use stock based compensation for employees and others in the future, it may incur associated compensation expenses. Any expense will reduce the earnings of the combined company, which may have a negative impact on the market price of the common stock and the ability of the combined company to obtain financing.

Risks Related to Operations in Israel

         Conditions in Israel affect operations and may limit the combined company's ability to produce and sell products.

         Net2Wireless' principal research and development and manufacturing facilities are located in the state of Israel. Political, economic, and military conditions in Israel directly affect its operations. Some of its officers and employees in Israel are obligated to perform up to 39 days of military reserve duty annually. The absence of these employees for significant periods during the work week may cause Net2Wireless to operate inefficiently during these periods. Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit the ability of Net2Wireless to make sales in those countries.

         The Israeli rate of inflation may negatively impact the costs of the combined company if its exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

         A portion of the cost of the Israeli operations, mainly personnel and facility-related, will be incurred in New Israeli Shekels. As a result, the combined company will bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the New Israeli Shekel in relation to the dollar, which will increase costs of the combined company as expressed in dollars.

         To date, Net2Wireless has not engaged in hedging transactions. In the future, the combined company might enter into currency hedging transactions to decrease the risk of financial exposure from fluctuations in the exchange rate of the dollar against the New Israeli Shekel. These measures may not adequately protect the combined company from material adverse effects due to the impact of inflation in Israel.

         It may be difficult to enforce a U.S. judgment against the officers and directors of the combined company and some of the experts named in this Joint Proxy Statement/Prospectus or to assert U.S. securities law claims in Israel.

         Substantially all of the executive officers and directors of the combined company and the independent certified public accountants of Net2Wireless are nonresidents of the United States, and a substantial portion of the assets of the combined company and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against the combined company or any such persons. Additionally, it may be difficult for you to enforce civil liabilities under U.S. federal securities laws in original actions instituted in Israel.

Risks Related to the Merger

         The exchange ratio is fixed so that Net2Wireless stockholders will receive the same number of shares whether the price of the Sensar stock increases or decreases.

         The exchange ratio in the merger is fixed and will not be adjusted in the event of any increase or decrease in the price of Sensar common stock. The price of the common stock that Net2Wireless stockholders receive may be lower than its price as of the date of this Joint Proxy Statement/Prospectus or the date of the Sensar or Net2Wireless stockholders' meetings. There can be no assurance that the price of the Sensar common stock on the date of the stockholders' meetings will be indicative of the price of the common stock of the combined company on the date the merger is closed or thereafter.

         The trading price for the stock of the combined company may be volatile.

         The market price of Sensar common stock has been and may continue to be volatile. For example, from October 6, 1999, through October 19, 2000, the closing price for Sensar's common stock, as reported by Nasdaq, has been as high as $79.688 and as low as $2.094. The trading price can be affected by a number of factors unrelated to the business prospects and results of the combined company. These factors include: o announcements of developments by competitors;
o acquisitions or strategic alliances by the combined company or others in the industry; o changes in the estimates as to the potential market and Net2Wireless' share of that market; o changes in the recommendations of security analysts; and o changes in the trading prices of telecommunications companies or others in related industries generally.

         There can be no prediction as to the price or trading volume of the stock of the combined company subsequent to the merger.

         The concentration of control of the combined company in the members of management may limit the ability of other stockholders to influence the direction and policies of the combined company.

         The executive officers and directors of Net2Wireless will own approximately 26% of the outstanding common stock of the combined company subsequent to the merger. In addition, they will hold options, of which approximately 5,000,000 are exercisable at $1.86 per share, to increase their stock ownership to approximately 40%. Consequently, these stockholders may, as a practical matter, be able to exert significant influence over those matters requiring approval by the stockholders, limiting the ability of other stockholders of the combined company to effectively influence the direction and policies of the combined company. This concentration of ownership could also discourage, delay, or prevent others from a takeover attempt that could otherwise be beneficial to the other stockholders of the combined company.

         The combined company will have 10,000,000 shares of blank check preferred stock authorized.

         The authorization of 10,000,000 shares of preferred stock in the certificate of incorporation of the combined company, and the authority of the board of directors to determine the attributes of and to issue the preferred stock, may discourage, delay, or prevent a merger or acquisition that may be favorable to the stockholders of Net2Wireless.

         The terms of the merger may not reflect the value of Sensar or Net2Wireless.

         The terms of the merger and the determination of the number of shares and options to be held by the stockholders of Sensar and Net2Wireless represent determinations arrived at during the negotiation process merely for the purpose of calculating the relative ownership percentages of the parties. The ownership percentages were not fixed based on traditional indicators of value such as earnings, market share, return on assets, revenues, or market capitalization. The percentage ownership of the Sensar and Net2Wireless stockholders does not, and is not intended to, represent the value of Sensar or Net2Wireless and should not be taken as an indication of the price at which the common stock of the combined company may be sold subsequent to the merger or the value of the combined company. Subsequent to the date that the number of shares to be issued to Net2Wireless stockholders was fixed, Net2Wireless acquired the wireless technology from I.T.E.S. Ltd. for $1.2 million, a price determined by the board of directors of both I.T.E.S. Ltd. and Net2Wireless to be the fair market value of the technology at that time and substantially less than the value of the Sensar common stock to be issued to the Net2Wireless stockholders, based on the market price of the common stock, both at the date the terms of the merger were negotiated and the date of the sale by I.T.E.S. Ltd. The amounts that may be realized following the merger upon the sale by the former Net2Wireless stockholders of the common stock received by them in the merger may vary widely from the foregoing amounts and the historical trading prices of the Sensar common stock.

         Lack of an independent assessment or opinion regarding the fairness of the merger transaction requires the stockholders to rely exclusively on the recommendation of the boards of directors and the stockholders' own analysis of the transaction.

         Neither Sensar nor Net2Wireless has obtained an assessment or opinion from any qualified independent expert regarding the fairness of the merger from a financial point of view to either Sensar or Net2Wireless or their respective stockholders. In addition, neither board formed a disinterested special committee to evaluate the fairness of the proposed merger to unaffiliated stockholders. The lack of a fairness opinion or recommendation by a disinterested committee means that the stockholders will be relying exclusively on the recommendation of the boards of directors, financial information concerning Net2Wireless and Sensar contained in this Joint Proxy Statement/Prospectus, and their own analysis of the condition of both companies, the prospects for the proposed business of Net2Wireless, and the terms of the merger in deciding whether or not to approve the transaction. The boards of directors did not receive independent advice concerning whether the terms of the transaction were fair to the parties in arriving at their decision to approve the transaction and to recommend approval by the stockholders and had interests in the transaction that were different than, and in addition to, those of the other stockholders.

         Following the merger, Sensar stockholders will no longer control the vote of the combined company.

         The Sensar stockholders who are currently entitled to elect directors and vote on such other matters as may be presented to the stockholders will, as a result of the merger, hold only approximately 25% of the issued and outstanding common stock of the combined company. The ownership of the Sensar stockholders will be reduced even further if additional shares are issued under the contractual provisions of the merger agreement. The percentage of ownership of the Sensar stockholders may be reduced further as a consequence of the exercise of options to acquire up to 17,073,071 shares of Net2Wireless. As of September 4, 2000, Net2Wireless had granted 16,531,473 of these options with a weighted average exercise price of $4.72 per share. Consequently, the Sensar stockholders will suffer a substantial dilution to their voting power and, subsequent to the merger, will not be able to elect any representatives to the board of directors of the combined company or to control the vote with respect to any other matter submitted to the stockholders.

         Additional shares that become available for sale may have an adverse affect on the trading price.

         All of the shares to be issued to the Net2Wireless stockholders in connection with the merger have been registered under this Joint Proxy Statement/Prospectus and, except for the stock held by affiliates of Net2Wireless and stock held by stockholders who have signed agreements limiting their rights, will be freely available for sale. In addition, following the merger, the combined company will have outstanding options and warrants to purchase up to an aggregate of 19,582,327 shares of our common stock. As of September 4, 2000, options to acquire 19,040,729 shares of stock with a weighted average exercise price of $4.40 per share, significantly below the current trading price of the common stock, had been granted. Of these options, 16,505,610 were exercisable as of September 4, 2000. The holders of these warrants and options have registration rights requiring the combined company to register the sale of the common stock issuable upon exercise under certain circumstances. Sensar has filed a registration statement permitting the resale of 2,467,056 shares of restricted common stock issued on the conversion of options held by current directors, officers, and consultants of Sensar. The sale of the stock issued under this registration statement to Net2Wireless stockholders and stock issuable on the exercise of outstanding options and warrants covered by registration statements, or even the potential for the sale of such stock, may adversely affect the trading price for the common stock of the combined company.

         Officers and Directors may have interests in the merger different from other stockholders.

         The terms of the transaction were determined through negotiations between executive management of Sensar and Net2Wireless and approved by the board of directors of each company. These individuals have interests in the merger different than, or in addition to, those of the stockholders generally. In order to meet its contractual obligation to eliminate liabilities, Sensar entered into an agreement with its chief executive officer, Howard S. Landa, pursuant to which he assumed specified liabilities of Sensar in exchange for the transfer of non-operating assets, and each of the directors of Sensar agreed to forego their rights under a deferred compensation plan on approval by the stockholders of options granted to them with an exercise price of $2.00 per share. Directors of Net2Wireless each received options with an exercise price of $1.86 per share, and two of the directors entered into agreements that provide for compensation for their services. None of these transactions were at arm's length. Consideration of these interests may have influenced these individuals to vote in favor of approving the transaction. See "THE MERGER: Interests of Certain Individuals."

--------------------------------------------------------------------------------
                           FORWARD LOOKING STATEMENTS
--------------------------------------------------------------------------------

         This Joint Proxy Statement/Prospectus contains forward looking statements. These forward looking statements reflect Sensar's and Net2Wireless' current expectations concerning future results and events. These forward looking statements generally can be identified by the use of phrases such as "believe," "expect," "anticipate," "intend," "plan," "foresee," "likely," "will," "potential," "proposed," or other similar words. Generally, the statements describe the objectives, plans, or goals of the companies. These forward looking statements involve known and unknown risks, uncertainties, and other factors which may cause the actual results or the performance or achievement of such goals to differ from those anticipated by these statements. Many of the important factors that could cause actual results to differ materially from expectations are discussed under the caption "Risk Factors." In addition to those risk factors specifically addressed, there may be other factors that have not been considered by Sensar and/or Net2Wireless or that are not currently considered to be significant, that may in fact turn out to be material and cause actual results to differ substantially from the forward looking statements. Stockholders should be aware that such forward looking statements are not intended to be precise descriptions of the future and that actual results will differ, either based on one or more of the factors specifically discussed or on other factors or influences that may develop in the future. Neither Sensar, Net2Wireless, nor the combined company undertakes any obligation to update the forward-looking statements contained herein or elsewhere to reflect actual results, changes in assumptions, or changes in other factors affecting the forward-looking statements.

--------------------------------------------------------------------------------
                                  NET2WIRELESS
--------------------------------------------------------------------------------
BUSINESS OF NET2WIRELESS

General

         Net2Wireless is a privately-held Delaware corporation with a research and development subsidiary located in Israel, a British Virgin Islands subsidiary that holds its intellectual property, and a Delaware subsidiary formed to pursue applications of its technology to traditional physical communications lines. Net2Wireless is developing technology which is intended to enable and enhance a wide variety of wireless communication services. The goal of Net2Wireless is to permit the following services to be provided to cellular subscribers carrying wireless devices such as palm computers, personal digital assistants, and cellular phones:

         (a) browsing the Internet through standard websites and using standard browsers;

         (b) transmission of live video over the 9600 bps wireless link to the wireless device;

         (c)      providing instant messaging with full graphics support;

         (d)      providing messaging services (e-mail, voice mail, fax, etc.);
                  and

         (e) providing full graphics applications with network-based storage.

         The basic technology uses proprietary technology that greatly speeds up content transmission over the wireless cellular infrastructure, principally by compressing data. The goal is to permit the customers of cellular carriers to use a wide range of hand-held wireless devices to browse the Internet and to receive Internet-based television and other Internet based multimedia services. Net2Wireless expects that its technology will potentially enable cellular carriers to provide many other additional enhanced services to their customers.

History

         Net2Wireless was incorporated on December 7, 1999, and on December 15, 1999, purchased its business and assets from I.T.E.S., an Israeli corporation doing business in Israel. I.T.E.S. was formed on March 21, 1995, but did not begin active operations until 1998. In 1998, I.T.E.S. commenced research and development efforts for two multimedia streaming video products based on video and audio compression technology: (i) Lightning Video - a video/audio Internet/Intranet system; and (ii) DeskTop Communicator - a multimedia communication software for desktop applications. I.T.E.S. presented its technology at the "Internet World 98" exhibition that took place on October 7 - 9, 1998, at the Javitz Center in New York. By the end of 1998, I.T.E.S. became aware of major competition in the field of Internet video streaming - Microsoft and Real Networks were heavily involved in this field and had invested significant time and money in the development of their Internet video streaming products. In light of this competition, I.T.E.S. began to explore other avenues to utilize its technology.

         In April 1999, Partner Communications approached I.T.E.S. about adapting its Internet streaming technology to a wireless environment. In response to that inquiry, I.T.E.S. focused all of its research and development efforts on developing wireless multimedia streaming video products. The wireless unit completed feasibility studies on the core technology by the end of 1999, and was ready to commence product design. The result of this research and development was the wireless video streaming which was the subject of the October 1999 agreement with Partner (subsequently superseded by the March 2000 agreement).

         As a result of the negotiations between I.T.E.S., Sensar and early investors in I.T.E.S., Net2Wireless was organized as a Delaware corporation to acquire the wireless technology from I.T.E.S. Shareholders of I.T.E.S. became shareholders of Net2Wireless and other investors in Net2Wireless provided the funds necessary for the acquisition of the technology from I.T.E.S. Net2Wireless entered into the merger agreement with Sensar and an agreement with Partner Communications that replaced the earlier agreements with I.T.E.S. Subsequent to the purchase of the wireless technology, Net2Wireless continued its research efforts on wireless data transmission that is expected to eventually provide a new family of products for Internet connections and communication, e-mail, instant messaging, and unified messaging for wireless mobile devices.

         The value added line of services developed by Net2Wireless are in the stage of field trials, trial utilization of the platform, and beta testing. Net2Wireless currently conducts a majority of its research and development operations in Israel because (i) one of its founders and its chief technical architect, Nechemia Davison, lives there; and (ii) of the availability of qualified research and development personnel.

Development of the Industry

         Growth of Wireless and Mobile Communications

         Wireless telecommunications has grown rapidly as cellular and other emerging wireless communications services have become available and affordable for both business and consumer markets. Advances in technology, changes in telecommunications regulations and the allocation and licensing of additional frequencies for this use have contributed to this growth worldwide.

         Wireless Network Carriers

         The competitive environment among cellular carriers in major markets worldwide is extremely intense. Efforts to attract and retain subscribers for digital wireless communications services have resulted in significant price- and service-based competition. Increased competition has (i) resulted in a decrease in the fees that can be charged for initiation and ongoing service; (ii) increased costs of the carrier acquiring new subscribers; and (iii) increased the propensity of subscribers to switch from one carrier to another. For these reasons, carriers are looking for new methods to compete, new services they can offer to their wireless subscribers for additional fees, and ways in which to differentiate their product in an effort to retain customers. In addition, they are focused on finding and deploying solutions that enable them to deliver and support their services in a more cost-effective manner.

         Growth of the Internet

         The Internet has emerged as a global system enabling millions of people to share information and conduct business electronically. The dramatic growth in the number of business and consumer Internet users has led to a proliferation of useful information and services on the Internet, including e-mail, news, electronic commerce, educational and entertainment applications and a multitude of other services. As a result, the Internet has become a primary resource for millions of people.

         The Convergence of the Internet and Wireless Communications Devices

         As people have become increasingly dependent on Internet-based services, mass-market wireless communication devices that provide mobile access to these resources have begun to become available. Current interest levels in addressing the market for wireless Internet access are on the rise and will impact the services to be offered by the wireless carriers.

         A substantial number of companies have emerged to provide the service of transmitting voice and data over the Internet. Recently, new developments have permitted the link between these Internet-based services and wireless communication devices.

Advantages Offered by Net2Wireless Technology

         Current Limitations of Wireless Internet Access

         Wireless Internet access has not yet become widespread. Existing wireless application protocol technology has limitations compared to computer based access as a result of a lack of existing applications, reduced communication speed, and less-than-ideal wireless communication devices. These limitations have restricted wireless communication over the Internet to primarily text-based interface and require that either the Internet content be formatted in a different language than the language typically used to create sites on the Internet, Hypertext Markup Language, or HTML, or that the network carrier offer its own content specifically designed for Wireless Markup Language, or WML, a subset of HTML created to support the existing wireless application protocol. As a result, wireless users cannot directly access the seemingly unlimited content currently available on the Internet.

         In addition, in order to use the existing wireless application protocol technology, users must undergo a period of technology adaptation and education to learn to browse the Internet through WML or Extensible Mark-up Language, XML, formats rather than standard HTML format. Furthermore, the existing wireless application protocol requires new, dedicated phones that are compatible with the protocol that the carrier will have to subsidize in order to induce the clients to move to the use of the existing wireless application protocol.

         The Net2Wireless Approach

         The server and wireless browser technology system being developed by Net2Wireless is intended to make all of the information on the Internet accessible to wireless mobile devices using existing affordable access to information services. The goal is to permit cellular carriers to provide new information services and to serve as an Internet portal for their customers. By offering access to new content and expanded communication services, it is anticipated that airtime consumption and revenues for carriers will increase.

         Net2Wireless seeks to address the limitations of the existing wireless application protocol technology in a number of ways. Net2Wireless is developing a more efficient way of utilizing the narrow bandwidth of wireless communications devices to transfer graphic and multimedia information. Net2Wireless uses state-of-the-art digital data compression with its proprietary advanced pattern recognition and streaming technology. This permits the transmittal of streaming video and other multimedia content in real time over the very limited bandwidth of wireless communications devices.

         The differences between Net2Wireless' proposed products and products designed for use with the existing wireless application protocol are summarized on the following table.

                                         Net2Wireless                    Wireless Application Protocol
                               ----------------------------------     -------------------------------------
Supported Protocol             HTML, the standard Internet            WML, XML
                               protocol

Device Type                    Personal Digital Assistant or          Phone   compatible   with   wireless
                               Notebook, in conjunction with          application protocol
                               a cellular phone

Access to web pages            Any standard HTML web site             Only web pages specifically
                                                                      adapted  for  wireless   application
                                                                      protocol

Surfing behavior               HTML standard -- no adaptation         Adaptation to new way of
                                                                      surfing, text only

Content used                   Graphic, Text, Multimedia,             Text only
                               Music

Usable applications            All fixed Internet applications        Text applications only

Intranet                       Supported                              Not supported

         Net2Wireless allows the transfer of standard HTML pages, thus avoiding the need to convert to WML or XML formats. Net2Wireless' technology also eliminates the time spent on further technology adaptation and education. Users will be able to connect, via Net2Wireless technology, to the Internet and surf the web as they do over the current wired connection.

         The technology has been designed to utilize the power, speed, and storage capacity of Net2Wireless' Wireless Application Server. Existing wireless communication devices which have limited processing power are treated as application devices. As such, the devices themselves do not need to be very sophisticated in terms of computing power, and are used simply to provide access to the Wireless Application Servers, where the necessary software is loaded, and to store and retrieve information from the server.

         Net2Wireless' technology is designed to create an application that works seamlessly with both the existing systems of cellular carriers and wireless communications devices. Net2Wireless intends to develop its technology to be compatible with all major digital wireless telephone standards. In addition, it is intended to be compatible with existing and emerging operating systems for wireless devices. The Net2Wireless system would provide the opportunity for a common communications platform and standard between different device families to make mobile Internet communications widespread. Further, Net2Wireless' software and communications systems are designed to be fully compatible with WML and other systems compatible with the existing wireless application protocol.

         Net2Wireless' systems will be installed on its Wireless Application Servers at the cellular carrier's facilities as an overlay to the carrier's existing systems. They are designed to be compatible with the carrier's existing technology so that no modifications or changes to the underlying cellular communication network are necessary. Therefore, network carriers should not be required to change or reconfigure their systems to accommodate the installation of Net2Wireless' technology.

         Because wireless networks have limited bandwidth and wireless communication devices have limited processing power and memory, software programs that reside on the server are used to provide processing power and other computing resources to the wireless devices. These allow operations requiring significant processing power to be offloaded from the devices to Net2Wireless servers, including translating existing Internet protocols such as HTML to wireless Internet protocols such as WML. This translation will allow users who have devices compatible with the existing wireless application protocol to benefit from Net2Wireless services as well.

         Wireless communication devices are mass-market consumer items with imbedded software that is difficult to modify in the field. To address this issue, the Net2Wireless' translation programs are designed to translate content in real-time. Net2Wireless intends to distribute its software to cellular carriers who can make it available to their customers either for a fee or free of charge. Software translators that transparently translate content to make it compatible with older versions of digital wireless devices may be developed by Net2Wireless in the future, depending on the demand for such software. The software will be included with the packages purchased by the cellular carrier and downloaded to the device during the initial log on. Updates to the software are similarly downloaded. The cellular carrier may or may not charge a fee for these downloads.

         Net2Wireless' hardware and software systems are designed to run in parallel on multiple servers, which will allow the system to balance the workload among the servers. The system is also designed to include redundant hardware on mission critical components, to permit it to survive a potential failure of any server with minimal downtime. The system is designed to permit additional capacity to be added quickly and easily by adding additional servers without incurring significant development costs.

         There are limitations associated with Net2Wireless' technology. Net2Wireless' technology requires the use of servers which are limited as to the number of registered users and subscribers which can be supported at a single time. Widespread implementation of Net2Wireless' technology may require carriers to acquire substantial numbers of servers and use significant, scarce resources to locate and manage the servers. Net2Wireless also faces a competitive disadvantage in that equipment manufacturers and carriers have committed to the existing wireless application protocol and made substantial investments, which they will be reluctant to abandon in favor of a new technology. While Net2Wireless' services work with currently available wireless devices, typically the user also needs a device with a more sophisticated display, such as a notebook or hand-held computer, to take full advantage of the capabilities of the product. Net2Wireless anticipates that the ongoing improvements in display technology will continue and will ultimately result in screens being available in hand-held wireless devices that will be capable of displaying all of the services made available by Net2Wireless' products.

Products

         Net2Wireless is developing several proprietary products:

         o        Wireless Application Server
                  Wireless Application Servers provide access to real-time Internet multimedia and a multimedia service that sends recorded video content to users of cellular phones and other handheld devices. They enable cellular carriers to offer content services consisting of news, stock quotes, sports, business communications, message services, mailboxes, datebooks, directories, airline schedules, reference materials, business enterprise data, and similar items, or access to all Internet content and commerce. The Wireless Application Server serves as the system on which software programs and data reside because of the limited processing and storage power of most hand-held wireless devices.

         o        Wireless Instant Messaging Suite
                  The Wireless Instant Messaging Suite is a software and storage system for instant messaging technology to allow wireless subscribers to receive and send messages regardless of the user's on- or off-line position on the wireless network or the Internet. The IM Suite Server offers wireless carriers a complete solution to enable their subscribers to access and connect with Internet-based instant messaging systems.

         o        Wireless Browser Technology
                  The Wireless Browser Technology is a text, audio and video browser that allows web browsing from existing cellular phones and other portable devices. Unlike existing text-mode-only Internet browsers, the wireless browser technology allows extensive web browsing, including sending and receiving graphics files, using very little computing or battery power on the handheld device.

         o        Fixed Line Technology
                  Through its subsidiary, FastNet.com, Inc., Net2Wireless intends to design and develop a line of products that will enhance traffic utilization on the Internet and intranets. Traffic on the Internet is often congested during peak times. It is anticipated FastNet.com, Inc.'s fixed line technology will improve bandwidth utilization and transmission times directly to the end user's computer. FastNet.com, Inc., will use high-capacity compression technology developed by its parent entity, Net2Wireless, in order to develop its product in a timely manner.

         Prototype versions of each of the above wireless products have been developed and tested internally by Net2Wireless. Net2Wireless has completed the installation of its 3Gate system and the video and Internet Wireless Application Servers at the facilities of Partner Communications Company, Ltd., and PelePhone Communications, Ltd., cellular carriers in Israel, and a joint evaluation of the products as installed is proceeding.

         Net2Wireless' wireless browser technology and wireless device software is intended to be compatible with most existing mobile device technology and requires less computing power than browser-based mobile communication systems based exclusively on wireless application protocol, or WAP, standards. With the wireless browser technology, there is no loss of bandwidth with multiple users accessing the single carrier.

Source of Anticipated Revenues

         Net2Wireless intends to sell hardware and services and to license its software directly to cellular carriers. Licensing and transactional fees will be based on the number of users of the system. To the extent that wireless carriers are able to offer new services based on the technology and charge their customers incremental fees for such services, Net2Wireless intends to seek a percentage of these new revenue streams. The hardware servers will be manufactured directly by Net2Wireless or through original equipment manufacturers and marketed by direct sales to cellular carriers or through distributors or representatives. Net2Wireless has not generated any revenues from these activities to date and does not have historical experience by which to judge whether its business model will be successful.

Agreements With Cellular Carriers

         Partner Communications

         On March 13, 2000, Net2Wireless entered into a pilot agreement with Partner Communications Company Ltd., a cellular telephone operator in Israel which is the Israeli affiliate of Orange Plc, a United Kingdom-based cellular carrier. Partner Communications uses the global system for mobile communications, or GSM, wireless protocol.

         Under the pilot agreement, Net2Wireless is testing, on Partner Communications' system, and at Net2Wireless' cost, its multimedia streaming media platform, a service that allows the user to receive video programs in real time on mobile wireless devices. Net2Wireless' equipment has been installed on Partner Communications' system and initial tests of the system have been completed by Partner Communications. Partner Communications has not yet made the system available to its customers. Partner Communications holds an option, granted at the time of the execution of the pilot agreement, to purchase 3,026,998 shares of Net2Wireless common stock or, subsequent to the merger, the common stock of the combined company, at a price of $1.84 per share. If the merger is not completed, the number of shares subject to the option will be reduced so that Partner Communications has the right to purchase a 10% interest in Net2Wireless. The option is exercisable until the later of (1) October 6, 2000; or (2) two months after completion of the merger with Sensar. If Partner Communications exercises the option, it will have the right to have its shares registered under the Securities Act. The number of shares subject to the option will be adjusted for any capital restructuring of Net2Wireless or Sensar and the exercise price will be reduced in the event that the combined company has a market capitalization of less than $50 million immediately following the merger, by a factor equal to the market capitalization divided by $50 million.

         The parties agreed to negotiate and execute an agreement for the purchase of a Net2Wireless video platform system by Partner Communications within 90 days of the date of the pilot agreement, although Net2Wireless agreed to supply the software necessary for the initial 50,000 users free of charge. This purchase agreement has not been finalized, although the parties continue to negotiate. This agreement has not been finalized because Net2Wireless and Partner Communications have been unable to reach agreement on certain business and technical matters, including benchmarks for the performance of Partner Communications' system, the technical description of the system, and the specifications once Net2Wireless' video platform is fully integrated into Partner Communications' system.

         Since the purchase agreement was not executed within 90 days of the pilot agreement with Partner Communications, Partner Communications lost a right of first offer with regard to new Net2Wireless products in Israel. Under the terms of the pilot agreement, if Net2Wireless sells products to other affiliates of Orange Plc, or if Partner Communications assists in the sales of Net2Wireless products, if previously requested by Net2Wireless, to any other GSM based cellular carriers, Partner Communications will receive a fee of 15% of the revenues received from these sales by Net2Wireless. Net2Wireless has notified Partner Communications that its exclusive rights with respect to the video platform and its right of first offer with respect to any other technologies or products of Net2Wireless have expired.

         Net2Wireless cannot assure you that a purchase agreement will ultimately be signed with Partner Communications or as to the terms and conditions of the purchase agreement. The terms of the purchase agreement must be mutually agreed to by the parties.

         PelePhone Communications, Ltd.

         Net2Wireless has also entered into a memorandum of understanding dated March 27, 2000, with PelePhone Communications, Ltd., a cellular carrier in Israel that uses CDMA technology. Pursuant to the memorandum of understanding, Net2Wireless has agreed to lend to PelePhone various hardware and software products of Net2Wireless and to customize its products for use with PelePhone's CDMA technology platform and Samsung cellular phones, which PelePhone has agreed to supply, together with all necessary infrastructure. PelePhone will field test the customized products for a period of one month, that is currently anticipated to commence in the fourth quarter of 2000. Net2Wireless has given PelePhone an option to purchase the customized products within the 60-day period following completion of the field test. At the time of entering into the memorandum of understanding with PelePhone, Net2Wireless notified Partner Communications in accordance with Partner Communication's then existing right of first refusal, and the period during which Partner Communications had to exercise its right expired. Net2Wireless completed installation of its platform on PelePhone's CDMA cellular infrastructure on June 21, 2000. The platform will enable PelePhone to provide a variety of third generation wireless communications services, without requiring bandwidth and infrastructure upgrades.

         Nextel Finance Company

         Net2Wireless signed a memorandum of understanding, dated as of July 26, 2000, with Nextel Finance Company, a wholly-owned subsidiary of Nextel Communications, Inc., for the field testing and potential future purchase of Net2Wireless' proposed products for use in the United States. The initial field testing commenced during August, 2000.

         In a separate agreement, dated July 26, 2000, Nextel Finance Company and Net2Wireless also agreed to the terms and conditions that would apply to an investment in 1,000,000 shares of Net2Wireless capital stock at a per share price of $32. Consummation of this investment transaction is subject to several conditions, including the satisfactory completion of due diligence by Nextel Finance Company. The October 15, 2000, date initially set for closing, has been extended to November 9, 2000, to permit Nextel Finance Company to complete its due diligence review. We cannot assure you that the conditions to closing will be satisfied.

         Lucent Technologies, Inc.

         Net2Wireless signed a distribution agreement, dated September 20, 2000, with Lucent Technologies, Inc. Under this agreement, Net2Wireless will pay a commission to Lucent for each customer it refers that Net2Wireless accepts and to whom Net2Wireless agrees to provide services. Prior to initiating any referral activity between Lucent and Net2Wireless, the parties must complete a test plan to determine that Lucent's wireless infrastructure is compatible with Net2Wireless' hardware and services. Net2Wireless is currently preparing the test plan and, upon Lucent's approval, will commence the compatibility testing.

Competition

         Current and Potential Competitors

         The widespread adoption of open industry standards, such as the existing wireless application protocol specifications, may make it easier for new market entrants and existing competitors to introduce products that compete with the proposed products of Net2Wireless. Net2Wireless will compete primarily on the basis of technology, ease-of-use, functionality and quality, and breadth of product and service offerings. Some of the competitive advantages and disadvantages are:

         Advantages

o Uses the existing second generation wireless communications infrastructure, referred to as 2G, but provides value added services which are not expected to be available until a new telecommunications infrastructure, or 3G, is adopted.

o        Single platform solution for multiple applications.

o        Efficient utilization of the carriers' frequencies.

o Telecommunications standard for wire and wireless carriers, or Telco grade, solution, high availability, scalable and redundant system.

o Data services that the cellular operators can provide their customers and collect additional revenue.

         Disadvantages

o The switch, or server, employed by Net2Wireless currently has limited capacity for subscribers or registered users. Therefore, significant investment in equipment and real estate is required in order to roll out a large scale system.

o The large investment being made by various equipment vendors in technology based on the existing wireless application protocol will make them reluctant to adopt this new standard.

         The competitors include the following:

         Wireless Equipment Manufacturers

o Ericsson, Motorola, Qualcomm, AT&T, and Nokia, which are developing server and application software products. These companies already sell wireless telephones and other telecommunications products to network carriers who are our potential customers and may use their existing relationships to influence the adoption of competing technologies.

o Microsoft and Wireless Knowledge, a joint venture of Microsoft and Qualcomm, which has announced its intention to further develop Microsoft's Windows CE operating system for application on wireless handheld devices.

o Systems integrators, such as CMG and APiON, and software companies, such as Oracle and Sendit, which are developing and marketing server software that is compliant with WAP specifications.

         Providers of Internet Services, Applications and Content

o Cisco Systems Inc., which announced that it will develop products using its proposed standard for broadband wireless Internet services. o Oracle Corp. and Phone.com, which announced they are working together to enhance an end-to-end solution for enabling Internet and intranet information access and services from wireless handsets. o Hewlett-Packard, which announced an integrated hardware/software platform solution for delivering wireless Internet services on a pay-per-use basis from infrastructure equipment owned and operated by Hewlett-Packard. Motorola and Nokia have also committed to working with Hewlett-Packard to advance wireless connectivity to the Internet.

o IBM and Nokia, which have announced a global partnership to develop solutions using the existing wireless application protocol standards.

o CMG, a European information technology service group, and diAx, a Swiss mobile operator, which offer Telekurs Financial real-time financial information to mobile wireless users who can access financial indices, currency exchange rates, world stock exchanges, and financial headlines and obtain stock quotes and, eventually, conduct wireless banking in the mobile environment.

o Net2Phone, which is a provider of voice-enhanced Internet communications services to individuals and businesses worldwide. It is possible that Net2Phone will seek to integrate mobile communication capabilities into their Web access.

         Several of the world's major providers of telecommunications equipment, such as Alcatel and Lucent have developed network equipment that may be used in connection with the provision of similar Web services, including routers, servers and related hardware and software. By developing this equipment, these manufacturers may exert substantial influence over the technology that is used in connection with transmission of voice over the Web, and may develop products that facilitate the quality and timely roll-out of these networks.

         These competitors are established manufacturers, software and hardware developers, and service providers which have access to significantly greater financial, technical, and managerial resources than Net2Wireless. Net2Wireless may not be able to successfully compete in this industry.

         Intellectual Property

         Net2Wireless relies on a combination of trademark, copyright and trade secret laws, as well as technical measures to establish and protect its proprietary rights. Net2Wireless is in the process of preparing and filing approximately 20 applications for patent protection of its technology. Patent protection is being sought in the following technological areas:

o providing new, enhanced and integrated services through cellular networks.
o        still images processing.
o        video and audio streaming through extremely narrow channels.
o information transmission through channels with highly variable characteristics.

         In addition to seeking patent protection, as part of its confidentiality procedures, Net2Wireless has entered into agreements with its employees and consultants and limits access to and distribution of its documentation and other proprietary information.

         Employees

         Net2Wireless currently employs approximately 150 people. 7 employees are senior management and the rest make up Net2Wireless' research and development, technical and marketing teams. Net2Wireless plans to continue to add additional professional and administrative personnel.

         Facilities

         Net2Wireless' principal administrative, engineering, and marketing facilities are located at 10 Ha'amal Street in Afek Park, a technology center, in Rosh Ha'ayin, 48092, Israel.

Proposed Merger

         Under the terms of the merger agreement with Net2Wireless, Sensar agreed to provide Net2Wireless with interim funding of $2 million. $500,000 of this amount was advanced February 2, 2000. This loan is due December 31, 2000, and bears interest at 8% per annum.

         Sensar was also granted an option to acquire Net2Wireless through the merger of the two companies. This option was exercisable at any time after the commencement of the pilot program at Partner Communications, and was exercised by Sensar on March 24, 2000. Net2Wireless was also granted an option to require the completion of the merger. The option held by Net2Wireless was exercisable at any time 30 days subsequent to the completion of the pilot program of Partner Communications and, in any event, prior to December 31, 2000, and could have been exercised in the event that Sensar had not earlier exercised its option. The pilot program of Partner Communications has not been completed to date.

         The merger agreement, as amended, provides for the merger to be accomplished by the issuance of 18,295,060 shares of common stock of the combined company to the holders of all equity interests in Net2Wireless, other than the options and warrants to acquire Net2Wireless stock and the 1,000,000 shares that may be issued under the agreement with Nextel Finance Company, if the transaction closes prior to the merger. Upon completion of the merger, such options and warrants to acquire Net2Wireless stock will be converted into options and warrants to acquire up to 17,073,071 shares of common stock of the combined company. As of September 4, 2000, Net2Wireless had granted 16,531,473 of these options, with a weighted average purchase price of $4.72 per share.

         Additional shares of common stock will be issued, pro rata, to Net2Wireless stockholders in the event that the net cash held by Sensar at the closing of the merger, as defined in the merger agreement, plus all amounts collected on the note receivables held by Sensar within 60 days of the due date of such receivables, is less than $4.45 million. The number of additional shares to be issued will be determined by dividing any shortfall by $1.86. These contingent shares would be delivered to former Net2Wireless stockholders within 10 business days of the final determination of the number of shares. At June 30, 2000, Sensar had approximately $5.9 million of net cash under the definition used in the merger agreement, assuming the full collection of short-term receivables from third parties. All of these third-party receivables were collected subsequent to June 30, 2000.

         Completion of the merger is subject to the approval of the transaction by the shareholders of both Sensar and Net2Wireless and the satisfaction of customary contractual conditions.

MANAGEMENT OF NET2WIRELESS

         The following table sets forth the name, age, and position of each director and executive officer of Net2Wireless.

                                                                                      Elected/               Term
          Name                Age                     Position                        Appointed            Expires
-------------------------    -------    --------------------------------------    ------------------    ---------------
Nechemia Davidson              37       Director and Chief Executive Officer      December 1999          Next annual
                                                                                                        shareholders'
                                                                                                           meeting

David Rubner                   60       Chairman of the Board and Director        February 2000          Next annual
                                                                                                        shareholders'
                                                                                                           meeting

Joav Avtalion                  48       Director                                  February 2000          Next annual
                                                                                                        shareholders'
                                                                                                           meeting

Ben-Zion Weiner                56       Director                                  October 2000           Next annual
                                                                                                        shareholders'
                                                                                                           meeting

Yaron Sobol                    41       General Counsel and Corporate             March 2000                 N/A
                                        Secretary

Yitzhak Feldman                38       Executive Vice-President Marketing        December 1999              N/A
                                        and Sales

Robert Rokni                   49       Vice-President Management                 December 1999              N/A
                                        Information Systems

         There is no family relationship among the current directors and executive officers. Mr. Rubner's son, Joseph Rubner, is vice-president of research and development of Net2Wireless.

         Mr. Davidson is a founder, principal shareholder, and a director of Net2Wireless. Mr. Davidson also was a founder of I.T.E.S., the entity from which Net2Wireless acquired its wireless technology and Image Store Systems, Ltd. Mr. Davidson received his software engineering degree from the Be'er-Sheva Technical College in 1984.

         Mr. Rubner was appointed as a director and chairman of the board in February, 2000. Mr. Rubner recently retired from his position as president and CEO of ECI Telecom Ltd., Israel's largest telecommunication equipment company. Mr. Rubner established ECI's worldwide sales and marketing organization, with a broad technological basis. Under Mr. Rubner's leadership, ECI's revenues grew from $74 million in 1990 to close to $1.1 billion in the year 1999. Prior to his appointment as president and CEO, Mr. Rubner filled various management positions with ECI, including executive vice-president and general manager of the telecommunications division, vice-president of operations, and chief engineer. Prior to his joining ECI in 1970, Mr. Rubner was manager of the electronics division of Electra Ltd. From 1963 until 1969, Mr. Rubner was engaged in computer development at the Westinghouse Research Laboratories in Pittsburgh, Pennsylvania. Mr. Rubner holds a bachelor of science degree with honors in electronic engineering from Queen Mary College, University of London, and a master of science in electrical engineering degree from Carnegie Mellon University, Pittsburgh. Mr. Rubner was recipient of the Industry Prize of Israel for 1995. Mr. Rubner serves on the board of directors of ECI Telecom, ECTel, and Checkpoint Software.

         Mr. Avtalion was appointed as a director of Net2Wireless in February, 2000. Mr. Avtalion also currently serves as the chairman of the board and is a founder of Mindsense Biosystems, Ltd., a privately-held company involved in biotechnology, and Basense, Ltd., a privately-held company involved in knowledge management. Mr. Avtalion was a co-founder in 1986, and served as an executive and director of the board until 1999, of Nice System Ltd. Mr. Avtalion received his bachelor of science in mathematics, physics, and biology from Hebrew University in 1973 and his master of business administration from Tel-Aviv University in 1981.

         Mr. Weiner was appointed as a director of Net2Wireless in October 2000. Mr. Weiner currently serves as the corporate vice-president research and development division of Teva Pharmaceuticals, Ltd., an Israeli-based pharmaceutical company. Mr. Weiner received his bachelor of science in organic chemistry from Hebrew University of Jerusalem. He also received a masters of science in organic chemistry and a doctorate degree in polymers and biological chemistry from Hebrew University of Jerusalem. Mr. Weiner was the recipient of the Rothschild Prize for Industrial Innovation in 1989 and 1999.

         Mr. Sobol is a founder, minor shareholder, and the general counsel of Net2Wireless. Mr. Sobol was appointed as the general counsel and corporate secretary of Net2Wireless in March 2000. Prior to his joining Net2Wireless, Mr. Sobol had his own law practice, where he specialized in the field of corporate securities and technology law. From 1991 until 1996, Mr. Sobol was an associate at the law offices of M. Seligman & Co. Mr. Sobol received his L.L.B. in law from the Tel Aviv University in 1987, and his L.L.M. in law from American University in 1990.

         Mr. Feldman has served as executive vice-president of marketing and sales of Net2Wireless since December 1999. Prior to joining Net2Wireless, Mr. Feldman served as the vice-president of international sales for Foxcom Ltd., an Israeli corporation. From 1993 until 1999, Mr. Feldman served in various capacities at ECI Telecom, ranging from international marketing and sales director to associate vice-president of sales. Mr. Feldman received a B.S. in computer science from the Jerusalem College of Technology in 1989 and an M.B.A. from the University of Bar Ilan in 1996.

         Mr. Rokni has served as vice-president of management information systems of Net2Wireless since December 1999. Prior to joining Net2Wireless, Mr. Rokni served as the manager of information systems and microcomputers at the computer center of First International Bank of Israel from 1983 until 1999. During his employment there, Mr. Rokni also served as manager of training and the human resources department. Mr. Rokni received a B.A. from the University of Bar Ilan in 1981.

EXECUTIVE COMPENSATION

Summary Compensation

         The following table sets forth the annual and long term compensation earned by, awarded to, or paid to Nechemia Davidson during the last fiscal year. Mr. Davidson is the chief executive officer of Net2Wireless, and will become the chief executive officer of the combined company. No information is provided for earlier periods since the operations of Net2Wireless commenced in 1999. No information is provided with respect to other executive officers of the combined company since their compensation did not exceed $100,000 during 1999.

                                                                            Long Term Compensation
                                                                       ----------------------------------
                                             Annual Compensation               Awards           Payouts
                                        ------------------------------ ------------------------ ---------
          (a)                 (b)          (c)       (d)       (e)        (f)          (g)        (h)        (i)
                              Period
                               from
                           Commencement
                                of
                            Operations
                            (April 1,                         Other                Securities
                              1999)                          Annual    Restricted  Underlying             All Other
                             Through                         Compen-     Stock      Options/      LTIP     Compen-
Name and Principal           December    Salary     Bonus    sation     Award(s)      SARs      Payouts    sation
Position                     31, 1999      ($)       ($)       ($)        ($)          (#)        ($)        ($)
------------------------- ------------- ---------- -------- ---------- ----------- ------------ --------- ----------
Nechemia Davidson                         $65,000     0         0          0         3,222,222     0        $0
  Chief Executive
  Officer
------------------------- ------------- ---------- -------- ---------- ----------- ------------ --------- ----------

Option/SAR Grants in Fiscal 1999

         The following table sets forth information respecting all individual grants of options and stock appreciation rights ("SARs") made during fiscal 1999 to the chief executive officer of Net2Wireless.

                                                                                             Potential Realized
                                                                                                    Value
                                                                                              at Assumed Annual
                                                                                               Rates of Stock
                                                                                               Appreciation for
                                      Individual Grants                                          Option Term
------------------------------------------------------------------------------------------ ------------------------
          (a)                 (b)               (c)               (d)            (e)          (f)          (g)
                           Number of         % of Total
                           Securities       Options/SARs
                           Underlying        Granted to       Exercise or
                          Options/SARs    Employees During    Base Price     Expiration
         Name             Granted (#)       Fiscal Year        ($/share)        Date         5%($)       10%($)
------------------------ --------------- ------------------- -------------- -------------- ----------- ------------
Nechemia Davidson(1)       3,222,222            100%             $1.86        12/06/05        $0           $0
  Chief Executive
  Officer
------------------------ --------------- ------------------- -------------- -------------- ----------- ------------

-------------------------

(1) These options are held by Cedar Investment Services, Ltd., an entity controlled by Mr. Davidson.

Option/SAR Exercises in Fiscal 1999

         The following table sets forth the information concerning the options exercised by the named executive officer during the year ended December 31, 1999, and the value of unexercised options as of December 31, 1999.

               AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES

            (a)                      (b)                 (c)                     (d)                     (e)
                                                                              Number of
                                                                              Securities               Value of
                                                                              Underlying             Unexercised
                                                                             Unexercised             In-the-Money
                                                                           Options/SARs at         Options/SARs at
                                                                              FY End (#)              FY End ($)
                               Shares Acquired                               Exercisable/            Exercisable/
            Name               on Exercise (#)    Value Realized ($)        Unexercisable           Unexercisable
----------------------------- ------------------ --------------------- ------------------------- ---------------------
Nechemia Davidson                     0                   $0                3,222,222/0(1)               N/A
  Chief Executive Officer
-------------------------

(1) These options are held by Cedar Investment Services, Ltd., an entity controlled by Mr. Davidson.

Compensation Agreements With Executive Officers

         Net2Wireless has entered into an employment agreement with Mr. Davidson who will be the president and chief executive officer of the combined company. The agreement has an initial term of three years, renewable for additional terms of two years. The agreement provides for an annual salary of $500,000 to be increased by 10% each year. Additionally, Mr. Davidson is entitled to an annual bonus equal to 2.5% of Net2Wireless' post-tax profits at the end of each fiscal year during the term of the agreement. Net2Wireless shall contribute (i) an aggregate monthly amount equal to 13.33% of his monthly salary towards Mr. Davidson's severance pay and other compensatory payments; (ii) an aggregate monthly amount equal to 2.5% of his monthly salary towards a disability insurance policy; and (iii) an aggregate monthly amount equal to 7.5% of his monthly salary towards an advanced study fund. In addition to his salary and other compensation, Mr. Davidson received options to purchase 1,200,000 shares of common stock at an exercise price of $32 per share, subject to a vesting schedule, which options will be assumed by the combined company. Mr. Davidson shall also receive options to purchase 180,000 shares of common stock for each billion dollar increase in the value of the combined company. These options will be granted at exercise prices equal to the then existing fair market value of the stock of the combined company. Each party may terminate this agreement by providing twelve months written notice to the other party; provided, however, that if Net2Wireless terminates the agreement prior to December 31, 2003, other than for cause, Net2Wireless will pay Mr. Davidson an amount equal to his monthly salary multiplied by the number of months from the effective date of termination until December 31, 2003.

         Net2Wireless has entered into an agreement with Yitzhak Feldman, who will serve as executive vice-president of marketing and sales for the combined company. The agreement provides for annual compensation of $144,000, a company car, executive insurance equal to 13.33% of the compensation, disability insurance equal to 2.5% of the compensation, advanced study fund equal to 7.5% of the compensation, and 21 days of vacation with pay annually. The agreement requires a termination notice of three months. It also provides for 128,889 options with an exercise price of $1.86 per share, to vest in equal part over four years.

         Net2Wireless has entered into an agreement with Robert Rokni who will serve as vice-president of management information systems. The agreement provides for annual compensation of $150,000, a company car, executive insurance equal to 13.33% of the compensation, disability insurance equal to 2.5% of the compensation, advanced study fund equal to 7.5% of the compensation, and 21 days of vacation with pay annually. The agreement requires a termination notice of three months. The agreement also provides for 107,407options with an exercise price of $1.86 per share, to vest in equal parts over three years.

         Net2Wireless has entered into a management services agreement with a corporation owned by Yaron Sobol, who will be general counsel for the combined company, that has an initial term of three years, renewable for additional terms of two years each. The agreement provides for annual management fees of $301,500 to be increased by 10% each year. The agreement does not entitle Mr. Sobol to receive any additional payment and/or benefit from Net2Wireless. In the event Net2Wireless terminates this agreement, it will owe an amount equal to one-half of the annual management fee, payable at the election of the corporation owned by Mr. Sobol, in a lump sum or in six equal monthly payments. The agreement provides that either party must give six months prior notice before terminating this agreement.

Compensation Committee Interlocks and Insider Participation

         Net2Wireless' board of directors does not currently have a compensation committee. During the past fiscal year, Nechemia Davidson was the sole director of Net2Wireless and determined executive officer compensation. Messrs. Rubner and Avtalion became directors in February 2000, and participate in deliberations concerning executive officer compensation. Mr. Rubner and Mr. Avtalion both have consulting agreements with Net2Wireless. However, when the board of directors considered contemplated compensation agreements between Net2Wireless and a director, the interested director removed himself from the board determination as to the fairness of the terms and conditions of the agreement, including, without limitation, all resolutions voted on regarding his compensation agreement.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         Net2Wireless believes that the transactions described in this section were on terms which are fair and reasonable to Net2Wireless. However, these transactions are with affiliated parties, and there can be no assurance that they were entered into on terms as favorable as could have been obtained from nonaffiliated parties.

Transactions With I.T.E.S. -- Imaging Technologies Enterprises Systems Ltd.

         On December 15, 1999, pursuant to an asset acquisition agreement, Vintage Global Inc., a wholly-owned British Virgin Islands subsidiary of Net2Wireless Corporation, purchased all of the intellectual property of the wireless business of I.T.E.S.-- Imaging Technologies Enterprise Systems Ltd., an Israeli company controlled by Nechemia Davidson, a director of Net2Wireless Corporation, for $1 million in cash and $200,000 in convertible notes. In connection with this agreement, Net2Wireless Corporation, purchased all of the assets and assumed all liabilities of the wireless business of I.T.E.S. The notes were redeemed for $200,000 on March 22, 2000.

         On March 13, 2000, Net2Wireless entered into an agreement with I.T.E.S.--Imaging Technologies Enterprise Systems Ltd. and Partner Communications Company Ltd., the Israeli affiliate of Orange PLC, and a cellular telephone operator in Israel, relating to a pilot program. I.T.E.S. is an Israeli company controlled by Nechemia Davidson, a director of Net2Wireless Corporation. Under the agreement, Partner Communications holds an option to purchase 3,026,998 shares of Net2Wireless common stock, subject to adjustment, or, subsequent to the merger, the common stock of the combined company, at a price of $1.84 per share, below the fair market value of the shares of common stock of $27.93 as of the date of grant. This agreement supersedes a previous agreement made and entered into by Partner and I.T.E.S. on October 6, 1999, which was part of the assets of I.T.E.S. that Net2Wireless purchased under the December 15, 1999, agreement. See "NET2WIRELESS: Agreements With Cellular Carriers."

         On March 28, 2000, Net2Wireless loaned to I.T.E.S. an amount of $60,928, to be repaid no later than March 31, 2001. The loan is linked to the Israeli consumer price index and bears an interest rate of 7% per annum. Net2Wireless made the loan to I.T.E.S. in order to help I.T.E.S. meet its working capital needs.

Transactions With Significant Shareholders

         In January, 2000, Alexander/Rachel L.L.C. purchased 1,862,249 shares of common stock of Net2Wireless Corporation and notes that have been converted into 1,040,387 shares of common stock for an aggregate consideration of $453,345, pursuant to a stock and note purchase agreement, dated as of December 15, 1999, between Net2Wireless Corporation and a group of investors listed therein. The loan bore interest at the rate of 6-1/2% per annum.

         In January, 2000, Meridian Trading Investment Ltd., an entity controlled by Oded Graucher and the holder of 234,036 shares issued in connection with the formation of Net2Wireless, purchased 545,118 shares of common stock of Net2Wireless Corporation and notes that have been converted into 304,313 shares of common stock for an aggregate consideration of $132,643, pursuant to a stock and note purchase agreement, dated as of December 15, 1999, between Net2Wireless Corporation and a group of investors listed therein. The loan bore interest at the rate of 6-1/2% per annum. On March 20, 2000, Net2Wireless granted options to Meridian to purchase 214,815 shares of common stock at a price of $1.86 per share, below the fair market value of the common stock of Net2Wireless of $27.93 as of the date of grant. Mr. Graucher is also entitled to receive 125,000 of the 1,000,000 shares to be issued to finders in connection with the introduction of Sensar and Net2Wireless.

         In January, 2000, NBDB LLC purchased 1,862,249 shares of common stock of Net2Wireless Corporation and notes that have been converted into 1,040,387 shares of common stock for an aggregate consideration of $453,345, pursuant to a stock and note purchase agreement, dated as of December 15, 1999, between Net2Wireless Corporation and a group of investors listed therein. The loan bore interest at the rate of 6-1/2% per annum.

Transactions With Directors and Executive Officers

         On formation, Cedar Investment Services Ltd., a British Virgin Islands corporation controlled by Nechemia Davidson, who is a director of Net2Wireless Corporation, was issued 5,428,127 shares of Net2Wireless. On December 7, 1999, Cedar Investment Services Ltd., was granted an option to purchase 3,222,222 shares of common stock at an exercise price of $1.86 per share, above the fair market value of the Net2Wireless common stock as of the date of grant.

         On March 20, 2000, Net2Wireless Corporation granted to Joav Avtalion, a director of Net2Wireless Corporation, options to purchase 322,222 shares of common stock at a price of $1.86 per share, below the fair market value of the Net2Wireless common stock as of the date of grant. Net2Wireless Corporation is currently finalizing an agreement with Beneficial Investment Services Ltd., a British Virgin Islands corporation controlled by Mr. Avtalion, under which Beneficial Investment Services Ltd. is to receive consulting fees of $1,500 for the period November 1999 through March 2000, and $2,000 per day as of April 2000 in connection with Mr. Avtalion's consulting services and business development. To date, Net2Wireless has paid Mr. Avtalion $104,224 for his consulting services. Mr. Avtalion has extensive entrepreneurial and executive management experience and has taken an active role in providing Net2Wireless with management advice in connection with negotiations with potential strategic partners, recruiting executive management, and investor relationships. Net2Wireless believes the compensation is the fair market value for Mr. Avtalion's services. The term of this agreement is for one year, retroactive to January 1, 2000.

         On March 20, 2000, Net2Wireless Corporation granted to David Rubner (or an entity controlled by him), a director of Net2Wireless Corporation, options to purchase 1,074,074 shares of common stock at a price of $1.86 per share, below the fair market value of the Net2Wireless common stock as of the date of grant. Net2Wireless Corporation is currently finalizing a written agreement with Mr. Rubner (or an entity controlled by him), under which he (or an entity controlled by him) is to receive compensation of $100,000 per year, in consideration for his services as a director and chairman of the board of directors. To date, Net2Wireless has paid Mr. Rubner $50,000 for his consulting services. Mr. Rubner has extensive executive management experience and is knowledgeable in the telecommunications industry. Mr. Rubner is familiar with many of the participants in the telecommunications industry and he plays an active role in investor relations and seeking strategic partners for Net2Wireless. Net2Wireless believes the compensation is the fair market value for Mr. Rubner's services. The term of this agreement is for one year, retroactive to January 1, 2000.

         On formation, Yaron Sobol, general counsel to Net2Wireless, was issued 78,010 shares of common stock of Net2Wireless. On December 7, 1999, Mr. Sobol was granted options to purchase 42,963 shares of common stock with an exercise price of $1.86 per share, above the fair market value of the common stock of Net2Wireless as of the date of grant. On January 18, 2000, Net2Wireless granted Mr. Sobol options to purchase an additional 107,407 shares with an exercise price of $1.86 per share, above the fair market value of the common stock of Net2Wireless as of the date of grant.

         On October 15, 2000, Net2Wireless granted an option to purchase 150,000 shares of its common stock, with an exercise price of $11.44 per share, to Ben-Zion Weiner in conjunction with his appointment as a director of Net2Wireless.

Transactions With Immediate Family Members of Directors and Executive Officers

         In addition, David Rubner's son, Joseph Rubner is employed by Net2Wireless as the Vice President- Research & Development. In connection with his employment, he has entered into an employment agreement with Net2Wireless, dated December 20, 1999, with an initial term of one year. The agreement is automatically renewable for a three-year renewal term, which in turn is automatically renewable for successive one-year terms, subject to a decision not to renew by either of the parties. Under the agreement, in addition to benefits relating to an executive's insurance and provident fund, advanced study fund, recreation and vacation pay, Joseph Rubner currently is entitled to receive compensation of $11,250 per month and the use of, and expenses relating to, a company car. Pursuant to the agreement, Joseph Rubner was granted options on January 1, 2000, to purchase 182,593 shares of Net2Wireless Corporation common stock at a price of $1.86 per share, above the fair market value of the common stock of Net2Wireless as of the date of grant, which vest over four years at a rate of 25% upon the end of each successive 12 month period commencing on the date of his employment agreement.

PRINCIPAL STOCKHOLDERS OF NET2WIRELESS

         The table below sets forth information as to each person owning of record or who was known by Net2Wireless to own beneficially more than 5% of the common stock of Net2Wireless as of October 19, 2000, and information as to the ownership of Net2Wireless common stock by each of its directors and by all directors and executive officers as a group. Except as otherwise indicated, all shares are owned directly, and the persons named in the table have sole voting and investment power with respect to shares shown as beneficially owned by them.

                     Name and Address                        Nature of              Number of
                   of Beneficial Owners                      Ownership            Shares Owned         Percent(1)
      -----------------------------------------------    -------------------    ------------------    -------------
      Principal Stockholder

          Cedar Investment Services, Ltd./
          Nechemia Davidson(2)                           Common Stock                5,428,127               29.7%
                                                         Options                     4,422,222               19.5%
                                                                                     ---------
                                                         Total                       9,850,349               43.4%

          Alexander/Rachel LLC/
          Laura Huberfeld                                Common Stock                2,902,636               15.9%
                                                         Warrants(5)                   176,819                1.0%
                                                                                    ----------
                                                         Total                       3,079,455               16.7%

          NBDB, LLC/
          Naomi Bodner                                   Common Stock                2,902,636               15.9%
                                                         Warrants(5)                   176,819                1.0%
                                                                                    ----------
                                                         Total                       3,079,455               16.7%

          Yitzchak Bachar(3)
          David Rubner                                   Common Stock                1,085,652                5.9%
                                                         Options                     1,074,074                5.5%
                                                                                     ---------
                                                         Total                       2,159,726               11.2%

          Meridian Trading Investment, Ltd./
          Oded Graucher                                  Common Stock                1,083,467                5.9%
                                                         Options                       214,815                1.2%
                                                                                    ----------
                                                         Total                       1,298,282                7.0%

          ML Partners, LLC/
          S. M. Meyers                                   Common Stock                        0                0.0%
                                                         Warrants                    5,000,341               21.5%
                                                                                     ---------
                                                         Total                       5,000,341               21.5%

          Partner Communications Company, Ltd.           Common Stock                        0                0.0%
                                                         Options                     3,026,998               14.2%
                                                                                     ---------
                                                         Total                       3,026,998               14.2%

          Nextel Finance Company                         Common Stock                        0                0.0%
                                                         Right to Buy                1,000,000                5.2%
                                                                                     ---------
                                                         Total                       1,000,000                5.2%
      Directors and Executive Officers

          Nechemia Davidson                                  - - - - - -- -- - - - - - - See  Above - - - - - -- -

          David Rubner                                       - - - - - -- -- - - - - - - See  Above - - - - - -- -



          Joav Avtalion(4)                               Common Stock                        0                0.0%
                                                         Options                       322,222                1.7%
                                                                                       -------
                                                         Total                         322,222                1.7%

          Ben-Zion Weiner                                Common Stock                    6,429                0.0%
                                                         Options                       150,000                0.8%
                                                                                       -------
                                                         Total                         156,429                0.8%

          Yaron Sobol                                    Common Stock                   78,010                0.4%
                                                         Options                       150,370                0.8%
                                                                                       -------
                                                         Total                         228,380                1.2%

          Yitzhak Feldman                                Common Stock                        0                0.0%
                                                         Options                       128,889                0.7%
                                                                                       -------
                                                         Total                         128,889                0.7%

          Robert Rokni                                   Common Stock                        0                0.0%
                                                         Options                       107,407                0.6%
                                                                                       -------
                                                         Total                         107,407                0.6%

      All Executive Officers and                         Common Stock                6,598,218               36.1%
           Directors as a Group                          Options                     6,355,184               25.8%
                                                                                    -----------
           (7 persons)                                   Total                      12,953,402               52.5%
-------------------------

(1) The percentages shown for common stock are based on the total issued and outstanding stock of Net2Wireless as of October 19, 2000, of 18,295,060. The amounts shown for options reflect the percentage ownership if all options held by that stockholder were exercised and the outstanding stock increased by that amount. The total reflects aggregate common stock held after exercise of the option, with the issued and outstanding stock increased by the individual exercise.

(2) Cedar Investment Services, Ltd. is an entity controlled by Mr. Nechemia Davidson.

(3) The common stock is presently being held by Mr. Bachar in trust on behalf of a company in formation for the ultimate benefit of Mr. David Rubner.

(4) Held of record by Beneficial Investment Services, Ltd., an entity controlled by Mr. Avtalion.

(5)      These Warrants were acquired from ML Partners, LLC.


--------------------------------------------------------------------------------
                               BUSINESS OF SENSAR
--------------------------------------------------------------------------------

         Information regarding the business of Sensar can be found in its annual report on Form 10-K for the year ended December 31, 1999, and its quarterly reports on Form 10-Q for the quarters ended March 31, and June 30, 2000, which are incorporated herein by this reference.

--------------------------------------------------------------------------------
                         SELECTED FINANCIAL INFORMATION
--------------------------------------------------------------------------------
NET2WIRELESS

Selected Historical Financial Information of Net2Wireless

         The following selected historical financial data should be read in conjunction with the consolidated financial statements of Net2Wireless, the notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" below. The selected financial data of Net2Wireless has been derived from the consolidated financial statements of Net2Wireless, which have been audited by the independent public accountants of Net2Wireless, Kost, Forer & Gabbay, a member of Ernst & Young International. The consolidated financial statements of Net2Wireless (a development stage company) at June 30, 2000 (unaudited), and December 31, 1999, and for the period of six months ended on June 30, 2000 (unaudited), and for the period from the commencement of business on April 1, 1999 through June 30, 2000 (unaudited), together with the report of Kost, Forer & Gabbay, a member of Ernst & Young International, can be found beginning on page F-1 in this Joint Proxy Statement/Prospectus.

Statement of Operations Data                                                 Period from commencement
                                                       Six months          of operations (April 1, 1999)
                                                          ended                       through
                                                      June 30, 2000              December 31, 1999
                                                   --------------------    ------------------------------
                                                       (unaudited)                   (audited)
Operating expenses:
   Research and development                          $   2,756,183                 $     337,189
   Marketing                                               757,859                             -
   General and administrative                            1,141,232                       144,509
   Amortization of stock-based compensation            124,664,094                             -
Operating loss                                        (129,319,368)                     (481,698)
Interest income, net                                       313,379                       (11,480)
Net loss                                             $(129,005,989)                $    (493,178)
Basic and diluted net loss per share                 $       (8.66)                $       (0.06)

      Balance Sheet Data                              June 30, 2000              December 31, 1999
                                                   --------------------    ------------------------------
      Total assets                                   $  27,698,762                 $     286,684
      Total liabilities                              $   2,702,792                 $   1,452,933
      Working capital                                $  23,614,818                 $  (1,361,793)
      Stockholders' equity (deficiency)              $  24,995,970                 $  (1,166,249)
      Cash dividends declared                        $           0                 $           0


Management's Discussion and Analysis of Financial Condition and Results of Operations

         The following discussion should be read in conjunction with consolidated financial statements of Net2Wireless and related notes thereto beginning on page F-1 in this document. This Joint Proxy Statement/Prospectus contains forward-looking statements that involve risks and uncertainties. Net2Wireless actual results could differ significantly from those projected in the forward-looking statements as a result of many factors, including those discussed in "FORWARD LOOKING STATEMENTS," "RISK FACTORS," and elsewhere in this Joint Proxy Statement/Prospectus. Net2Wireless assumes no obligation to update the forward-looking statements or these factors.

Overview

         Net2Wireless, a Delaware corporation, was formed on December 7, 1999, by the principal stockholders of I.T.E.S. and other founders. Net2Wireless and its subsidiaries are engaged in the research and development of wireless multimedia applications, including real time broadcasting content via wireless.

         From April 1, 1999 through December 15, 1999, operations were conducted as a semi-autonomous business unit within I.T.E.S. - Imaging Technologies Enterprises Systems, Ltd., an Israeli based company under common control with Net2Wireless. I.T.E.S. was engaged in the development of wireless multimedia applications and Internet communications applications. All of I.T.E.S.'s operating and other expenses from April 1, 1999, through December 31, 1999, were related to the wireless business and are reflected in Net2Wireless' statement of operations for that period. Effective as of December 15, 1999, Net2Wireless, through a wholly-owned subsidiary, acquired all of I.T.E.S.' assets (including intellectual property) and assumed all liabilities related to the wireless business (the "Asset Acquisition Agreement") for an aggregate amount of $1,200,000, of which $1,000,000 was to be paid in cash and $200,000 in a promissory note, due upon the earlier of December 31, 2002, or upon the closing of a public offering of Net2Wireless' common stock with gross proceeds to Net2Wireless of at least $30,000,000. The note bears interest at 8% per annum, and is convertible at any time into Net2Wireless' common shares at the then market value of the underlying shares. Subsequent to December 31, 1999, the entire amount due of $1,200,000 was paid to I.T.E.S.

         These transactions, which effected a combination of entities under common control, have been accounted for in a manner similar to an "as pooling" of interests. Accordingly, the financial statements of Net2Wireless for the period prior to December 31, 1999, have been prepared using the combined historical carrying amounts of the assets and liabilities of I.T.E.S. transferred to Net2Wireless and the results of operations reflect the operations of I.T.E.S. from April 1, 1999, through December 31, 1999. The total obligation to I.T.E.S. in excess of the amounts funded by I.T.E.S. at the date of transfer to Net2Wireless, $673,071, has been recorded in the financial statements of Net2Wireless as a capital distribution.

         Net2Wireless expects that its expenses will continue to increase due to the expected rapid growth in operations. Net2Wireless expanded from 22 employees at December 31, 1999, to 147 employees at August 29, 2000. It is anticipated that the combined company will continue to rapidly expand the number of employees in all areas of operations, including administration, development, support, marketing, sales, consulting, and distribution.

Expenses and Results of Operations

         Six months ended June 30, 2000, and the period from commencement of operations (April 1, 1999) through December 31, 1999

         Research and Development Costs. Research and development costs consist primarily of personnel and related costs, depreciation of equipment, and supply costs. Research and development expenses are charged to operations as incurred. Research and development costs for the six months ended June 30, 2000, and for the period from commencement of operations (April 1, 1999) through December 31, 1999, were approximately $2,756,000 and $337,000, respectively. The increase in research and development costs derive mostly from the personnel costs related directly to new employees being hired to develop Net2Wireless' technology. Net2Wireless expects that research and development costs will continue to increase mainly due to increases in personnel costs related directly to new employees being hired to further develop Net2Wireless' technology.

         Marketing Costs. Marketing costs consist primarily of personnel and related costs, professional services, public relations and travel expenses. Marketing costs were approximately $758,000 for the six months ended June 30, 2000. Net2Wireless did not have any marketing costs for the period from commencement of operations (April 1, 1999) through December 31, 1999. Net2Wireless expects marketing expenses to significantly increase in the future due to increases in personnel costs related directly to new employees being hired to develop business partnerships, create market awareness, and develop Net2Wireless' brand.

         General and Administrative Costs. General and administrative costs consist primarily of personnel and related costs, professional services, facility costs, and travel expenses. General and administrative costs were approximately $1,141,000 for the six months ended June 30, 2000, and $144,509 for the period from commencement of operations (April 1, 1999) through December 31, 1999. Net2Wireless expects general and administrative costs to increase mainly due to increased personnel and related costs, including the recruitment of key executives, higher facility costs associated with additional personnel, and other costs necessary to support and develop Net2Wireless technology.

         Amortization of Stock-Based Compensation and Stock Based Employee Deferred Compensation. Net2Wireless' amortization of stock-based compensation increased from $0 for the period from commencement of operations (April 1, 1999) through December 31, 1999, to $124,664,094 for the six months ended June 30, 2000, consisting of options granted to advisors and strategic partners ($87,440,264), options granted to directors ($36,399,901), and options granted to employees ($823,929). The amount of the compensation has been calculated based on the fair value of the underlying stock using the per share price received by Net2Wireless in its private placement completed March 21, 2000. The amortization of stock-based compensation for the period of six months ended June 30, 2000, was allocated to research and development ($79,709,516), marketing ($2,700,443), and general and administrative ($42,254,136). The stock-based employee deferred compensation increased from $0 for the period from commencement of operations (April 1, 1999) through December 31, 1999, to $8,611,208 for the six months ended June 30, 2000.

         Interest Income (Expense), Net. Interest income (expense), net, for the period from commencement of operations (April 1, 1999) through December 31, 1999, consisted primarily of interest payments on short-term borrowings and convertible note financing. These expenses were approximately $11,000. Interest income (expense), net, for the six months ended June 30, 2000, consists mainly of interest on short-term deposits. Interest income increased mainly due to increased cash and cash equivalents generated from the $29 million private placement completed on March 21, 2000, partially offset by interest on convertible note payables.

Liquidity and Capital Resources

         Since commencement of operations of the wireless business on April 1, 1999, I.T.E.S. has financed its operations primarily through convertible note financings and the private placement of its equity. Net2Wireless is a development stage company with no revenues to date. For the six months ended June 30, 2000, and the period from commencement of operations (April 1, 1999) through December 31, 1999, Net2Wireless had net losses of approximately $129,006,000 and $493,000, respectively. The loss for December 31, 1999, was incurred by I.T.E.S., the predecessor to Net2Wireless, while performing research and development activities for the wireless business. Net2Wireless (through I.T.E.S.) has experienced substantial increases in its expenditures since the commencement of operations consistent with the growth in Net2Wireless operations and personnel. Net2Wireless anticipates that its expenditures will continue to increase significantly for the foreseeable future. The net loss at June 30, 2000, includes approximately $124,664,000 of non-cash expenses relating to stock based compensation. As of June 30, 2000, Net2Wireless had approximately $4,944,000 of cash and cash equivalents on hand and $20,764,000 of short-term deposits.

         Net cash provided by financing activities was approximately $29.8 million for the six months ended June 30, 2000. This amount consists primarily of the proceeds from the private placement of Net2Wireless' equity stock and the exercise of options. Net cash used in operating activities was approximately $2.74 million for the six months ended June 30, 2000. The net loss for the six months ended June 30, 2000, was substantially offset by depreciation and amortization of stock-based compensation, increases in accounts payable, employee and payroll accruals, and accrued expenses. Net cash used in investing activities was approximately $22.1 million for the six months ended June 30, 2000. These investing activities consisted primarily of purchases of short-term deposits.

         Net2Wireless believes that its cash, cash equivalents, and short-term deposits, combined with the cash and cash equivalents of Sensar, will be sufficient to meet Net2Wireless' anticipated needs for working capital and capital expenditures for at least the next 12 months. Thereafter, however, Net2Wireless may need to raise additional funds to fund expansion, including significant increases in personnel and office facilities to develop its technology, bring it to the market, respond to competitive pressures or to acquire or invest in complementary businesses, technologies, services, or products. In addition, to meet Net2Wireless' long-term liquidity needs, Net2Wireless may need to raise additional funds, establish credit facilities, or seek other financing arrangements. Additional funding may not be available on favorable terms on a timely basis or at all.

Disclosure About Market Risks

         Net2Wireless intends to continue to develop its technology in Israel and it expects to provide services and license products in North America, Europe, and Asia. Net2Wireless' financial results could be affected by factors such as changes in currency exchange rates or weak economic conditions in various markets. It is expected that most of Net2Wireless' sales will be in U.S. dollars, so a strengthening of the U.S. dollar could make the products and services less competitive in other markets. The majority of the investments of Net2Wireless are in short-term deposits (maturities of 90 days or less) in high quality financial institutions. Net2Wireless intends to invest only in high quality instruments. Due to the nature of the investments held, Net2Wireless has concluded that there is no material risk exposure. Therefore, no quantitative tabular disclosure is required.

SENSAR

         The financial data set forth in the following table, except for the six months ended June 30, 2000, which is unaudited, has been selected by Sensar and has been derived from the audited financial statements for the periods indicated.

         The selected financial data should be read in conjunction with the consolidated financial statements of Sensar and the notes thereto and the discussion under the caption "Management's Discussion and Analysis of Financial Condition and Results of Operations" incorporated by reference from Sensar's report on Form 10-K for the year ended December 31, 1999, and Sensar's reports on Form 10-Q for the quarters ended March 31, and June 30, 2000.

Selected Financial Information

                                   Six Months
                                       Ended             Year Ended December 31,
                                     June 30,    -----------------------------------------
                                       2000           1999          1998           1997
                                   ----------    ------------   -----------   ------------
Statement of Operations Data(1):

Revenues:                          $  183,654    $    147,944   $   137,814   $    140,870

Income (loss) from
   continuing operations            1,413,135    (11,995,158)   (1,221,025)    (2,324,262)

Income (loss) from
   discontinued operations                  -          22,528    (5,702,419)   (12,493,549)

Gain on sale of
   discontinued operations            208,875       3,268,250             -              -

Net income (loss)                  $1,622,010    $ (8,704,380)  $(6,923,444)  $(14,817,811)
                                   ----------    -------------  ------------  -------------
Basic earnings
   (loss) per common share
   from continuing operations      $     0.22    $      (2.11)  $     (0.51)  $      (0.51)

Basic earnings (loss)
   per common share from
   discontinued operations               0.03            0.58         (1.12)         (2.71)

Basic earnings
   (loss) per common share         $     0.25    $      (1.53)  $     (1.63)  $      (3.22)
                                   ----------    -------------  ------------  -------------
Basic weighted average
   common shares outstanding        6,523,331       5,693,514     5,073,463      4,603,080

Diluted earnings
   (loss) per common share
   from continuing operations      $     0.21    $      (2.11)  $     (0.51)  $      (0.51)

Diluted earnings (loss)
   per common share from
   discontinued operations               0.03            0.58         (1.12)         (2.71)

Diluted earnings
   (loss) per common share         $     0.24    $      (1.53)  $     (1.63)  $      (3.22)
                                   ----------    -------------  ------------  -------------
Diluted weighted average
   common shares outstanding        6,804,888       5,693,514     5,073,463      4,603,080

Balance Sheet Data:
Working capital                    $5,895,990    $  5,034,089   $ 4,038,840   $  6,784,305
Total assets                        5,950,247       5,568,839     4,317,769      7,104,476
Long-term liabilities
  and deferred gain                 4,457,236       5,542,040             -              -
Stockholders' equity (deficit)      1,444,986        (154,959)    4,049,572      6,853,003
Cash dividends declared
  per common share                          -               -             -              -

                            (table continued on following page)

                                   Six Months
                                      Ended             Year Ended
                                     December            June 30,
                                        31,      -------------------------
                                       1996        1996(2)       1995(3)
                                   -----------   -----------   -----------
Statement of Operations Data(1):

Revenues:                          $    59,638   $    12,320   $    7,302

Loss from
   continuing operations              (326,242)     (463,637)    (510,863)

Income (loss) from
   discontinued operations          (1,317,678)   (1,242,611)     199,246

Gain on sale of
   discontinued operations                   -             -            -

Net loss                           $(1,643,920)  $(1,706,248)  $ (311,617)
                                   ------------  ------------  -----------
Basic earnings
   (loss) per common share
   from continuing operations      $     (0.08)  $     (0.16)  $    (0.21)

Basic earnings (loss)
   per common share from
   discontinued operations               (0.32)        (0.38)        0.08

Basic earnings
   (loss) per common share         $     (0.40)  $     (0.54)  $    (0.13)
                                   ------------  ------------  -----------
Basic weighted average
   common shares outstanding         4,164,328     3,255,489    2,440,397

Diluted earnings
   (loss) per common share
   from continuing operations      $     (0.08)  $     (0.16)  $    (0.21)

Diluted earnings (loss)
   per common share from
   discontinued operations               (0.32)        (0.38)        0.08

Diluted earnings
   (loss) per common share         $     (0.40)  $     (0.54)  $    (0.13)
                                   ------------  ------------  -----------
Diluted weighted average
   common shares outstanding         4,164,328     3,255,489    2,440,397

Balance Sheet Data:
Working capital                    $15,584,953   $15,737,295   $6,549,131
Total assets                        15,716,524    16,032,158    6,827,550
Long-term liabilities and
  deferred gain                              -        45,792      134,354
Stockholders' equity (deficit)      15,591,513    15,661,097    6,415,511
Cash dividends declared
  per common share                           -             -            -

(1) During the year ended December 31, 1999, Sensar discontinued the operations of its analytical instrumentation business. The results of these operations have been segregated from continuing operations for all periods presented.

(2) Effective October 27, 1995, Sensar acquired Sensar Instruments, Inc. (formerly Sensar Corporation), in a transaction accounted for as a purchase.

(3) During the year ended June 30, 1995, Sensar discontinued the operations of its airport noise monitoring business. The results of these operations have been segregated from continuing operations for all periods presented.

Management's Discussion and Analysis of Financial Condition and Results of Operations

         Information regarding Sensar's financial condition and results of operations can be found in its annual report on Form 10-K for the year ended December 31, 1999, and its quarterly reports on Form 10-Q for the quarters ended March 31 and June 30, 2000, which are incorporated herein by this reference.

--------------------------------------------------------------------------------
                     COMBINED PRO FORMA FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

         The following unaudited pro forma condensed combined balance sheet is based on the June 30, 2000, historical consolidated balance sheet of Sensar and its subsidiaries and the June 30, 2000, historical consolidated balance sheet of Net2Wireless and its subsidiaries. The unaudited pro forma condensed combined balance sheet assumes that the merger was completed June 30, 2000, with Net2Wireless treated as the acquiring entity for financial reporting purposes.

         The unaudited pro forma condensed combined financial statement has been prepared by management of Sensar and Net2Wireless based on the financial statements included elsewhere herein. The pro forma adjustments include assumptions and preliminary estimates as discussed in the accompanying notes, and are subject to change. This pro forma statement may not be indicative of the results that actually would have occurred if the merger had been in effect on the dates indicated, and may not be indicative of financial result that may be obtained in the future. This pro forma financial statement should be read in conjunction with the accompanying notes and with the historical financial information of both Sensar and Net2Wireless included in this Joint Proxy Statement/Prospectus. See "FINANCIAL STATEMENTS."

         According to the agreement between Sensar and Net2Wireless, Sensar will issue 18,295,060 shares of common stock to the former holders of equity interests in Net2Wirelss and 1,000,000 shares of common stock to individuals involved in introducing Sensar and Net2Wireless. In addition, Sensar will grant options and warrants to acquire up to 17,073,071 shares of common stock to the holders of similar options and warrants to acquire shares of Net2Wireless stock. As of September 4, 2000. Net2Wireless had granted options to acquire 16,531,473 shares, with a weighted average exercise price of $4.72 per share. As a result of this transaction, the current stockholders of Net2Wireless will own approximately 71% of the combined company, while the current stockholders of Sensar will own approximately 25%, without giving effect to the potential exercise of options. If all options outstanding at closing were exercised, the Net2Wireless stockholders would hold approximately 78% of the combined company and the Sensar stockholders approximately 20% of the combined company. If the value of the assets defined in the agreement held by Sensar at the closing is less than $4.5 million, the number of shares of Sensar stock to be delivered to the former holders of Net2Wireless stock will be increased, in the aggregate, by the number of shares calculated by dividing the short fall by $1.86. At June 30, 2000, Sensar had approximately $5.9 million in net cash as defined in the agreement.

         The merger will be accounted for as a reverse acquisition of Sensar by Net2Wireless. Although Sensar will be the surviving legal entity, for financial reporting purposes, the entity whose shareholders hold in excess of 50% of the combined company, Net2Wireless, will be treated as the continuing accounting entity. The reverse acquisition will be treated as a capital stock transaction in which Net2Wireless will be deemed to have issued the shares of common stock held by the Sensar stockholders for the net assets of Sensar. No goodwill will be recorded. The costs of the transaction will be charged to stockholders' equity. To the extent the costs of the transaction exceed the net assets acquired from Sensar, the excess will be charged to the statement of operations.


                                  UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
                                                  AS OF JUNE 30, 2000

                                                                                                                   Pro Forma
                                           Pre merger        Sensar                         Pro Forma              Combined
                             Sensar        adjustments       (adjusted)     Net2Wireless    Adjustments            Balance

ASSETS:
Current Assets:
 Cash and cash equivalents   $  4,350,316  $          -      $  4,350,316   $   4,943,677   $          -           $  9,293,993

   Short term deposits                  -             -                 -      20,764,386              -             20,764,386

   Notes receivable             1,537,995             -         1,537,995               -       (500,000)(5)          1,037,995

   Government authorities               -             -                 -         215,598              -                215,598

   Loan to I.T.E.S.                     -             -                 -          62,001              -                 62,001

   Accounts receivable,
     prepaid expenses and
     other current assets          55,704       (35,704)(1)        20,000         165,734        (20,000)(5)            165,734

Total current assets            5,944,015       (35,704)        5,908,311      26,151,396       (520,000)            31,539,707

Long term investments:
Lease deposit                           -             -                 -         227,260              -                227,260
Severance pay fund                      -             -                 -          48,236              -                 48,236
Total long term investments             -             -                 -         275,496              -                275,496
                                           -------------     -------------

Property and equipment,
  net                               6,232        (6,232)(1)             -       1,271,870              -              1,271,870

 Total assets                $  5,950,247  $    (41,936)     $  5,908,311   $  27,698,762   $   (520,000)          $ 33,087,073

LIABILITIES AND
STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable           $     41,036  $          - (2)  $     41,036   $     902,138   $          -           $    943,174
  Employee and payroll
    accruals                            -             -                 -         680,352              -                680,352

  Accrued liabilities               6,989             - (2)         6,989         434,088              -                441,077

Loan from Sensar                        -             -                 -         520,000       (520,000)(5)                  -

Total current liabilities          48,025             -            48,025       2,536,578       (520,000)             2,064,603



Long-Term Liabilities:
  Deferred compensation         4,257,236    (4,257,236)(3)             -               -              -                      -

  Deferred gain                   200,000      (200,000)(4)             -               -              -                      -

  Accrued severance pay                 -             -                 -         166,214              -                166,214

 Total liabilities              4,505,261    (4,457,236)           48,025       2,702,792       (520,000)             2,230,817

STOCKHOLDERS' EQUITY
Common shares of $0.01 par
  value-Authorized:
  90,000,000 shares:
  Issued and outstanding pro
  forma 25,843,606 shares      34,835,078     4,257,236 (3)    83,303,370     163,861,193    (77,443,084)(6a, 6b)   187,610,193
                                             44,211,056 (3)                                   (5,861,286)(6b, 7)
                                                                                              23,749,000 (6b)
                                                                                                   1,000

  Deferred compensation                 -             -                 -      (8,611,208)             -             (8,611,208)

  Accumulated deficit         (33,390,092)      200,000 (4)             -    (130,254,015)    77,443,084 (6a, 6b)  (148,142,729)
                                                (35,704)(6)   (77,443,084)                     5,861,286 (6b, 7a)
                                                 (6,232)(8)                                  (23,749,000)(6b)
                                            (44,211,056)(3)                                       (1,000)

Total stockholders' equity      1,444,986     4,415,300         5,860,286      24,995,970              -              30,856,256
                             -------------                   -------------  --------------  -------------          -------------

Total liabilities
  and stockholders' equity   $  5,950,247  $    (41,936)     $  5,908,311   $  27,698,762   $   (520,000)           $ 33,087,073
                             ============  ============      ============   =============   ============            ============

 See accompanying notes to unaudited pro forma condensed combined financial statements.


         The pro forma information shown above does not include advisors fees. These costs will be deducted from the paid-in capital or charged to expense to the extent that the costs of the transaction exceed the net assets of Sensar acquired by Net2Wireless.

         (1) Assets. According to the merger agreement, Sensar must have a minimum of an aggregate of $4.5 million in cash, cash equivalents, and notes receivables due no later than October 1, 2000 (with the maximum principal amount of such notes not to exceed $3.5 million inclusive of up to $2 million advanced by Sensar to Net2Wireless). Since the accounts receivable, prepaid expenses, and other current assets and fixed assets do not belong to the continuing business, they have been written off against accumulated deficit.

         (2) Liabilities. According to the merger agreement, Sensar must have no liabilities other than current liabilities not yet due, not to exceed $50,000 in the aggregate. All long-term liabilities are eliminated against accumulated deficit.

         (3) Deferred Compensation and Stock Based Compensation. From April to November 1999, Sensar granted options to acquire 2,200,000 shares exercisable at $1.50-$2.50 per share that are subject to shareholder approval, which approval will be sought at this meeting of shareholders. If these options are approved by the shareholders, the participants in the deferred compensation plan have agreed to abandon their interests in the deferred compensation pool and the board of directors has agreed to terminate the deferred compensation plan. If approved by the shareholders, the Company will record compensation expense as measured under generally accepted accounting principles on the date of shareholder approval, less the amount of the deferred compensation liability terminated at that date. At June 30, 2000, the closing price of the common stock was $23.75 per share and Sensar would have recorded a net non-cash compensation charge of approximately $44 million against operations. The effect on the consolidated balance sheet at June 30, 2000, would have been to decrease liabilities and increase stockholders' equity by $4,257,236, respectively.

         (4) Deferred Gain. The deferred gain derives from the business operations of Sensar. The continuing entity is the business of Net2Wireless. Thus, the deferred gain is not part of the surviving entity.

         (5) Intercompany Balances. The notes receivable of Sensar at June 30, 2000, include the $500,000 note receivable from Net2Wireless that is eliminated on consolidation. The accounts receivable, prepaid expenses, and other current assets of Sensar at June 30, 2000, include $20,000 of accrued interest on the Net2Wireless note receivable that is also eliminated in consolidation.

         (6)      Stockholders' Equity.

         a. Stockholders' equity was determined as if the consolidated financial statements are a continuation of Net2Wireless. Thus, the accumulated deficit and capital surplus accounts in the consolidated financial statements immediately after the merger will be the accounts of Net2Wireless at that date. The accumulated deficit and other equity accounts of Sensar at the date of the merger will be eliminated. The amount shown as issued capital in the consolidated balance sheet is calculated by adding to the additional paid-in capital of Net2Wireless the amount deemed paid through the issuance of the Sensar stock for the net assets of Sensar.

         b. Issuance of 1,000,000 shares to finders are charged to stockholders' equity, valued at $23.75 per share, the last sale price of the common stock of Sensar on June 30, 2000, as reported by Nasdaq.

         c. Immediately prior to closing of the merger, the Series A Preferred Stock of Net2Wireless will be converted into common stock of Net2Wireless. As part of the change of domicile merger, the par value of Sensar stock will be changed from $0.001 to $0.01 per share.

         d. The combined company will have an authorized capital of 90,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share. Sensar currently has an authorized capital of 290,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock, par value $0.001 per share.

         (7) Statement of Operations. Since the stockholders of Net2Wireless will hold in excess of a majority of the stock of the combined company subsequent to the merger, Net2Wireless is treated for accounting purposes as the acquiring entity. Sensar has no current operations that will continue subsequent to the merger. Consequently, the historical statement of operations of Net2Wireless is the historical statement of operations for the combined company, without any pro forma adjustments. The costs of the transaction will be charged directly to stockholders' equity. Transaction costs in excess of the net assets acquired from Sensar will be charged to operations in the period in which the merger is completed. The transaction costs, which include the issuance of 1,000,000 shares of common stock to finders, would not be pro forma adjustments to an unaudited pro forma condensed combined statement of operations because they are non-recurring costs directly attributable to the merger. The estimated costs of the issuance of the 1,000,000 shares are included as a pro forma adjustment in the accompanying unaudited pro forma condensed combined balance sheet.

--------------------------------------------------------------------------------
                                   MANAGEMENT
--------------------------------------------------------------------------------

         Set forth below is information regarding the proposed management of the combined company. Information regarding the management of Sensar, all of whom will resign in connection with the merger, can be found in Sensar's report on Form 10-K for the year ended December 31, 1999, and is incorporated into this Joint Proxy Statement/Prospectus by this reference.

         Members of the board of directors are elected annually to serve until the next annual meeting of stockholders and thereafter until such director's successor is elected and qualified. Officers are elected and serve at the pleasure of the board of directors.

         The following table sets forth the name, age, and position of each proposed executive officer and director of the combined company who will be appointed following completion of the merger:

                                                              Expiration of
      Name          Age               Position                   Term
-----------------   ---    ------------------------------    -------------
David Rubner        60     Chairman of the Board             Next annual
                                                             shareholders'
                                                             meeting

Nechemia Davidson   37     Chief Executive Officer, Chief    Next annual
                           Technology Officer, and           shareholders'
                           Director                          meeting

Joav Avtalion       48     Director                          Next annual
                                                             shareholders'
                                                             meeting

Yitzhak Feldman     38     Executive Vice-President          N/A
                           Marketing and Sales

Robert Rokni        49     Vice-President Management         N/A
                           Information Systems

Yaron Sobol         41     General Counsel                   N/A

         Biographical information with respect to the officers and directors is set forth under "NET2WIRELESS: Management of Net2Wireless."

--------------------------------------------------------------------------------
                                   THE MERGER
--------------------------------------------------------------------------------

         The discussion in this Joint Proxy Statement/Prospectus of the merger and the principal terms of the merger agreement is subject to, and qualified in its entirety by, the merger agreement attached to this Joint Proxy Statement/Prospectus as Appendix "A," which is incorporated herein by this reference.

General

         Sensar and Net2Wireless are furnishing this Joint Proxy Statement/Prospectus to holders of their common stock in connection with the solicitation of proxies by the respective boards for approval, among other things, of the merger contemplated by the merger agreement. The merger agreement provides for the merger of Net2Wireless with and into Sensar, with Sensar surviving the merger. The common stock of Net2Wireless will be converted into common stock of Sensar on the basis of one share of common stock of Sensar for each share of common stock of Net2Wireless previously outstanding. Similarly, options and warrants to acquire Net2Wireless stock will be converted into options and warrants to acquire Sensar common stock. In connection with the merger, Sensar will change its name to "Jigami Corporation." Jigami is a Japanese word for the spirit of the person who founds a village or first cultivates the land.

         The merger agreement contemplates that the merger will be completed within 10 days of the approval of the transaction by the stockholders of Sensar and Net2Wireless. Immediately prior to the merger, Sensar will reincorporate in the state of Delaware and adopt a new certificate of incorporation. The current board of directors of Sensar will resign and a new board will be appointed consisting of the individuals elected at the Sensar stockholders' meeting. Completion of the foregoing is subject to the satisfaction of a number of conditions which must be satisfied or waived by the parties. In the event of the failure to meet any of these conditions, the transactions may not take place even if approved by the stockholders.

         For a discussion of the principal United States federal income tax consequences of the merger to Sensar, Net2Wireless, and their respective stockholders, see "TAX CONSEQUENCES."

Background of the Merger

         During the second half of 1998 and continuing through 1999, the board of directors of Sensar made the determination that it would be in the best interests of Sensar and its stockholders to sell the various technologies held by Sensar. At the end of the first quarter of 1999, Sensar completed the sale of its core business, the line of acoustical analytical instrumentation products. In August 1999, Sensar completed the sale of its other major technology associated with its time of flight mass spectrometer products. With the appointment of new management in April 1999, Sensar intensified its search for products, technologies, or businesses that could be acquired.

         The initial strategy focused on emerging Internet companies and, as a result, Sensar signed letters of intent with Blue Train and Toolbid, Inc. Both these companies were early stage start-up operations. Upon completion of Sensar's due diligence investigation, it became apparent that both these companies faced significant operational and market challenges, leading the board of directors of Sensar to conclude that the reward of proceeding with these companies was outweighed by the substantial risks associated with these companies ultimately being able to successfully commercialize their technologies and ideas.

         In May 1999, Sensar was introduced to an auction company that was already generating throughput revenues of in excess of $120 million annually and commission revenue of nearly $20 million. This company's growth strategy combined ongoing organic growth coupled with the introduction of an Internet based expansion. The board of directors moved quickly to present a letter of intent and offer to the company. Unfortunately, the board of directors of the auction company elected to proceed with an alternative offer.

         Over the summer months, many Internet companies saw their stock price come under significant pressure as investor focus moved from business-to-consumer opportunities to business-to-business Internet strategies. Market wisdom at that time seemed to be that business-to-consumer opportunities would have significant challenges to achieve profitability due to the high cost of marketing to individual customers. Around the same time, Microsoft announced that it intended to offer its MSN hosting capability free of charge. This again dented market confidence in Internet service providers, web hosting operations, and consultancies, adding significant risks to investing in this area of the market. As a result of this changing sentiment, the board of directors of Sensar became increasingly concerned about investing in Internet operations that did not exhibit clear market leadership or market presence. As a result, Sensar revised its acquisition strategy to look for more established Internet operations as opposed to start-up ventures and to seek out other investment opportunities in the high-tech arena.

         In August 1999, Sensar commenced due diligence on an early stage online travel agency. This company was ultimately rejected due to its financial condition and concerns about its managerial strength. At about this same time, Sensar was also introduced to a company which offered wireless transmission capability to remote areas for high-speed links to the Internet. As part of the due diligence in investigating this company, the board of directors became aware of the opportunities presented by wireless communications and the associated valuations being placed on the market leaders by the stock markets. After preliminary discussions with this wireless company, it was clear that the target valuation placed on the company would be in excess of Sensar's acceptable range for the transaction and Sensar determined not to pursue this opportunity.

         As a result of this experience however, the board of directors expanded its search criteria to focus on wireless opportunities and, in particular, wireless applications involving the Internet. In September 1999, Sensar was introduced to I.T.E.S. This company combined the two strategic areas which Sensar was now addressing, namely, Internet and wireless. Based on the experience of Sensar during the preceding six months, it was felt that to invest in technology which successfully straddled two very attractive sectors of the stock market with innovative technology would be a significant opportunity for the shareholders of Sensar.

         Sensar was sent a copy of the I.T.E.S. business plan by Connie Lerner who was aware that Sensar was looking for an acquisition. At that time, I.T.E.S. held the wireless communication technology now held by Net2Wireless. Sensar conducted an internal review of the material and Howard S. Landa, the chief executive officer of Sensar, met with Nechemia Davidson, the founder and principal owner of I.T.E.S., on September 15, 1999, in New York for a more formal presentation of the technology and a question-and-answer session. Mr. Landa was interested in further exploring a possible transaction with Net2Wireless when he learned that David Rubner, who had expertise in the wireless communication industry, was an investor. Based on the initial meeting with Mr. Davidson, Mr. Landa extended his New York trip and, over the course of two days, Mr. Landa and Mr. Davidson negotiated the terms of a possible acquisition resulting in the execution of a letter of intent on September 16, 1999. The negotiations focused on the amount of the combined company that would be held by the stockholders of Sensar and Net2Wireless on completion of the transaction, the amount of stock outstanding in Sensar on a fully diluted basis, and the net amount of cash that Sensar would have available at closing, after meeting its obligations. Mr. Landa made representations concerning Sensar, its capitalization, and financial position and, based on those representations, Mr. Davidson concurred with the relative ownership of the Sensar stockholders and the Net2Wireless stockholders proposed by Mr. Landa of 33% for existing Sensar stockholders and 67% for Net2Wireless stockholders (subject to adjustments as a result of the exercise of options and warrants).

         The letter of intent provided for the acquisition of Net2Wireless by Sensar in exchange for the issuance of 16,000,000 shares of Sensar stock to the Net2Wireless stockholders. It required that Sensar only have 8,000,000 shares outstanding, which included the shares subject to options granted to officers and directors of Sensar. In addition, the letter of intent acknowledged the existence of options or warrants held by others to acquire 117,550 shares at $1.25 per share and other options and rights to acquire shares with an exercise price of in excess of $4.00 per share. The letter of intent required Sensar to have cash and short-term receivables of $4.5 million at closing with no material liabilities and provided that Andrew C. Bebbington and four or more nominees of I.T.E.S. would serve on the board of directors of the combined company. It also provided for Mr. Bebbington to serve as the chief operating officer of the combined company with an annual salary of $240,000 per year and a fully vested option to acquire 500,000 shares at $2.00 per share. The letter of intent provided for the adoption of a stock option plan covering 3,000,000 shares with a minimum exercise price of $2.125 for options issued prior to closing. Finally, it provided for the company to file a registration statement promptly after closing to cover the resale of 2,200,000 restricted shares held by, or issuable to, officers and directors of Sensar and others. The parties agreed not to enter into any competing transaction for a period of 45 days. The letter of intent was subject to the further due diligence of both parties.

         The parties began due diligence investigations and the drafting of a definitive agreement. Andrew C. Bebbington, the chief consultant to Sensar, flew to Israel in early October 1999 and while there, interviewed technical employees who were working on the technology, met with consultants from the Technion-Israel Institute of Technology, observed prototype demonstrations, and met with management of Partner Communications, the Israeli affiliate of Orange Plc, a cellular carrier based in the United Kingdom. As a result of this further due diligence and continued negotiations, a draft of a definitive Exchange Agreement and Plan of Reorganization was circulated among Sensar and I.T.E.S., Ltd., and their attorneys, and signed on October 6, 1999. This agreement was based on the terms outlined in the letter of intent except that it was anticipated that Mr. Bebbington would fill the office of chief financial officer, Sensar was required to terminate all employment and consulting agreements that were not terminable on 30 days or less notice, and Sensar was required to cause all outstanding options, except for those with an exercise price in excess of $4.00 per share, to be exercised or otherwise eliminated prior to closing. This agreement also specified Sensar's obligations to file a registration statement on Form S-4 with respect to the transaction, but provided that the I.T.E.S. stockholders would contractually agree not to sell any stock they received in the transaction for 90 days subsequent to the closing and thereafter not to sell stock in excess of the volume limitations set forth in Rule 144 during the year subsequent to the closing. At the time of the execution of the agreement with I.T.E.S., the wireless technology of I.T.E.S. was at an early research stage after completion of an initial feasibility study. Thereafter, through December 1999, I.T.E.S. completed the initial design of the first product based on the wireless technology.

         Mr. Landa and Mr. Davidson, the attorneys representing the parties, and a member of the accounting firm representing Mr. Davidson met on November 15 and 16, 1999, in New York to further the transaction. During these meetings, it was determined that the structure of the transaction could be improved by clearly delineating the technology to be acquired, providing for funding for the continued development of the wireless technology in the form of a loan from Sensar, eliminating the parties obligation to proceed with the proposed transaction unless the proposed products of I.T.E.S. had been accepted for beta testing by Partner Communications, granting Sensar an option, at its sole discretion, to trigger the merger, granting I.T.E.S. an option to trigger the merger 30 days subsequent to the completion of beta testing, but not later than December 31, 2000, improving the tax efficiency of the transaction, and establishing formulas for adjustments to the number of shares to be issued to Net2Wireless stockholders if Sensar failed to meet its financial obligations. Subsequent to the meetings in New York, the parties discussed via telephone a number of proposals to alter the structure of the transaction to achieve the potential advantages described above. It was agreed that a new Delaware corporation, Net2Wireless Corporation, would be formed to acquire the assets of I.T.E.S. relating to the wireless technology. Net2Wireless would enter into the merger agreement with Sensar and the merger would be subject to the conditions described under the section "Terms of the Merger" below. The parties exchanged drafts of the proposed revised agreement. Following further discussion, the parties met for a third time, again in New York, on December 7 and 8, 1999. On December 8, 1999, the merger agreement attached as Appendix "A" to this Joint Proxy Statement/Prospectus was approved by the board of directors of both Sensar and Net2Wireless and executed by the parties to replace the original agreement between Sensar and I.T.E.S. Ltd. Net2Wireless then acquired the wireless technology from I.T.E.S. Ltd. for a purchase price of $1.2 million, determined by the board of directors of I.T.E.S. Ltd. and Net2Wireless to be the fair market value of the technology at that time.

         The merger agreement incorporated a number of changes to the earlier Exchange Agreement and Plan of Reorganization signed with I.T.E.S., including the following:

         o It eliminated the stockholders of I.T.E.S. as parties and eliminated any contractual limitation on the sale of the Sensar stock issued to them;

         o It eliminated an employment agreement for Andrew C. Bebbington as chief financial officer of the combined company;

         o It created an option to be held by Sensar so it was not obligated to proceed with the transaction unless and until the proposed products of Net2Wireless had been accepted for beta-testing by Partner Communications;

         o It granted Net2Wireless an option to request the merger, exercisable 30 days from the completion of beta testing by Partner Communications, but not after December 31, 2000;

         o        It substituted Net2Wireless as the acquiror of all of I.T.E.S.
                  wireless technology;

         o Net2Wireless was committed to acquire the tangible and intangible assets, including intellectual property, of I.T.E.S. associated with the wireless business and enter into an agreement with Partner Communications in form and substance acceptable to Sensar.

         o It added a provision for the issuance of contingent shares to Net2Wireless stockholders if Sensar failed to meet its obligation to have $4.5 million in "net cash" at closing;

         o        It extended the date for completion of the transaction;

         o It included a provision for the granting of options by Net2Wireless prior to closing;

         o It added funding in the form of a loan from Sensar to Net2Wireless of up to $2.0 million that was to be made prior to the closing, on the satisfaction of various conditions.

Notwithstanding these changes, the basic terms of the transaction remained the same. In both documents, Sensar agreed to issue 16,000,000 shares to the stockholders of Net2Wireless, Sensar was required to have $4.5 million in cash, cash equivalents, and short-term notes receivable at the time of closing, and Sensar was required to eliminate all Sensar's obligations, except for nominal current liabilities. Sensar also continued to be obligated to issue 1,000,000 shares to individuals involved in introducing the two parties, the transaction remained subject to the approval of the stockholders of both parties, Sensar was required to file a registration statement on Form S-4, and Sensar continued to agree to register the resale of shares of restricted stock held primarily by management. As described below, the amount of stock to be issued to Net2Wireless stockholders was subsequently increased based on increases in the outstanding shares of Net2Wireless resulting from the Net2Wireless forward split of 1.074074:1, the 1,041,140 shares issued in a subsequent private placement by Net2Wireless, and the exercise of outstanding options to acquire 68,741 shares, resulting in a total of 18,295,060 shares currently issuable to Net2Wireless stockholders.

         After the announcement of the merger agreement on December 14, 1999, the trading price for the common stock of Sensar continued its general upward trend from short-term historical levels. In addition, the volume of shares being traded increased substantially so that the number of shares traded on a weekly basis, as reported by Nasdaq, often exceeded the number of shares of stock outstanding. The stock price, while showing overall gains, was extremely volatile. The board of directors of Sensar decided to adopt a stock split in which one new share of common stock would be issued for each share previously outstanding, thereby doubling the number of outstanding shares of Sensar. This stock split was made effective for stockholders of record as of the close of business January 17, 2000 and it took effect in the market January 21, 2000. Sensar and Net2Wireless entered into the First Amendment to the merger agreement on January 4, 2000, to permit the stock split and to adjust the number of shares to be issued to Net2Wireless stockholders. All of the share amounts in this Joint Proxy Statement/Prospectus have been adjusted to give effect to the stock split. After the stock split, Sensar loaned $500,000 to Net2Wireless on February 2, 2000, and later that month Mr. Landa, the chief executive officer of Sensar, met with Net2Wireless in Israel and reviewed its technology and operations.

         The December 8, 1999, merger agreement was structured as an option so there was not a binding commitment to proceed until there was a third-party validation, in the form of acceptance of the product for beta-testing by Partner Communications, of the technology. In connection with the transfer of the wireless assets from I.T.E.S. to Net2Wireless in December 1999, I.T.E.S. assigned to Net2Wireless the pre-existing agreement between Partner Communications and I.T.E.S. Partner Communications' consent was required to complete this assignment and it sought to improve its contractual position vis-a-vis Net2Wireless in exchange for the consent. Ultimately, the parties reached the understanding reflected in the March 2000 agreement between Net2Wireless and Partner Communications. On installation of Net2Wireless products at the facilities of Partner Communications and the commencement of the beta-site testing, which occurred in mid-March 2000, Sensar had the right to acquire Net2Wireless in the transaction described in this Joint Proxy Statement/Prospectus.

         During this same period, and in order to obtain additional financing for the further development of its technology and provide financial stability to the company, Net2Wireless completed a private placement of 1,041,140 shares of its Series A Preferred Stock for gross proceeds of approximately $29 million, or $27.93 per share, on March 21, 2000. The parties entered into the second amendment to the merger agreement on March 21, 2000, to permit this private placement, to increase the number of shares of Sensar common stock to be issued to Net2Wireless stockholders by the shares issued in the private placement, and to increase the number of shares to be issued to stockholders of Net2Wireless who held shares prior to the private placement by a factor of 1.074074. This increased the number of shares of common stock to be issued to those Net2Wireless stockholders who held their stock prior to the private placement, including the holders of Net2Wireless convertible debt described below, from 16,000,000 shares to 17,185,179 shares and increased the options and warrants to be assumed by Sensar from 13,748,260 to 14,766,649. In connection with the completion of the private placement, the outstanding convertible debt of Net2Wireless of approximately $1 million was converted to 3,780,223 shares of common stock. This conversion into equity and the belief in the Net2Wireless technology exhibited by the investors in the private placement provided added confirmation of Sensar's earlier judgment concerning the potential of the technology. Based on the commencement of the testing program with Partner Communications and the completion of the private placement, Sensar elected to exercise its option under the merger agreement to acquire all of Net2Wireless on March 24, 2000.

         Net2Wireless continued to seek employees and, as is typical with high-tech companies, a significant portion of its attraction as an employer was the options it was able to offer. As a result of the time involved in completing the transaction and the pace of its recruitment efforts, Net2Wireless concluded that the number of options permitted under the merger agreement was insufficient.

         The parties also analyzed the tax consequences of the conversion of all of the options held by current management of Sensar at the time of the closing of the transaction as required by the merger agreement. The holders of the options would incur a tax liability at the time of exercise that would create significant pressure on them to sell stock of the combined company in order to generate the funds to meet the tax liability. Such sales could have an adverse effect on the trading market for the common stock of the combined company.

         In order to address these issues, Sensar and Net2Wireless entered into a third amendment dated June 26, 2000, that increased the number of options to be assumed in the transaction by 500,000, to 15,266,649, and that eliminated the obligation on behalf of the current management of Sensar to exercise their options prior to closing. In connection with this amendment, each of these holders have agreed to waive the cashless exercise feature of such options in order to avoid the ongoing "mark to market" compensation charge for accounting purposes required by such a feature.

         On July 26, 2000, Nextel Finance Company and Net2Wireless agreed to the terms and conditions that would apply to an investment by Nextel Financial Company in 1,000,000 shares of Net2Wireless capital stock at a per share price of $32. Consummation of this investment transaction is subject to several conditions, including the satisfactory completion of due diligence by Nextel Finance Company. Net2Wireless and Sensar entered into a fourth amendment to the merger agreement, dated July 26, 2000, that provides for the issuance of an additional 1,000,000 shares if the transaction with Nextel Finance Company is completed prior to the merger.

         On September 2, 2000, Sensar and Net2Wireless entered into a fifth amendment that permitted the grant of options to acquire 1,200,000 shares of Net2Wireless stock at $32 per share to Nechemia Davidson, the president and chief executive officer of Net2Wireless in connection with the execution of his employment agreement, permitted the increase in the number of shares subject to the option held by Partner Communications as a result of the anti-dilution provisions of the option, and increased the number of options Net2Wireless could grant to employees that would be assumed by Sensar in the merger by an additional 150,000 shares. The result of the foregoing was to increase the maximum number of options to be assumed by Sensar to 16,623,071. Subsequently, on October 18, 2000, Sensar and Net2Wireless entered into a sixth amendment to permit the issuance of up to an additional 450,000 options to the extent necessary, in the judgment of Net2Wireless, to attract additional qualified individuals to serve as directors of Net2Wireless and, subsequent to the merger, the combined company. This increased the total number of Net2Wireless options to be assumed by the combined company to 17,073,071. Of this increased amount, options to acquire 150,000 shares were issued to the newly appointed director of Net2Wireless, Ben-Zion Weiner.

Reasons for the Merger--Advantages and Disadvantages

         Sensar

         Sensar is entering into the merger to participate in what its management and board of directors believe to be the potential of the applications of Net2Wireless technology in an emerging market. Management and the board of directors of Sensar based their conclusion that the transaction was advantageous to Sensar and its shareholders on their belief that the emerging market for wireless communications with the Internet would ultimately be significant, the interest of, initially, Partner Communications and, subsequently, other cellular carriers in evaluating the technology of Net2Wireless, the management team and investors that Net2Wireless has been able to attract, and other factors. In addition, management and the board of directors of Sensar believe that the wireless communication between cellular phones and PDAs and the Internet has the potential for substantial growth based in part on the announced interest and development plans of several significant industry participants.

         As part of its review of the wireless industry, the board of directors of Sensar spent some considerable time understanding the strategic market position and performance of Phone.com. This company provides voiceover-IP and had been instrumental in establishing the wireless application protocol. Phone.com had attracted an aggressive market following and considerable market analysis and support. This culminated in a market capitalization of the company of in excess of $10 billion based on only limited revenues. Given that the technology being offered by Net2Wireless appeared to offer consumers greater flexibility and performance than that of Phone.com, the board of directors concluded that the technology of Net2Wireless had the potential to attract a market and investor following subsequent to the merger.

         The board also reviewed numerous announcements made around the time of the merger agreement by key industry players such as Microsoft, Ericsson, DoCoMo of Japan, and Intel concerning their intent to develop increased capability and functionality for wireless communication devices and cellular carriers. The size and market position of these companies strongly reinforced the market potential for wireless Internet capability.

         The relative ownership percentages of the Sensar and Net2Wireless stockholders and the net liquid assets required to be held by Sensar at closing were fixed at a time at which Sensar did not have continuing operations, the wireless technology of Net2Wireless had not been reduced to a product, and Net2Wireless required additional funding to proceed with the development of its technology. Consequently, both entities were difficult to value and the boards focused on the perceived benefits of merging the companies, the contributions to be made by Sensar and Net2Wireless to the combined company, and the percentage of the combined company to be held by the Sensar and Net2Wireless stockholders. In this analysis, Sensar did not use the market capitalization of Sensar at the time of the negotiations in September 1999, which management believed could not be sustained in the long-term without Sensar acquiring additional operations, but focused on the book value of its assets. Sensar stockholders would receive 33% of the combined company and effectively contribute a minimum of $4.5 million in liquid assets for use in the continued development of the Net2Wireless technology. Net2Wireless stockholders would receive 67% of the combined company and Net2Wireless would contribute its technology and provide an experienced management team. As a result of the non-operating status of Sensar and the stage of development of the Net2Wireless technology, the boards did not consider as significant the indicators of value typically used in merger transactions between companies with established operations, such as earnings, market share, return on assets, revenues, market capitalization, and similar measures of profitability and value. The relative ownership of the Sensar and Net2Wireless stockholders was negotiated at arms' length by the management of the parties.

         In December 1999, when the definitive merger agreement was signed, the board of directors reviewed the terms that had been negotiated by management. At that juncture, the transaction had been restructured so that the wireless business was transferred to Net2Wireless, a Delaware corporation, and there was no binding obligation for Sensar to merge at the time the agreement was signed. The transfer of the wireless business from I.T.E.S. to Net2Wireless occurred at this time for a cash price of $1.2 million. The board of directors did not consider this transfer price relevant to its approval of the definitive agreement for the following reasons: this transfer was between commonly controlled entities; the transfer did not affect the number of shares Sensar was obligated to issue or change the assets it was acquiring; and it was a transfer of the technology as it then existed when, as a result of the structure of the agreement between Sensar and Net2Wireless, Sensar would not be obligated to exercise its option to acquire Net2Wireless until after the technology was much further developed. Based on the considerations outlined in the preceding paragraph, the board of directors of Sensar concluded that, in its business judgment, the agreed to ownership structure was fair to Sensar and its stockholders and authorized the execution of the merger agreement.

         In March 2000, when the board of directors determined to exercise its option under the merger agreement to proceed with the acquisition of Net2Wireless, the development of the technology had proceeded to the point that the completed beta product had been accepted for testing by Partner Communications. In addition, Net2Wireless had completed a private placement for gross proceeds of $29 million. Net2Wireless had also been successful in assembling a technical and management team to continue the development of its proposed business. All of these developments had substantially increased the value of Net2Wireless since the December 8, 1999, date of the agreement and greatly simplified the decision of the board of directors to proceed.

         In approving the definitive agreement in December 1999, the board of directors of Sensar also reviewed the overall dilution attributable to the existing Sensar stockholders arising from the award of options in lieu of management's rights to participate in the deferred compensation plan and the grant of options to management of Net2Wireless. In both instances, the exercise price of the options was fixed at an amount greater than the recent trading prices for Sensar common stock, which had an average closing price of $1.78 for the 30 trading days immediately prior to the negotiation of the transaction. In the case of Net2Wireless options, this practice was viewed as consistent with the award of options for existing employees at the time of an initial public offering. For Sensar management, the grant of options with an exercise price greater than the market price prior to the negotiation of the transaction, rather than the continued accrual of cash based compensation required by Sensar's deferred compensation plan, was deemed to be a considerable advantage for the future business of the combined company, allowing it to conserve cash flow going forward.

         Overall, taking into account the relative ownership percentages between the Sensar and Net2Wireless stockholders, the terms of the options granted to management of Sensar and Net2Wireless, and the elimination of the cash liability of the deferred compensation plan, the board of directors of Sensar considered the merger with Net2Wireless to be in the best interests of Sensar's stockholders. The subsequent market reaction to the transaction and the ability of Net2Wireless to raise additional funds of approximately $29 million for approximately a 5.7% of its equity has further validated the board of directors' decision.

         The board of directors has unanimously approved the adoption of the merger agreement and the transactions contemplated thereby and recommends that the transaction be approved by the stockholders of Sensar.

         The disadvantages to the Sensar stockholders of the merger include:

         o dilution of their percentage ownership in the combined company and the reduced influence of the current stockholders of Sensar on the continuing policies, practices, and management of the combined company;

         o the concentration of control in the current Net2Wireless management, directors, and principal stockholders;

         o the potential for further dilution resulting from the possible issuance of shares on the exercise of the options and warrants assumed by the combined company;

         o the business, operating, and regulatory risks associated with Net2Wireless' business;

         o the absence of a fairness opinion from an investment bank with respect to the fairness of the transaction to the Sensar stockholders; and

         o the existence of conflicts of interest with respect to Sensar's board of directors.

The foregoing summarizes the material factors considered by the board of directors of Sensar in deciding to approve the transaction. In view of the variety of factors considered, the board of directors did not find it practicable and did not attempt to rank or assign relative weights to the foregoing factors.

See "BUSINESS OF NET2WIRELESS" and "RISK FACTORS." Management and the board of directors of Sensar were subject to potential conflicts of interest during the negotiation of the terms of the merger. The board of directors was aware of these interests at the time it considered and approved the transaction as in the best interest of the stockholders. An independent committee was not appointed by the board of directors and Sensar did not seek an outside opinion as to the fairness of the transaction to the Sensar stockholders. See "THE MERGER:
Interests of Certain Individuals."

         Net2Wireless

         The board of directors of Net2Wireless has determined that the merger is in the best interests of Net2Wireless and its stockholders. The board of directors of Net2Wireless has unanimously ratified the approval and adoption of the merger agreement and the transactions contemplated thereby and recommends that the transaction be approved by the stockholders of Net2Wireless.

         In reaching its initial determination in December 1999, the board of directors of Net2Wireless, of which Mr. Davidson was the sole member at the time, consulted with Net2Wireless' management and its investors, as well as its legal counsel, and considered the following material factors:

         o the terms and conditions of the merger agreement, including the total consideration to be paid by Sensar to the security holders of Net2Wireless;

         o the difficulties that Net2Wireless had faced in obtaining financing from other sources;

         o the opportunity and benefits to continue the business of Net2Wireless as a publicly-held company, including, without limitation, an increase in the profile and general visibility of Net2Wireless and its business and the enhanced value and appeal to future investors and acquisition targets, if any, in receiving publicly-traded securities in a financing or acquisition transaction, as the case may be;

         o the enhanced ability of Net2Wireless to attract and recruit new employees as a result of its ability to offer options to acquire publicly-traded stock;

         o the financial condition of Sensar at the time of such determination, including its ability to eliminate its existing liabilities;

         o the willingness and ability of Sensar to provide Net2Wireless with interim financing;

         o the short-term and long-term interests of Net2Wireless and its stockholders, as well as the interests of its employees, customers, creditors, and suppliers;

         o the expectation that the merger will be treated as a tax-free merger for U.S. federal income tax purposes;

         o        the regulatory approvals required to consummate the merger;

         o the fact that the merger was at Sensar's option until the successful completion of the beta-site testing by Partner Communications;

         o the fixed amount of total consideration to be paid by Sensar to the Net2Wireless stockholders, subject only to the amount of Sensar's net cash at closing;

         o the dilution of the ownership percentage of Net2Wireless' stockholders as a result of the merger;

         o the risk that Sensar may not successfully eliminate its liabilities prior to closing;

         o the increased financial and regulatory burdens associated with becoming a publicly-held company;

         o the absence of a fairness opinion by an investment bank with respect to the consideration to be received by the stockholders of Net2Wireless; and

         o the existence of conflicts of interest with respect to members of Net2Wireless' management.

         The board of directors of Net2Wireless determined that these and other negative factors were outweighed by the potential benefits to be gained by Net2Wireless and its stockholders as a result of the proposed merger. In particular, as the major stockholders of Net2Wireless were kept apprised of and afforded the opportunity to comment on the negotiations with Sensar and related matters, including the absence of a fairness opinion and the existence of conflicts of interest. The board of directors of Net2Wireless concluded, in its business judgment, that the proposed merger, including the proposed ownership structure, was fair to Net2Wireless and in the best interests of Net2Wireless and its stockholders.

         Once the foregoing determination was made, Net2Wireless entered into a binding agreement with Sensar on December 8, 1999, that, subsequent to the exercise of Sensar's option in March 2000, contractually bound it to proceed with the merger. While Net2Wireless was able to complete a private placement in March 2000, at a per share price of $27.93, significantly higher than the recent trading prices of Sensar common stock, it is the belief of Net2Wireless management that obtaining this funding was made possible in part because of the pending transaction with Sensar. The merger provides Net2Wireless with a public market for the common stock of the combined entity that Net2Wireless considers essential to its continuing ability to obtain equity funding and attract qualified personnel. As a result of the benefits offered by the merger with Sensar and the binding nature of the contractual commitment, the board of directors of Net2Wireless believes the merger is in the best interests of Net2Wireless and its stockholders, and recommends that the stockholders approve the transaction.

         The foregoing discussion of the factors considered by the board of directors of Net2Wireless is not intended to be complete, although it does include all material factors considered. In view of the variety of factors considered in connection with its evaluation of the proposed merger, the board of directors of Net2Wireless did not find it practicable to and did not attempt to rank or assign relative weights to the foregoing factors.

Terms of the Merger

         Under the terms of the merger agreement, Sensar agreed to provide Net2Wireless with interim funding of $2 million. $500,000 of this amount was advanced February 2, 2000. This loan is due December 31, 2000, and bears interest at 8% per annum.

         The merger agreement, as amended, provides for the merger to be accomplished by the issuance of 18,295,060 shares of common stock of the combined company to the holders of all equity interests in Net2Wireless, other than the options and warrants to acquire Net2Wireless stock that will be assumed by the combined company. Under the terms of the Net2Wireless Series A Preferred Stock, immediately prior to the merger each share of preferred stock will automatically convert to a share of Net2Wireless common stock. Upon completion of the merger, Net2Wireless options and warrants to acquire up to 17,073,071 shares of common stock will be converted into the same number of similar options and warrants to acquire common stock of the combined company. In addition, if the transactions contemplated by the stock purchase agreement between Net2Wireless and Nextel Finance Company are completed prior to the merger, Net2Wireless will have an additional 1,000,000 shares outstanding and Sensar will issue an additional 1,000,000 shares of common stock in the merger.

         Additional shares of common stock will be issued, pro rata, to Net2Wireless stockholders in the event that the cash and cash equivalents held by Sensar at the closing of the merger, as defined in the merger agreement, plus all amounts collected on the notes receivable held by Sensar within 60 days of the due date of such receivables, is less than $4.5 million. The number of additional shares to be issued will be determined by dividing any shortfall by $1.86. These contingent shares will be delivered to former Net2Wireless stockholders within 10 business days of the final determination of the number of shares. At June 30, 2000, Sensar had approximately $5.9 million of net cash under this definition, assuming the full collection of all short-term receivables due from third parties of approximately $1.0 million. All of these third-party receivables had been collected by July 31, 2000, and the parties do not anticipate that any of the contingent shares will be issued.

         In addition to current liabilities, Sensar had long-term liabilities of $4,457,236 at June 30, 2000, consisting of $200,000 in deferred gain, which will be eliminated in the merger, and $4,257,236 of deferred compensation. Directors, officers, and consultants holding interests in the deferred compensation pool of Sensar have agreed to relinquish any rights they have on approval by the Sensar stockholders of options previously granted to them to acquire 1,600,000 shares of stock with an exercise price of $2.00 per share and 200,000 shares of stock granted to each of the three outside directors at the time they became directors with an exercise price of $1.50 for 100,000 shares of stock and $2.50 for 100,000 shares of stock.

         Mr. Landa also agreed to indemnify Sensar with respect to pending litigation, terminate his employment agreement, and assume the lease obligation of Sensar in exchange for the distribution of some of the assets of Sensar. See the discussion under "Interests of Certain Individuals" below and "Ratification of Previously Granted Options" under the caption of "Other Sensar Stockholder Matters."

         Completion of the merger is subject, pursuant to the merger agreement, to the satisfaction of specified conditions, including the following:

                  (a) that the registration statement of which this Joint Proxy Statement/Prospectus forms a part shall have been declared effective by the Securities and Exchange Commission and Sensar shall have received all permits and other authorizations required under state securities laws to consummate the merger;

                  (b) that the merger shall have been approved and adopted by the requisite vote of the stockholders of both Sensar and Net2Wireless; and

                  (c) that no governmental agency or authority shall have taken any action that has the effect of making the merger illegal or otherwise prohibited.

The foregoing conditions cannot be waived.

         Sensar

         In addition to the foregoing, the obligations of Sensar to effect the merger are subject to further conditions, including the following:

                  (a) the perfection of dissenters' rights by Net2Wireless stockholders holding no more than 5% of the outstanding Net2Wireless common stock;

                  (b) the satisfaction by Net2Wireless of the representations, warranties, covenants, and conditions set forth in the merger agreement;

                  (c) Sensar shall have received an update of Net2Wireless disclosure schedules and approved any material changes in such schedules;

                  (d) Sensar shall have received the necessary certifications from state and local entities regarding the good standing of Net2Wireless and the security interests filed against its assets; and

                  (e) the compliance by Net2Wireless with miscellaneous other terms, covenants, and conditions of the merger agreement.

Any of the above conditions may be waived by Sensar.

         Net2Wireless

         The obligations of Net2Wireless to effect the merger are subject to additional conditions, including the following:

                  (a) Sensar shall have a minimum of $4.5 million in cash and notes receivable due no later than October 1, 2000, including the balance of the loan, with accrued interest, made to Net2Wireless by Sensar; only nominal current liabilities, not to exceed $50,000; there shall be no long-term liabilities; and there shall not be outstanding more than the shares of stock disclosed to Net2Wireless in the merger agreement;

                  (b) Sensar shall have received the indemnification of Howard
         S. Landa regarding pending litigation and the assumption by Mr. Landa of the lease obligations of Sensar;

                  (c) Sensar shall have complied with the representations, warranties, covenants, and conditions set forth in the merger agreement;

                  (d) Net2Wireless shall have received the audited consolidated financial statements of Sensar for the year ended December 31, 1999 and any available interim financial statements; and

                  (e) the compliance by Sensar with miscellaneous other terms, covenants, and conditions.

Any of the above conditions may be waived by Net2Wireless.

         As part of the closing of the merger, 1,000,000 shares of common stock of Sensar will be issued to individuals involved in introducing Net2Wireless and Sensar and facilitating the merger agreement. These shares are not included in the registration statement of which this Joint Proxy Statement/Prospectus forms a part and cannot be sold by the finders absent a subsequent registration under the Securities Act or compliance with the requirements of an available exemption from the registration requirements. These shares will be accounted for as a cost of the transaction. 125,000 of these shares will be issued at the direction of Oded Graucher, who controls Meridian Trading Investment, Ltd., a principal stockholder of Net2Wireless.

         During the spring of 1999, Connie Lerner and an associate of hers, Moshe Wageh, introduced several companies to the board and management of Sensar for possible acquisition by Sensar. In the summer of 1999, Ms. Lerner was introduced to an Israeli company, I.T.E.S. by a former shareholder of Sensar, Forster Trading (of which Joseph Reitzer is a principal) who had been introduced to I.T.E.S. by Oded Graucher. This group set up introductory meetings between the management of I.T.E.S. and the management of Sensar. Of the 1,000,000 shares, Ms. Lerner will receive 240,000 shares; Forster Trading will receive 220,000 shares and has directed that Kamil International Holding LDC and Gross Investment Company LP receive 60,000 shares and 200,000 shares, respectively; Avon Road Associates LP, an entity controlled by Moshe Wageh, will receive 106,000 shares; and Meridian Trading Investment Ltd. will receive 31,719 shares and has directed that RIK/IV LP and Ezer M'Zion receive 63,281 shares and 30,000 shares, respectively. In addition, the following individuals who provided assistance in connection with the transaction will receive the shares indicated:

Traci Hammes, 20,000 shares; Josh Berkowitz, 22,000 shares; Judah Perlstein 3,000 shares; Chaim Friedman, 2,000 shares; and Elan Adika, 2,000 shares.

Interests of Certain Individuals

         As described below, officers, directors, and consultants of Sensar and Net2Wireless have interests in the merger that differ from the interests of the stockholders of Sensar and Net2Wireless generally.

         As part of the merger negotiations, Sensar agreed to:

         o eliminate Sensar's liability for the unexpired portion of the lease for its Salt Lake City offices

         o provide satisfactory indemnification to Sensar for any liabilities incurred by it under a pending lawsuit by former employees

         o terminate Sensar's deferred compensation plan and the accrued interests of the participants in that plan

         o        terminate Sensar's employment agreement with Howard S. Landa.

In order to satisfy these obligations, Sensar took the following actions, which were approved by Sensar's board of directors, but were not negotiated at arm's length.

         Sensar

         Indemnification Agreement With Howard S. Landa.

         Effective March 1, 2000, Sensar entered into an indemnification agreement with Howard S. Landa, its chief executive officer. Under the terms of the agreement, Mr. Landa agreed to indemnify Sensar and the combined company for all costs arising out of the litigation, Edgar Lee, et al. v. Sensar Corporation, including costs of defense and the payment of any settlement or judgment. In addition, Mr. Landa assumed Sensar's lease for the office space at 50 West Broadway, Suite 501, Salt Lake City, Utah, which continues through September 30, 2002, and provides for monthly rental payments ranging from $2,256 to $2,440. Mr. Landa also agreed to permit Sensar and the combined company to use the Salt Lake City office until one year following the closing date of the merger at no charge for the period prior to the merger and at a charge of $1.00 per month for the one year period subsequent to the closing of the merger. Under the terms of the agreement, Sensar transferred its minority investments in two privately-held companies which had been acquired by a subsidiary of Sensar at a combined cost of $325,000 to Mr. Landa and granted him the right to use the name of Sensar's subsidiary, Eagle Lake Ventures, Inc. Mr. Landa also received miscellaneous office furniture, equipment, and supplies located in Sensar's Salt Lake City office with a book value of $31,150 as of March 31, 2000.

         The litigation, Edgar Lee, et al v. Sensar Corporation, arose out of a claim by former employees for payment of a bonus based on the sale of a business by Sensar. Sensar had agreed to pay a bonus if the sales price of the business exceeded $2 million. In the litigation, the employees claim they are entitled to the bonus based on the sales price of the assets, without including the obligation to pay the liabilities associated with the business that was sold. Sensar does not believe they are entitled to the bonus and was vigorously defending the litigation prior to its assumption by Mr. Landa. In an attempt to resolve the litigation, the parties participated in an unsuccessful mediation. In connection with the mediation, the plaintiffs prepared an itemization of their claims that totaled in excess of $300,000 at that time.

         Termination of Deferred Compensation Plan and Employment Agreement.

         On November 16, 1999, Sensar granted stock options with an exercise price of $2.00 per share to the participants in its deferred compensation plan, which is described below, in exchange for their agreement to terminate their rights under the plan, subject only to approval by the Sensar stockholders of these new stock options and, in the case of the outside directors, the options granted to them in April and May 1999, at the time they joined Sensar. The number of options granted to Howard S. Landa also took into consideration his agreement to terminate his employment agreement with Sensar, which has a term continuing through December 31, 2002, and provides for a monthly base salary of $8,000, and his agreement to provide up to 100 hours of transitional service to the combined company without compensation. The number of options granted to Andrew C. Bebbington also took into consideration the services provided and to be provided by him in connection with the negotiation and implementation of the merger and his agreement to act as chief financial officer of the combined company following the merger. Net2Wireless and Mr. Bebbington subsequently agreed that Mr. Bebbington would not serve as chief financial officer of the combined company, but Mr. Bebbington was not required to divest any of the options previously granted. Mr. Landa received options to acquire 800,000 shares; Mr. Bebbington 650,000 shares; and each of the three outside directors 50,000 shares. The closing price for Sensar common stock on November 16, 1999, the date the options were granted, was $3.375 per share. As a result, each of the participants received stock options with an exercise price that was $1.375 below the market price on the date of grant resulting in aggregate potential benefits to the participants on the date of grant in the following amounts:
Howard S. Landa, $1,100,000; Andrew C. Bebbington, $893,750; and each of the outside directors, $68,750. As described below, assuming the merger is completed, the minimum and maximum values of the participants' interests in the deferred compensation plan, giving effect only to the factor based on an increase in the market capitalization of Sensar, are as follows: Howard S. Landa, $1,500,000 minimum, $15,000,000 maximum; Andrew C. Bebbington, $50,000 minimum, $500,000 maximum; and each of the outside directors, $150,000 minimum, $1,500,000 maximum. By agreeing to terminate their interests in the deferred compensation plan in exchange for stock options, the plan participants relinquished the right to receive a minimum fixed payment with a cap on the maximum potential return, in exchange for an equity option which provided unlimited upside potential but with no guarantee of any minimum return. From the standpoint of Sensar, the agreements permit it to substitute the compensation expense resulting from the grant of stock options for a significant cash liability that would cause Sensar's liabilities to exceed the maximum permitted under the merger agreement and permit Net2Wireless to terminate its obligations. If the stock options are not approved by the stockholders, the deferred compensation plan and the interests of the participants will remain in effect. See the discussion under the caption "Other Sensar Stockholder Matters:

Ratification of Previously Granted Options."

         Sensar's board of directors formally adopted the deferred compensation plan on June 24, 1999, effective as of May 1, 1999, when the strategy to identify potential acquisitions was being implemented. The current board of directors assumed their positions at a time at which Sensar was completing the disposition of its operating assets with the intent to identify and negotiate one or more acquisitions or investments that had the potential for increasing stockholder value. Sensar created the deferred compensation plan in order to provide an incentive to the participants to increase shareholder value and to provide them with compensation in the event they were successful in doing so.

         The following summary of the plan is qualified by reference to the plan document, which is included as an exhibit to Sensar's report on Form 10-K filed for the year ended December 31, 1999. The plan generally provides for the establishment of a compensation pool consisting of two components: (a) an increasing percentage of 3% to 7-1/2% of the net income of Sensar subsequent to March 31, 1999, in excess of $2 million, excluding gains on the sale of the technologies held by Sensar on March 31, 1999, and compensation charges related to the granting of options, but including 75% of any net unrealized gain on investments made by Sensar subsequent to March 31, 1999; and (b) an amount equal to 7-1/2% of any increase in the market capitalization of Sensar above $13.4 million that exceeds 150% of the increase in the Russell 2000 Index over the same period. The maximum amounts permitted under these two components were $25 million and $50 million, respectively. The plan provides that the compensation pool will be fixed at December 31, 2002, and was required to be paid within 105 days after December 31, 2002. Notwithstanding the foregoing, however, in the event of a change of control of Sensar, such as the merger, the compensation pool will be fixed with a minimum value of at least $5,000,000, and paid within 45 days after the closing date. Payments under the plan are to be made in cash unless payment in Sensar stock has been approved by the stockholders and there is an effective registration statement covering resales of the stock, in which case up to 30% of the payments may be made in Sensar stock (subject to increase if required for Sensar to maintain a reasonable cash reserve for its working capital needs). Under interests granted to date, Howard S. Landa is to receive 30% of the compensation pool, each of the other directors is to receive 3%, and Andrew C. Bebbington, the chief consultant to Sensar, is to receive 1%. If the market price of Sensar is approximately $27 per share or higher on the merger closing date and the Russell 2000 Index has not increased significantly, the maximum value of the compensation pool attributable to the increase in market capitalization of Sensar of $50,000,000 will be realized and the payments due to the plan participants would be: Howard S. Landa, $15,000,000; each of the outside directors, $1,500,000; and Andrew C. Bebbington, $500,000. If the merger had closed on September 8, 2000, the amount of the compensation pool would have been $8,484,095, based on Sensar's market capitalization on that date, and the payments to the plan participants would have been: Howard S. Landa $2,545,229; each of the outside directors, $254,523; and Andrew C. Bebbington, $84,841.

         Compensation Committee Interlocks and Insider Participation.

         Sensar does not have a compensation committee. During the past fiscal year, each of the directors, Howard S. Landa, Brian B. Lewis, Steven P. Strasser, and Mickey Hale, participated in deliberations concerning executive officers' and their own compensation. Among the directors, only Mr. Landa is, or has been, an officer or employee of Sensar or its subsidiaries. Mr. Landa does not serve as a director or sit on the compensation committee of any other entity that has an executive officer other than Mr. Landa serving on the board of directors of Sensar.

         Net2Wireless

         The merger agreement provides for the assumption by the combined company of options granted to employees, directors, officers, and consultants of Net2Wireless up to a maximum of 17,073,071 shares. Of this amount, options to acquire 5,005,184 shares at an exercise price of $1.86 per share were granted to the following: Nechemia Davidson, 3,222,222 shares; David Rubner, 1,074,074 shares; Joav Avtalion, 322,222 shares; Yaron Sobol, 150,370 shares; Yizhak Feldman, 128,889 shares; and Robert Rokni, 107,407 shares. In addition, Mr. Davidson received an option to acquire 1,200,000 shares with an exercise price of $32 per share in connection with the execution of his employment agreement in September 2000. These individuals are currently directors and executive officers of Net2Wireless and will become directors and executive officers of the combined company following completion of the merger. As a result of the grant of these options, the foregoing individuals had interests in the transaction that differed from, and were in addition to, the interests of the stockholders of Net2Wireless generally.

Voting and Revocation of Proxies

         Sensar

         Shares of Sensar stock that are represented at the Sensar stockholders' meeting by a proxy properly executed and received prior to the vote will be voted at the meeting in the manner directed on the proxy card, unless such proxy is revoked in advance of the vote. If the proxy is returned to Sensar without specific voting directions, the proxy will be voted in favor of all proposals of management. In addition to approving the proposals, this would result in a waiver of any dissenter's rights the stockholder may otherwise have. Proxies that are voted against the merger with Net2Wireless or the change of domicile and name change will not be voted in favor of any adjournment proposed at the meeting.

         Inasmuch as the merger and the change in corporate domicile and name require the affirmative vote of a majority of all outstanding shares of Sensar stock entitled to vote, failure to return a properly executed proxy card or to otherwise vote at the meeting will have the practical effect of a vote against the merger and the change in corporate domicile. Similarly, an abstention will have the same legal effect as a vote against these proposals.

         Under the rules of the New York Stock Exchange, which are generally observed by brokers that are not members of such Exchange as well as those that are, brokers that hold shares in street or nominee name for a customer do not have the authority to vote on items such as the merger or the change in domicile unless they have received instructions from the beneficial owners of such shares. Therefore, brokers that do not receive instructions from their customer are not entitled to vote on the merger and change of domicile. All stockholders are urged to provide instructions to their broker to ensure that their shares are voted at the meeting. Under Nevada corporation law, a broker non-vote, while effective to establish a quorum, will have the same effect as a vote against the merger.

         Any Sensar stockholder delivering a proxy may revoke it at any time prior to the call for the vote at the Sensar stockholders' meeting by delivering to Sensar, to the attention of Howard S. Landa, 50 West Broadway, Suite 501, Salt Lake City, Utah 84101, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares, or by attending the Sensar stockholders' meeting and voting in person. Attendance at the Sensar stockholders' meeting will not, by itself, constitute the revocation of a proxy.

         Net2Wireless

         Shares of Net2Wireless stock that are represented at the Net2Wireless stockholders' meeting by a proxy properly executed and received prior to the vote will be voted at the meeting in the manner directed on the proxy card, unless such proxy is revoked in advance of such vote. If the proxy is returned to Net2Wireless without specific voting directions, the proxy will be voted in favor of all proposals submitted to the Net2Wireless stockholders, including the merger, thereby waiving any dissenters' rights the stockholder may otherwise have. Proxies voted against the merger with Sensar will not be voted in favor of any adjournment proposed at the meeting.

         Inasmuch as the merger requires the affirmative vote of a majority of all outstanding shares of Net2Wireless stock entitled to vote, failure to return a properly executed proxy card or to vote in person at the Net2Wireless stockholders' meeting will have the practical effect of a vote against the merger. Similarly, an abstention will have the same legal effect as a vote against the merger.

         Any Net2Wireless stockholder delivering a proxy, other than those Net2Wireless stockholders who have delivered irrevocable proxies, may revoke their proxy at any time prior to the call for the vote at the Net2Wireless meeting by delivering to Net2Wireless, to the attention of the corporate secretary, Yaron Sobol, 10 Ha'amal Street, Afek Park, Rosh Ha'ayin 48092, Israel, a written notice of revocation bearing a later date than the proxy or a later dated proxy relating to the same shares, or by attending the Net2Wireless stockholders' meeting and voting in person. Attendance at the Net2Wireless meeting will not, by itself, constitute the revocation of the proxy.

Solicitation of Proxies

         Sensar

         Sensar will bear the costs of soliciting proxies from the Sensar stockholders and in preparing and distributing materials to the Net2Wireless stockholders. Sensar has retained Morrow & Co., Inc., to assist it in the mailing and distribution of the Joint Proxy Statement/Prospectus and the solicitation of the proxies from the Sensar stockholders. Sensar has agreed to compensate Morrow & Co., Inc., $10,000 for its services in connection with the proxy solicitation, plus reimburse it for additional disbursements made by Morrow & Co., Inc., on Sensar's behalf. Proxies will initially be solicited by mail, but it is also anticipated that executive officers, directors, and Andrew
C. Bebbington, the principal consultant of Sensar, may also solicit proxies in person or by telephone or facsimile. Such persons who solicit proxies will not be specially compensated for such services. Nominees, fiduciaries, and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

         Record holders of Sensar stock are requested to complete, date, and sign the accompanying Sensar proxy card and return it promptly in the enclosed envelope to Sensar's transfer agent, Progressive Transfer Company, 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117. No postage is required if mailed within the United States. If your shares are held of record by a brokerage firm, you should follow the instructions provided by the brokerage firm to assure your shares are voted in accordance with your directions.

         Net2Wireless

         Net2Wireless will bear its own costs of soliciting proxies. Proxies will initially be solicited by mail, but executive officers, directors, and selected other employees of Net2Wireless may also solicit proxies in person or by telephone or facsimile. Such persons who solicit proxies will not be specially compensated for such services.

Nominees, fiduciaries, and other custodians will be requested to forward soliciting materials to beneficial owners and will be reimbursed for their reasonable expenses incurred in sending proxy materials to beneficial owners.

         Holders of Net2Wireless stock are requested to complete, date, and sign the accompanying proxy card and return it promptly in the enclosed envelope to Progressive Transfer Company, 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117. No postage is required if mailed within the United States.

Vote Required

         Sensar

         Pursuant to Nevada corporate law, the merger, including the change in the corporate name, and reincorporation in Delaware must be approved by the holders of a majority of the shares of Sensar stock outstanding on the Sensar record date. The adoption of the Stock Option Plan and the ratification of the options previously granted by the board must be approved by a majority of a quorum in attendance at the Sensar stockholders' meeting, either in person or by proxy. The bylaws of Sensar require that at least one-third of the Sensar stock issued and outstanding as of the Sensar record date be represented, in person or by proxy, at the Sensar stockholders' meeting in order to constitute a quorum for the conducting of business.

         Directors and executive officers of Sensar holding an aggregate of 81,076 shares of Sensar stock, or approximately 1.2% of the shares of Sensar stock issued and outstanding, have indicated their intent to vote in favor of all management proposals.

         Net2Wireless

         Pursuant to Delaware corporate law, the merger must be approved by the holders of a majority of the Net2Wireless common stock and Series A Preferred Stock outstanding on the Net2Wireless record date, voting together as a single class.

         A director and executive officer, and other stockholders of Net2Wireless holding an aggregate of 12,316,866 shares, or approximately 67% of the voting power of the Net2Wireless stock issued and outstanding, have delivered their irrevocable proxies to vote in favor of the merger, so that the vote of no additional shares of Net2Wireless stock will be required to approve the merger. In addition, the holders of all of the 1,041,140 shares of Series A Preferred Stock have agreed to vote for the merger.

Attendance of Representative of Accountants

         It is anticipated that a representative of Kost, Forer & Gabbay, a member of Ernst & Young International, will be in attendance at the Net2Wireless and Sensar stockholders' meetings and a representative of Grant Thornton LLP will attend the Sensar stockholders' meeting in order to answer appropriate questions from the stockholders and, if they so desire, to make a statement to the stockholders.

Dissenters' Rights of Appraisal

         Sensar

         Dissenting Sensar stockholders who oppose either the proposed change in domicile or the merger will have the right to receive payment for the value of their shares of Sensar stock as set forth in sections 92A.300 to 92A.500 of the Nevada corporate laws, a copy of which is attached as Appendix "E." Any obligations that Sensar may have to dissenting Sensar stockholders as set forth below will continue as obligations of the combined company subsequent to the merger. The following is a summary of provisions of Nevada corporate law governing dissenters' rights. A copy of the complete corporate statutes is attached as Appendix "E."

         Under the Nevada corporate code, a stockholder wishing to assert dissenters' rights:

                  (a) must deliver to Sensar, before the vote of the Sensar stockholders on the proposed merger and/or change of domicile is taken, a written notice of the intent to demand payment for shares if the merger is approved;

                  (b) may not vote any of the shares of Sensar stock held by such stockholder in favor of the merger, if the stockholder is seeking to assert dissenters' rights with respect to the merger or, if the stockholder is seeking to assert dissenters' rights with respect to the change of domicile, in favor of the change of domicile; and

                  (c) must exercise dissenter's rights with respect to all shares held beneficially by such stockholder.

         If the shares are held in street name or otherwise rather than directly by the stockholder, the consent of the record holder must be included. The stockholder must be the beneficial owner of the stock as of the record date and thereafter. If the stockholder acquired the shares after December 14, 1999, the date the merger agreement with Net2Wireless was publicly announced, Sensar may elect to withhold payment of any dissenter's rights for such shares.

         If the merger is approved, Sensar shall provide written notice to all stockholders dissenting from the merger as set forth above. Such written notice from Sensar shall be sent no later than ten days after the effective date and shall:

                  (a) state the address to which payment demands must be sent and the address and time at which, and by which, the certificates for the shares of Sensar stock must be deposited;

                  (b) supply a form for demanding payment, which includes the date of the first announcement to the news media of the terms of the proposed merger, and requires a certification that the dissenter acquired beneficial ownership of the stock before that date;

                  (c) set a date by which Sensar must receive the payment demand, which may not be less than 30 nor more than 60 days after the date the dissenters' notice is delivered; and

                  (d) be accompanied by a copy of Nevada Revised Statutes 92A.300 to 92A.500.

         A stockholder to whom the foregoing dissenter's notice is sent must:

                  (a)      demand payment;

                  (b) certify whether such stockholder acquired beneficial ownership before the date specified in the dissenter's notice sent by Sensar; and

                  (c) deposit the certificates representing the shares in accordance with the terms of the dissenter's notice.

         A Sensar stockholder who demands payment in accordance with this paragraph retains all rights as a stockholder of Sensar except the right to transfer the shares until the merger and change of domicile takes effect and thereafter has only the right to receive payment for such shares. A stockholder who does not meet the requirements of the Nevada statutes is not entitled to payment for the shares pursuant to the dissenters' rights and would thereafter have all rights as a stockholder.

         Upon compliance by the dissenting stockholder with all the requirements described above, Sensar shall pay the amount Sensar estimates to be the fair value of the shares of Sensar stock immediately prior to the completion of the transaction. The payment shall be made within 30 days of the receipt of the demand for payment. The payment shall be accompanied by Sensar's balance sheet as of the end of the most recent fiscal year; an income statement for that year; statements of changes in stockholders' equity and cash flows for that year; and the latest available interim financial statements, if any. Payment shall also be accompanied by a statement of Sensar's estimate of the fair value of the dissenting shares and the amount of interest payable with respect to such shares, a statement of a dissatisfied dissenters' right to demand payment under Nevada Revised Statute 92A.480, as discussed below, and a copy of the Nevada Revised Statutes 92A.300 to 92A.500.

         If the merger is not completed within 60 days after the date set by Sensar as the date by which Sensar must receive payment demands, notwithstanding approval of the merger by the Sensar stockholders, Sensar shall return to all dissenting stockholders the deposited stock certificates, and the dissenting stockholders shall thereafter have all rights as a stockholder of Sensar as if no demand for payment had been made. If, thereafter, it is anticipated the merger will proceed, Sensar shall send a new dissenters' notice and the provisions set forth above shall again be applicable.

         A dissenting stockholder may notify Sensar of such stockholder's own estimate of the value of his shares of Sensar stock and demand that Sensar pay such amount if the dissenter believes that the amount paid by Sensar is less than the fair value of the shares and the interest due. Such notification must be made within 30 days after Sensar has made the payment.

         If a demand for payment by the dissenter remains unresolved, Sensar shall commence a court proceeding in Nevada, within 60 days after receiving the payment demand from the dissenter, and petition the court to determine the fair value of the shares. Each dissenting stockholder made party to the proceeding is entitled to judgment for the amount, if any, by which the court finds that the fair value of the shares, plus interest, exceeds the amount paid by Sensar and the amount Sensar elected to withhold as payment under the special provisions applicable to shares acquired after the date of the notice of the Sensar stockholders meeting. The court is required to assess court costs, and costs of any appraisers appointed by the court, against Sensar, unless the court determines that the dissenting stockholders acted arbitrarily, vexatiously, or not in good faith. The court may assess the fees and expenses of counsel and experts retained by the parties, as the court deems equitable.

         Net2Wireless

         Dissenting Net2Wireless stockholders who oppose the proposed merger will have the right to receive payment for the value of their shares as set forth in section 262 of the Delaware corporate law, a copy of which is attached as Appendix "D." Any obligations that Net2Wireless may have to dissenting Net2Wireless stockholders as set forth below, will be assumed by the combined company as a result of the merger. The following is a summary of the provisions of Delaware corporate law governing stockholders appraisal rights. A complete copy of the applicable Delaware statutes is attached as Appendix "D."

         Dissenting Net2Wireless stockholders wishing to assert appraisal rights may require Net2Wireless to purchase for cash, at fair market value, the shares of Net2Wireless common stock held by such dissenting stockholder. The fair market value of such shares shall be determined as of the day before the first announcement of the merger, excluding any appreciation or depreciation in the value of the stock as a consequence of the merger, but adjusted for any stock split, reverse stock split, or share dividend which became effective after such announcement. Holders of 12,316,866 shares of the issued and outstanding Net2Wireless stock have delivered their irrevocable proxies to vote the shares in favor of the merger and, therefore, will be deemed to have elected not to exercise their dissenters' rights.

         In order for a dissenting Net2Wireless stockholder to be entitled to payment for shares of Net2Wireless common stock held by such stockholder must:

                  (1) deliver to Net2Wireless, before the vote on the merger, a written demand for appraisal;

                  (2) have held the stock on the date of making such demand and continuously hold such shares through the effective date of the merger;

                  (3) not vote in favor of the merger or give a proxy to be voted in favor of the merger; and

                  (4) be the stockholder of record.

         If the merger is approved by the Net2Wireless stockholders, the combined company shall, within 10 days of the effective date of the merger, provide to any dissenting stockholders a written notice stating that the merger has been approved and that appraisal rights are available for all dissenting stockholders who have met the requirements. This notice shall be sent by certified or registered mail, return receipt requested, and shall include a copy of section 262 of the Delaware corporate law.

         In order to make proper demand for payment, any Net2Wireless stockholder that receives the dissenters' notice as provided above and who wishes to assert dissenters' rights must provide the combined company with a written demand within 20 days after the mailing of the dissenters' notice. The demand must reasonably inform the combined company of the identity of the stockholder and that the stockholder intends to seek appraisal rights.

         Within 120 days after the effective date of the merger, the combined company or any dissenting stockholder who has complied with the above provisions may file a petition in the Court of Chancery demanding a determination of the value of the stock for all dissenting stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger, any dissenting stockholder shall have the right to withdraw the demand for appraisal and accept the terms offered in the merger. During the 120-day period after the effective date of the merger, any dissenting stockholder shall, upon written request to the combined company, be entitled to receive a statement setting forth the aggregate number of dissenting stockholders and the number of shares held by each. Such written statement shall be mailed to the stockholder within 10 days after the written request is received by the combined company or 10 days after the expiration for the period of delivery of appraisal demands, whichever is later.

         Upon the filing of any petition in the Court of Chancery, service shall be made on the combined company and all dissenting stockholders. Notice of a hearing to determine the fair value of the stock shall be given in the manner approved by the court and permitted by section 262 of the Delaware law. At the hearing, the court shall determine which stockholders have complied with the provisions of section 262 and have become entitled to assert appraisal rights and may require dissenting stockholders to submit their certificates for notation of the pending appraisal proceedings.

         After the determination of the stockholders entitled to appraisal rights, the court shall determine the fair value of the shares, exclusive of any element of value arising from the accomplishment or expectation of the merger, together with a fair rate of interest, if any, to be paid upon the fair value. The court may permit discovery or other pretrial proceedings. The fair value and appropriate interest, all as determined by the court, shall be paid to those stockholders determined by the court to have satisfied the requirements for appraisal rights. Costs of the proceeding may be determined by the court and assessed against the parties as the court deems equitable.

         After the effective date of the merger, no stockholder who has demanded appraisal rights shall be entitled to vote the stock or to receive payment of dividends or other distributions on this stock unless an action for appraisal is not filed within 120 days after the effective date, or such dissenting stockholder delivers a written withdrawal of his demand for an appraisal within 60 days after the effective date.

Accounting for the Merger

         The merger will be accounted for as a reverse acquisition of Sensar by Net2Wireless. Although Sensar will be the surviving entity, for financial reporting purposes, the entity whose shareholders hold in excess of 50% of the combined company, Net2Wireless, will be treated as the continuing entity. The reverse acquisition will be treated as a capital stock transaction in which Net2Wireless will be deemed to have issued the shares of common stock held by the Sensar stockholders for the net assets of Sensar. The costs of the transaction will be charged to stockholders' equity. To the extent that the costs of the transaction exceed the net assets acquired from Sensar, the excess will be charged to the statement of operations. No goodwill will be recorded.

Delivery of Certificates for Common Stock of the Combined Company

         It is anticipated that certificates for common stock of the combined company will be available to exchange for the Net2Wireless common stock within two business days following the completion of the merger. Certificates in the new corporate name of "Jigami Corporation" will also be available for issuance to Sensar stockholders wishing to exchange their certificates at that time. Certificates representing shares of Net2Wireless or Sensar common stock to be exchanged must be delivered to the transfer agent prior to the issuance of certificates representing the shares of common stock of the combined company. Stockholders of record will receive a letter of transmittal from the transfer agent subsequent to the merger with specific instructions regarding the delivery of existing certificates in exchange for the issuance of new certificates. The transfer agent can be contacted at Progressive Transfer Company, 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, telephone (801) 277-1400.

         Certificates for Net2Wireless and Sensar common stock that are not exchanged shall continue to represent shares of the combined company after giving effect to the merger.

Payment in Lieu of Issuing Fractional Shares

         No fractional shares of common stock will be issued in connection with the merger. In lieu thereof, a stockholder otherwise entitled to receive a fractional share shall be paid the value of such fractional share in cash, based on the closing sales price, rounded to the nearest cent, for Sensar stock as reported by Nasdaq for the last trading day immediately preceding the closing date.

Expenses of the Merger

         Sensar and Net2Wireless will each bear its own expenses incurred in connection with effecting the merger and the preparation of the Joint Proxy Statement/Prospectus.

Restrictions on Transfer of Common Stock of the Combined Company

         The common stock to be issued in the merger will be issued pursuant to the registration statement, of which this Joint Proxy Statement/Prospectus forms a part, filed under the Securities Act. Notwithstanding such registration, several persons receiving shares of common stock will be subject to restrictions on the resale of such securities.

         The sale of shares issued to affiliates of Net2Wireless will be subject to restrictions on transfer under Rule 145 promulgated pursuant to the Securities Act. In general, under Rule 145, sales of securities are permitted only (a) after the combined company has been subject to the reporting requirements of the Exchange Act and has filed all required reports thereunder for a period of at least 90 days preceding the sale, and (b) if the sales are made in compliance with the limitations on volume and manner of sale contained in rule 144. Sensar is, and has been for in excess of 90 days, subject to the reporting requirements, so that Rule 145 would be available immediately upon consummation of the merger, subject to the limitations on volume and manner of sale. Alternatively, common stock may be sold by Net2Wireless stockholders subject to the rule without compliance with such limitations on volume and manner of sale if the holder, at the time of sale, (a) is not, and has not been for at least three months, an affiliate of either Sensar, Net2Wireless, or the combined company, and has held the securities for at least 2 years; or (b) is not an affiliate of the combined company and has held the securities for at least 1 year, and for the preceding 12 months the combined company has filed all required reports under the Exchange Act.

         Net2Wireless stockholders who will receive shares of Sensar stock or rights to acquire shares of Sensar stock in the merger aggregating a total of 19,030,758 shares have signed an agreement not to sell more than 15% of this stock during the 180 day period following the date set by Nasdaq for trading the shares issued to the Net2Wireless stockholders. In addition, the common stock subject to options held by management, directors, and consultants of Sensar will be registered for resale under a registration statement filed on Form S-3. These individuals have agreed not to sell more than 50% of such shares during the 180-day period subsequent to the effective date of the registration statement.

--------------------------------------------------------------------------------
                            DESCRIPTION OF SECURITIES
--------------------------------------------------------------------------------

         The following description of the securities of the combined company following the merger gives effect to the change of domicile of Sensar from Nevada to Delaware immediately prior to the effectiveness of the merger.

Preferred Stock

         The combined company's certificate of incorporation authorizes the board of directors, without further stockholder approval, to issue up to 10,000,000 shares of preferred stock, par value $0.01 per share, for any proper corporate purpose. In approving any issuance of preferred stock, the board of directors has broad authority to determine the rights, privileges, and preferences of the preferred stock, which may be issued in one or more classes or series. The rights, privileges, and preferences may include voting, dividend, conversion, and liquidation rights that may be senior to the common stock. At the time of the merger, no shares of preferred stock of any class or series will be issued and outstanding or reserved for issuance.

Common Stock

         Following the merger, the combined company will have an authorized capital of 90,000,000 shares of common stock, par value $0.01 per share, of which 25,843,606 shares will be outstanding, 19,582,327 shares of common stock will be reserved for the exercise of existing options and warrants, and 6,000,000 shares of common stock will be reserved for rights granted under the Stock Option Plan. Holders of common stock will be entitled to one vote per share on each matter submitted to a vote at any meeting of stockholders. Shares of common stock will not carry cumulative voting rights, and therefore, a majority of the shares of outstanding stock will have the capability to elect the entire board of directors of the combined company, and if they do so, minority stockholders would not be able to elect any person to the board of directors. The bylaws provide that 50% of the issued and outstanding shares of common stock will constitute a quorum for a stockholders' meeting.

         Stockholders of the combined company will have no preemptive right to acquire additional shares of common stock or other securities. The common stock will not be subject to redemption and carries no subscription or conversion rights. In the event of a liquidation of the combined company, the shares of common stock will be entitled to share equally in corporate assets after satisfaction of all liabilities and any preference for outstanding preferred stock. The shares of common stock, when issued, will be fully paid and non-assessable.

         Holders of common stock will be entitled to receive such dividends as the board of directors may, from time to time, declare out of funds legally available for the payment of dividends. The combined company will seek growth and expansion of its business through the reinvestment of profits, if any, and does not anticipate that it will pay dividends in the foreseeable future.

         Subject to the corporate governance requirements of Nasdaq, the board of directors has the authority to issue the authorized but unissued common stock without the approval of the stockholders. The issuance of such shares would reduce the percentage of ownership held by persons receiving shares of common stock in the merger and may dilute the book value of the existing stockholders.

Transfer Agent

         Progressive Transfer Company, is the Transfer Agent for Sensar. Progressive Transfer Company can be reached at 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, telephone (801) 277-1400.

--------------------------------------------------------------------------------
                            COMPARISON OF SECURITIES
--------------------------------------------------------------------------------

Comparison of Nevada Law and Delaware Law--Certificates of Incorporation and Bylaws

         Sensar is currently incorporated under the laws of the state of Nevada. If stockholder approval is received, immediately prior to the merger Sensar will change its domicile to Delaware. On consummation of the merger, the stockholders of Sensar, whose rights currently are governed by Nevada law and Sensar's articles of incorporation and bylaws will become stockholders of a Delaware company, Net2Wireless Corporation, and their rights as stockholders will be governed by Delaware law and the certificate of incorporation and bylaws of the combined company. A copy of the certificate of incorporation of the combined company is included with this Joint Proxy Statement/Prospectus as Appendix "C."

         Since the current certificate of incorporation and bylaws of Net2Wireless will become the certificate of incorporation and bylaws of the combined company, and the rights of the Net2Wireless stockholders are currently governed by Delaware law, the merger will not result in a change in the rights associated with the common stock held by Net2Wireless stockholders.

         For Sensar stockholders, there are differences between the articles of incorporation and bylaws of Sensar and the certificate of incorporation and bylaws of the combined company. The material differences are briefly summarize below.

Governing Instruments

         Classification of Board

         The articles of incorporation of Sensar divide the board of directors into three classes, as nearly equal as possible. Only one class stands for election at each annual meeting of stockholders and is elected to a three-year term. This increases the time required to replace a majority of the board of directors since only approximately one-third stand for election each year. Neither the certificate of incorporation nor bylaws of the combined company provide for classification of the board of directors of the combined company, and all board members will stand for election to one-year terms at each annual meeting of the stockholders.

         Removal of Directors

         The bylaws of Sensar require the vote of a majority of the outstanding stock at a special meeting of stockholders called for that propose to remove a director. The bylaws of the combined company provide that a director can be removed at a special stockholders' meeting called for that purpose by a vote of a majority of the stock in attendance at the meeting. Consequently, a director of the combined company can be more easily removed.

         Liability and Indemnification of Directors and Officers

         The articles of incorporation of Sensar limit the liability of directors and officers to the corporation to those circumstances in which the director or officer engaged in intentional fraud, misconduct, or a knowing violation of law or the payment of dividends in violation of the requirements of Nevada corporate law. Sensar's articles of incorporation require the corporation to indemnify directors and officers in all actions brought as a result of their position with the corporation unless the individual is found by a court to be personally liable for his or her own misconduct or negligence. The certificate of incorporation of the combined company provides that directors shall not be liable to the corporation, except for a breach of loyalty to the corporation, acts or omissions not in good faith, involving intentional misconduct, or in knowing violation of the law, dividends paid in violation of Delaware corporate law, or for a transaction from which the director derived an improper personal benefit. The bylaws of the combined company provide for mandatory indemnification of directors and officers involved in a threatened or pending proceeding as a result of their position with the corporation so long as the individual acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interests of the corporation. The governing instruments of both Sensar and the combined company provide for the payment of expenses in advance by the corporation on receipt of an undertaking from the indemnified individual to repay the advances in the event he or she is ultimately determined not to be entitled to indemnification.

         Authorized Capital

         The combined company will have an authorized capital of 90,000,000 shares of common stock, par value $0.01 per share and 10,000,000 shares of preferred stock, par value $0.01 per share. Sensar currently has an authorized capital of 290,000,000 shares of common stock, par value $0.001 per share and 10,000,000 shares of preferred stock $0.001 per share. The decrease in the number of shares of common stock authorized will limit the ability of the board of directors to issue common or preferred stock beyond that authorized, without obtaining stockholder approval. Stock cannot be issued for less than par value, although it is anticipated that the principal effect of the increase in par value will be to increase stated capital and decrease additional paid-in capital by a like amount on the financial statements of the combined company.

         Both Sensar and Net2Wireless currently have designated series of preferred stock, although no preferred stock will be outstanding on completion of the merger. Shares of preferred stock to be issued in the future, if any, will be issued under a new designation of the rights, privileges, and limitations, fixed at the time of issuance. The certificate of incorporation of the combined company, like the articles of incorporation of Sensar, permit these rights and limitations to be fixed by the board of directors at the time of issuance of a series of preferred stock, without a stockholder vote.

         Special Meetings of the Stockholders

         The bylaws of the combined company provide that special meetings of stockholders can be called by the chairman of the board, president, or board of directors and require a special meeting to be called at the request of stockholders owning a majority of the outstanding stock. Neither the bylaws nor the articles of incorporation of Sensar provide for a special meeting to be called at the request of stockholders.

         Required Stockholder Vote

         The bylaws of the combined company provide that the vote of a majority of the stock present at a stockholders' meeting at which a quorum is present is required to approve any matter submitted to the stockholders. Consequently, abstentions and broker non-votes would have the same effect as a vote against the proposal. The current bylaws of Sensar provide for a matter to be approved by a majority of the votes cast at a stockholders' meeting at which a quorum is present so that abstentions and broker non-votes would be disregarded. In addition, Sensar's bylaws provide that directors shall be elected by a plurality of the votes cast at a stockholders' meeting called for that purpose. Both bylaws require that a majority of the outstanding stock be present in order to constitute a quorum. These changes may increase the difficulty in obtaining stockholder approval for the election of directors or the passage of other matters submitted to the shareholders.

         Waiver of Notice

         Sensar's bylaws provide that a stockholder may waive notice of a meeting by a written waiver, consent, or approval of the meeting, or by attending the meeting, unless such attendance is for the sole purpose of objecting to the meeting being held. The combined company's certificate of incorporation and bylaws are silent on this issue, which means that waivers will be governed by general Delaware corporate law. Delaware law provides that notice can be waived by a written waiver or by attending the meeting, except for the express purpose of objecting to the meeting.

         Compromise With Creditors

         The certificate of incorporation of the combined company contains a provision that permits the corporation to submit a proposed compromise with its creditors and/or stockholders to a meeting ordered by a court of competent jurisdiction. If the compromise is sanctioned by the court, all creditors and/or stockholders will be bound by such compromise, if the compromise is approved by creditors holding three-fourths the claims against the corporation or by three-fourths the stock entitled to vote, as the case may be. The governing instruments of Sensar do not have a similar provision.

Governing Corporate Law

         Although the corporate statutes of Nevada and Delaware are substantially similar, some differences exist. The material differences, in the judgment of the management of Sensar, are summarized below. This following summary discusses differences most likely to affect stockholders and is not a complete discussion of the Delaware General Corporation Law or the Nevada Revised Business Corporation Act.

         Restrictions on Business Combinations

         Both Delaware and Nevada have provisions restricting the ability of a corporation to engage in business combinations with an interested stockholder. Under the Delaware law, a corporation is not permitted to engage in a business combination with any interested stockholder for a three-year period following the date such stockholder became an interested stockholder, unless (i) the transaction resulting in a person becoming an interested stockholder, or the business combination, is approved by the board of directors of the corporation before the person becomes an interested stockholder; (ii) the interested stockholder acquires 85% or more of the outstanding voting stock of the corporation in the same transaction that makes it an interested stockholder (excluding shares owned by persons who are both officers and directors of the corporation, and shares held by employee stock ownership plans); or (iii) on or after the date the person becomes an interested stockholder, the business combination is approved by the corporation's board of directors and by the holders of at least 67% of the corporation's outstanding voting stock at an annual or special meeting, excluding shares owned by the interested stockholder. The Delaware law defines "interested stockholder" generally as a person who owns 15% or more of the outstanding shares of a corporation's voting stock. Delaware corporations may opt-out of these provisions, but the combined company has elected not to do so. These provisions could have the effect of delaying, deferring, or preventing a change of control.

         Nevada law regulates business combinations more stringently. First, an interested stockholder is defined as a beneficial owner of 10% or more of the voting power. Second, the three-year moratorium can be lifted only by advance approval by a corporation's board of directors, as opposed to Delaware's provision that allows interested stockholder combinations at the time of the transaction with stockholder approval. Finally, after the three-year period, combinations remain prohibited unless (i) they are approved by the board of directors, the disinterested stockholders or a majority of the outstanding voting power not beneficially owned by the interested party, or (ii) the interested stockholder satisfies the fair value requirements. As in Delaware, a Nevada corporation may opt-out of the statute with appropriate provisions in its articles of incorporation. The articles of incorporation of Sensar contain such an opt-out provision.

         Limitation on Personal Liability of Directors

         A Delaware corporation is permitted to adopt provisions in its certificate of incorporation limiting or eliminating the liability of a director to a company and its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such liability does not arise from proscribed conduct, including breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law or liability to the corporation based on unlawful dividends or distributions or improper personal benefit. The new certificate of incorporation will limit the liability of directors to the corporation to the fullest extent permitted by law.

         While Nevada has a similar provision permitting the adoption of provisions in the articles of incorporation limiting personal liability, the Nevada provision differs in two respects. First, the Nevada provisions applies to both directors and officers. Second, while the Delaware provisions excepts from limitation on liability of breach of the duty of loyalty, the Nevada counterpart does not contain this exception. Thus, the Nevada provision expressly permits a corporation to limit the liability of officers, as well as directors, and permits limitation of liability arising from a breach of the duty of loyalty. The Sensar articles of incorporation limited the liability to Sensar of directors, officers, employees, and agents to the fullest extent permitted. Therefore, the combined company will have a narrower limitation on liability, and more parties will remain potentially liable to the combined company. The combined company, however, may determine to indemnify such persons in the discretion of the board, subject to the limitations of Delaware law.

         Dividends

         Delaware is more restrictive than Nevada with respect to when dividends may be paid. Under the Delaware corporate law, unless otherwise provided in the certificate of incorporation, a corporation may declare dividends, out of surplus or, if no surplus exists, out of net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year (provided that the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets). In addition, Delaware law provides that a corporation may redeem its shares only out of surplus.

         Nevada law provides that no distribution (including dividends on, or redemption or repurchases of, shares of capital stock) may be made if, after giving effect to such distribution, the corporation would not be able to pay its debts as they become due in the usual course of business, or the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed at the time of a liquidation to satisfy the preferential rights of preferred stockholders.

         Actions by Written Consent of Stockholders

         Both Nevada and Delaware law provide that, unless the charter provides otherwise, any action required or permitted to be taken at a meeting of the stockholders may be taken without a meeting if the holders of outstanding stock having at least the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all voting stock was present and voted consents to the action in writing. Delaware requires the corporation to give prompt notice of the taking of corporate action without a meeting by less than unanimous written consent to those stockholders who did not consent in writing. Neither the Sensar articles of incorporation nor the certificate of incorporation of the combined company limit stockholder action by written consent.

         Dissenters' Rights

         In both jurisdictions, dissenting stockholders of a corporation engaged in listed major corporate transactions such as mergers and consolidations are entitled to appraisal rights. Appraisal rights permit a stockholder to receive cash equal to the fair market value of the stockholder's shares (as determined by agreement of the parties or by a court), in lieu of the consideration such stockholder would otherwise receive in any such transaction.

         Under Delaware law, appraisal rights are generally available for the shares of any class or series of stock of a Delaware corporation in a merger or consolidation; provided that, no appraisal rights are available for the shares of any class or series of stock, which, at the record date for the meeting held to approve such transaction, were either: (i) listed on a national security exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. (the "NASD"); or (ii) held of record by more than 2,000 stockholders. Even if the shares of any class or series of stock meet the requirements of clause (i) or
(ii) above, appraisal rights are available for such class or series if the holders thereof receive in the merger or consolidation anything except: (i) shares of stock of the corporation surviving or resulting from such merger or consolidation; (ii) shares of stock of any other corporation which at the effective date of the merger or consolidation is either listed on a national securities exchange, or designated as a national market system security on an interdealer quotation system by the NASD or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares; or (iv) any combination of the foregoing. No appraisal rights are available to stockholders of the surviving corporation if the merger did not require their approval.

         Under Nevada law, a stockholder is entitled to dissent from, and obtain payment for the fair value of his or her shares in the event of consummation of a plan of merger of plan or plan of exchange in which the corporation is a party and, to the extent that the articles of incorporation, bylaws, or a resolution of the board of directors provides that voting or nonvoting stockholders are entitled to dissent and obtain payment for their shares any corporate action taken pursuant to a vote of the stockholders. As with Delaware law, Nevada law provides an exception to dissenters' rights. Holders of securities (i) listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the NASD; or (ii) held by more than 2,000 stockholders of record are generally not entitled to dissenters' rights.

         Stockholder Inspection Rights

         Delaware law grants any stockholder the right to inspect and to copy for any proper purpose the corporation's stock ledger, a list of its stockholders, and its other records. A proper purpose is one reasonably related to such person's interest as a stockholder. Directors also have the right to examine the corporation's stock ledger, a list of its stockholders and its other records for a purpose reasonably related to their positions as directors.

         Nevada law provides the right to inspect the corporation's financial records only for a stockholder who (i) owns at least 15% of the corporation's issued and outstanding shares; or (ii) has been authorized in writing by the holders of at least 15% of the issued and outstanding shares. To inspect the corporation's stock ledger, the stockholder must have been a stockholder of record for six months prior to demanding inspection.

--------------------------------------------------------------------------------
                             PRINCIPAL STOCKHOLDERS
--------------------------------------------------------------------------------

Pro Forma After the Merger

         After completion of the merger, there will be approximately 25,843,606 shares of common stock issued and outstanding, without giving effect to the exercise of any dissenters' rights or the exercise of any options. The table below sets forth information as to the number of securities in the combined company that will be held by each person known by either Sensar or Net2Wireless to be the record or beneficial owner of more than 5% of the combined company's common stock, by each director and executive officer, and by the directors and executive officers as a group.

Name and Address                               Nature of              Number of
of Beneficial Owners                           Ownership              Shares Owned           Percent(1)
------------------------------------           ---------              ------------           ----------
Principal Stockholders

Cedar Investments Services, Ltd./(2)
Nechemia Davidson                              Common Stock                5,428,127             21.0%
                                               Options                     4,422,222             14.6%
                                                                      --------------
                                               Total                       9,850,349             32.5%

Alexander/Rachel LLC/
Laura Huberfeld                                Common Stock                2,902,636             11.2%
                                               Warrants(5)                   176,819              0.7%
                                                                      --------------
                                               Total                       3,079,455             11.8%

NBDB, LLC/
Naomi Bodner                                   Common Stock                2,902,636             11.2%
                                               Warrants(5)                   176,819              0.7%
                                                                      --------------
                                               Total                       3,079,455             11.8%

Yitzchak Bachar(3)
David Rubner                                   Common Stock                1,085,652              4.2%
                                               Options                     1,074,074              4.0%
                                                                      --------------
                                               Total                       2,159,726              8.0%

ML Partners, LLC/
S. M. Meyers                                   Common Stock                        0              0.0%
                                               Warrants                    5,000,341             16.2%
                                                                      --------------
                                               Total                       5,000,341             16.2%

Partner Communications Company, Ltd.           Common Stock                        0              0.0%
                                               Options                     3,026,998             10.5%
                                                                      --------------
                                               Total                       3,026,998             10.5%


Directors and Executive Officers

Nechemia Davidson                              - - - - - -- -- - - - - - - See Above - - - - - -- - -

David Rubner                                   - - - - - -- -- - - - - - - See Above - - - - - -- - -



Joav Avtalion(4)                               Common Stock                       0               0.0%
                                               Options                      322,222               1.2%
                                                                      -------------
                                               Total                        322,222               1.2%

Ben-Zion Weiner                                Common Stock                   6,429               0.0%
                                               Options                      150,000               0.6%
                                                                     --------------
                                               Total                        156,429               0.6%

Yaron Sobol                                    Common Stock                  78,010               0.3%
                                               Options                      150,370               0.6%
                                                                     --------------
                                               Total                        228,380               0.9%

Yitzhak Feldman                                Common Stock                       0               0.0%
                                               Options                      128,889               0.5%
                                                                     --------------
                                               Total                        128,889               0.5%

Robert Rokni                                   Common Stock                       0               0.0%
                                               Options                      107,407               0.4%
                                                                     --------------
                                               Total                        107,407               0.4%

All Executive Officers and                     Common Stock               6,598,218              25.5%
  Directors as a Group                         Options                    6,355,184              19.7%
  (7 persons)                                                       ---------------
                                               Total                     12,953,402              40.2%
-------------------------

(1) The percentages shown for common stock are based on the total issued and outstanding stock of the combined company as of the closing of 25,843,606. The amounts shown for options reflect the percentage ownership if all options held by that stockholder were exercised and the outstanding stock increased by that amount. The total reflects aggregate common stock held after exercise of the option, with the issued and outstanding increased by the individual exercise.
(2) Cedar Investments Services, Ltd., is an entity controlled by Mr. Nechemia Davidson.
(3) The common stock is presently being held by Mr. Bachar in trust on behalf of a company in formation for the ultimate benefit of Mr. David Rubner.
(4) Held of record by Beneficial Investment Services, Ltd., an entity controlled by Mr. Avtalion.
(5)  These warrants were acquired from ML Partners, LLC.

Sensar Prior to the Merger

         The table below sets forth information as to each person owning of record or who was known by Sensar to own beneficially more than 5% of the common stock of issued and outstanding stock as of October 19, 2000, and information as to the ownership of Sensar's common stock by each of its directors and by the directors and executive officers as a group. Except as otherwise indicated, all shares are owned directly, and the persons named in the table have sole voting and investment power with respect to shares shown as beneficially owned by them.

                    Name and Address                      Nature of              Number of
                  of Beneficial Owners                    Ownership            Shares Owned        Percent(1)
        -----------------------------------------    --------------------    ------------------    -----------
        Directors
            Howard S. Landa                          Common Stock(2)                 56,076              0.9%
                                                     Options(3)                   1,000,000             13.2%
                                                                             ------------------
                                                     Total                        1,056,076             14.0%

            Brian B. Lewis                           Common Stock                         0              0.0%
                                                     Options(4)                     250,000              3.7%
                                                                             ------------------
                                                     Total                          250,000              3.7%

            Steven P. Strasser                       Common Stock                    12,500              0.2%
                                                     Options(4)(5)                  250,000              3.7%
                                                                             ------------------
                                                     Total                          262,500              3.9%

            Mickey Hale                              Common Stock                    12,500              0.2%
                                                     Options(4)                     250,000              3.7%
                                                                             ------------------
                                                     Total                          262,500              3.9%

        All Executive Officers and                   Common Stock                    81,076              1.2%
          Directors as a Group (four persons)        Options                      1,750,000             21.1%
                                                                             ------------------
                                                     Total                        1,831,076             22.1%
-------------------------

(1) The percentages shown are based on 6,548,546 shares of common stock of Sensar issued and outstanding as of October 19, 2000. The percentages shown for options assume the exercise of all options held solely by that individual and a corresponding increase in the issued and outstanding common stock. The percentage shown for total holdings assumes the exercise of all options held by the individual and a corresponding increase in the issued and outstanding common stock.
(2) These shares are held by the spouse and children of Mr. Landa and a limited liability company in which Mr. Landa is a minority owner. Mr. Landa denies direct beneficial ownership and control of these shares.
(3) Options to acquire 800,000 shares have been approved by the board of directors, but are subject to the further approval of the stockholders of Sensar.
(4) These options are subject to the further approval of the stockholders of Sensar.
(5)  These options are held of record by an entity controlled by Mr. Strasser.

--------------------------------------------------------------------------------
                                TAX CONSEQUENCES
--------------------------------------------------------------------------------

General

         The following discussion summarizes the material United States federal income tax consequences of the proposed merger of Sensar and Net2Wireless and the related change in domicile of Sensar under the Internal Revenue Code of 1986, as amended. The discussion does not address all aspects of federal tax law that may be applicable to particular stockholders. The following summary does not include any discussion concerning the consequences of the merger or the change of domicile under foreign, state or local taxation laws and regulations. The discussion assumes that the Net2Wireless stockholders hold their Net2Wireless stock as a capital asset as defined in Section 1221 of the Code. Each holder of Sensar stock or Net2Wireless stock should consult his own tax advisor regarding the tax consequences of the proposed merger and the change of domicile in light of such stockholder's own situation and with respect to the application and effect of any state, local or foreign income tax and other laws.

         Special tax consequences not described below may be applicable to particular classes of taxpayers, including financial institutions, broker-dealers, persons who are not citizens of the United States or which are foreign corporations, foreign partnerships or foreign estates or trusts, and persons who acquired their Sensar stock or Net2Wireless stock through the exercise of an employee stock option or otherwise as compensation.

         The merger and the change of domicile will be tax-free reorganizations under the provisions of section 368(a) of the Internal Revenue Code. NO RULINGS FROM THE IRS AS TO THE TAX CONSEQUENCES OF THE MERGER, THE CHANGE OF DOMICILE, OR ANY OTHER MATTER DISCUSSED HEREIN HAS BEEN OR WILL BE REQUESTED.

         This discussion states the opinion of Keith L. Pope, LLC, as to the material United States federal income tax consequences of the merger and the change of domicile based on the pertinent provisions of the Internal Revenue Code, the applicable regulations promulgated by the Treasury Department, and judicial and administrative interpretations of the code and regulations. Each stockholder should be aware that the code, the regulations, and interpretations are subject to change and that such changes may be given retroactive effect. Neither the Internal Revenue Service nor any court is bound by the opinion of Keith L. Pope, LLC, or the interpretations of the code and the regulations set forth below.

United States Federal Tax Consequences of the Merger

         As a tax-free reorganization, the merger will have the following United States federal income tax consequences:

                  (a) No gain or loss will be recognized by the holders of the Net2Wireless common stock on receipt by them of common stock of the combined company in exchange for their Net2Wireless common stock, except that gain or loss will be recognized on the receipt of cash, if any, received in lieu of a fractional share or on the receipt of cash by a stockholder who exercises his or her dissenter or appraisal rights.

                  (b) The tax basis of all of the common stock of the combined company received by a holder of Net2Wireless common stock in the merger will be the same as the tax basis of that holder in the Net2Wireless common stock surrendered.

                  (c) The holding period for federal income tax purposes of the common stock of the combined company received by Net2Wireless stockholders will include the period during which they held their Net2Wireless common stock.

                  (d) A holder of Net2Wireless common stock who exercises dissenter's rights and receives payment of the fair value of the shares, or who receives cash in lieu of a fractional share, will be treated as having sold such stock to the combined company. The dissenting holder who sells Net2Wireless common stock to the combined company will recognize a capital gain or loss equal to the difference between (1) the basis the stockholder had in the shares or fractional shares sold; and (2) the cash received by the stockholder.

               (e) No gain or loss will be recognized by Net2Wireless or Sensar as a result of the merger.

         Under the terms of the merger agreement, Sensar is required to issue additional shares to the Net2Wireless stockholders in the event that the cash and cash equivalents held by Sensar at closing are less than $4.5 million (see the discussion under "THE MERGER: Terms of the Merger"). The parties do not anticipate that any of these shares will be issued. If the contingent shares are issued, the tax basis of each Net2Wireless stockholder in the Net2Wireless stock previously held by that stockholder would be allocated among all the shares of Sensar stock received, including the contingent shares.

United States Federal Tax Consequences of the Change of Domicile

         As a tax-free reorganization, the merger with a newly-formed Delaware corporation in order to effect the change of domicile will have the following United States federal income tax consequences:

                  (a) No gain or loss will be recognized for federal income tax purposes by the Sensar stockholders on receipt by them of common stock of the Delaware corporation in exchange for their Sensar stock.

                  (b) The tax basis of the common stock of the Delaware corporation received by a holder of Sensar common stock will be the same as the tax basis of that holder in the Sensar common stock surrendered.

                  (c) The holding period for federal income tax purposes of the common stock of the Delaware corporation received by Sensar stockholders will include the period during which they held their Sensar common stock.

                  (d) A holder of Sensar common stock who exercises dissenter's rights and receives payment of the fair market value of the shares, or who receives cash in lieu of a fractional share, will be treated as having sold such stock to the Delaware corporation. The dissenting holder of Sensar common stock who sells Sensar common stock to the Delaware corporation will recognize capital gain or loss equal to the difference between (1) the basis the stockholder had in the shares or fractional shares sold; and (2) the cash received by the stockholder.

               (e) No gain or loss will be recognized by Sensar or the newly-formed Delaware corporation as a result of the change of domicile.

         The code and the regulations and the interpretations thereof by the IRS and the courts are subject to change, which may adversely affect the tax treatment of the merger and the change of domicile. The IRS may take a position contrary to the description of the tax effects set forth above and, if the matter is litigated, a court may reach a decision contrary to conclusions contained in the summary.

         The preceding material is intended to be only a summary of material income tax consequences relating to the merger and the change of domicile. STOCKHOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO ISSUES NOT COVERED BY THE FOREGOING DISCUSSION OR REGARDING THEIR OWN PARTICULAR CIRCUMSTANCES.

--------------------------------------------------------------------------------
                        OTHER SENSAR STOCKHOLDER MATTERS
--------------------------------------------------------------------------------
Change in Corporate Domicile

         If approved by the stockholders, immediately prior to the merger Sensar shall change its corporate domicile by merging with and into a newly-formed Delaware corporation, specifically created for that purpose ("NewCo"). Stockholders of Sensar will receive one share of common stock of NewCo for each share of common stock of Sensar that they now hold. Options to acquire Sensar common stock will be converted into options to acquire the same number of shares of NewCo common stock at the same exercise price. The change in domicile will take place immediately prior to the completion of the merger and will not happen if for any reason the merger is not approved. The change of domicile requires the approval of a majority of the outstanding stock of Sensar. The change in corporate domicile will result in changes to stockholder rights as described in "COMPARISON OF SECURITIES." We do not believe that any of these changes will result in a material disadvantage to the Sensar stockholders.

         Delaware has a more fully defined body of corporate law than Nevada that is more familiar to bankers, venture capitalists, financial institutions, and others that may be dealing with the combined company. The change in the corporate name will permit the combined company to operate under a name that is more indicative of its business. Based on the foregoing, the board of directors unanimously recommends that stockholders vote in favor of this proposal.

Adoption of the Stock Option Plan

         The Sensar stockholders will also be asked to approve the adoption of the Net2Wireless Corporation 2000 Stock Option Plan. This Stock Option Plan authorizes the future grant of options and other rights with respect to up to 6,000,000 shares of common stock of the combined company. These rights are in addition to the options to purchase 17,073,071 shares of Net2Wireless common stock that will be assumed by the combined company in connection with the merger.

         Plan Description

         On May 6, 2000, the board of directors of Sensar unanimously adopted, subject to stockholder approval, the Stock Option Plan, a copy of which is attached hereto as Appendix "B." The board of directors has determined that the adoption of the plan is in the best interests of Sensar and its stockholders for the following reasons:

                  1. The plan will assist the combined company in employing and retaining qualified and competent personnel and will encourage valuable contributions by such personnel by providing an additional incentive to those employees and others who contribute significantly to the successful and profitable operations of the combined company and its affiliates. The board of directors believes that this purpose will be furthered through the grant of options, as authorized under the plan, so that such individuals will be encouraged to acquire a personal interest in the success of the combined company.

                  2. The plan makes available to the compensation committee of the board of directors incentive devices including incentive stock options ("ISOs") and non-qualified stock options ("NQSOs"), each of which is described below and in the plan. The board of directors believes that this will enable the committee to tailor the type of compensation that it will grant to key personnel to meet both the combined company's and such employee's requirements in the most efficient manner possible.

         Adoption of the plan may have the following disadvantages to stockholders:

                  1. The board of directors or compensation committee will be able to authorize the grant of options or other awards to directors and executive officers, without further stockholder approval.

                  2. The plan authorizes the grant of incentive stock options, which have tax advantages to the recipients. However, the combined company will not be entitled to recognize an expense for tax purposes for any compensation inherent in the grant or exercise of incentive stock options.

         The plan is to be administered by the board of directors of the combined company or by a committee of at least two directors. The plan authorizes the grant of ISOs and NQSOs to officers, directors, employees, consultants, and other persons who may perform services for the combined company or its subsidiaries. The terms of individual options will be fixed by the board of directors or committee at the time of grant, although the maximum number of options that can be granted to any individual in a single year is 500,000. Options granted under the plan may not be transferred, except by will or the laws of dissent and distribution and are only exercisable during the life of the recipient by the recipient. The plan expires on the tenth anniversary of its adoption by the board of directors, unless sooner terminated.

         Under the plan, the board of directors or the committee shall determine the exercise price of all awards; provided, however, that the exercise price shall not be less than the par value of the stock or, in the case of ISOs, the fair market value of the common stock on the date of grant or, in the case of grants to individuals owning more than 10% of the voting power of the combined company, 110% of the fair market value. Such "fair market value" shall be determined by the board of directors or committee. Options granted under the plan shall have a term of no more than ten years. Holders of options shall have no rights as a stockholder of the shares subject to the option until the option is exercised, the exercise price, including any amount necessary to meet the tax withholding obligations of the combined company, is paid, and the stock issued.

         In the event that the employment of a recipient of an option is terminated by death or disability, any option that is not then exercisable will terminate. Any option that is exercisable will be exercisable for one year or, if shorter, the stated term of the option. If the recipient's employment is terminated for cause, all options terminate. Cause is defined as a termination for dishonesty, fraud, insubordination, willful misconduct, negligence, refusal to perform services, materially unsatisfactory performance or, if there is a written employment contract, as defined in that contract.

         If the recipient's employment is otherwise terminated for any reason, options that are not then exercisable expire and options that are exercisable expire 90 days subsequent to termination or, if shorter, on the expiration of the stated term of the option. The foregoing provisions may be modified by the board of directors or the committee at the time of the grant of individual options.

         The number of shares subject to options granted under the Stock Option Plan and the exercise prices will be equitably adjusted for any subsequent capital restructuring. In the event of a merger, consolidation, or similar transaction, outstanding options may be assumed by the surviving entity or substantially equivalent options may be substituted. If outstanding options are not assumed or replaced with substantially equivalent options, option holders shall have the right to exercise all of their options, whether or not otherwise vested or exercisable, prior to the transaction. Options which are not exercised terminate on completion of the transaction. The board of directors or committee may include provisions in an option providing for accelerated vesting or exercise rights on a change of control of the combined company.

         Neither the existence of the plan nor the grant of options gives any individual the right to continue as an employee of the combined company. Once exercisable, options can be exercised by providing notice and paying the exercise price plus any amount deemed necessary by the combined company to satisfy its tax withholding obligations. Payment may be in cash, by certified check, or other consideration acceptable to the combined company, including shares of common stock which have been owned for at least six months.

         Federal Income Tax Effects

         The following is a general summary of the principal United States federal income tax effects under current law concerning options which may be granted under the Stock Option Plan.

         An NQSO is a right to purchase a specified number of shares of stock, at a specified option price, over a specified period of time. An optionee will realize no income for federal income tax purposes on the grant of an NQSO under the plan, but will recognize income upon the exercise of the NQSO in an amount equal to the excess of the fair market value of the shares received on exercise over the exercise price of such shares. Notwithstanding the foregoing if, at the time of grant, options similar to the option granted are publicly-traded, the recipient will recognize income at the time of the grant equal to the difference between the public trading price for such options and the price paid by the recipient for the option. The combined company will be entitled to a deduction for federal income tax purposes in the same year as, and in an amount equal to, the income recognized by the optionee. The optionee's adjusted basis for the shares of stock received on exercise of the option will be the amount of income recognized plus the exercise price, typically the fair market value of the stock on the date of exercise.

         An ISO is a right to purchase a specified number of shares, at a specified option price, over a period not to exceed ten years, that complies with section 422 of the Code. ISOs may only be granted to employees of the combined company or its subsidiaries and must be exercised within 90 days of any termination of employment, except in the event of a qualifying disability or death of the optionee, in which case the option must be exercised within a one-year period. An optionee who receives an ISO under the plan will recognize no income for federal income tax purposes upon either the grant or the exercise of the ISO. In order to qualify for this treatment, the exercise price of the option must be equal to or exceed the fair market price of the stock as of the date of grant. If the recipient holds stock possessing more than 10% of the total combined voting power of all classes of stock of the combined company or a subsidiary, the exercise price must be at least 110% of the fair market value of the stock at the date of grant. The optionee is taxable on the sale of the shares acquired, based on the difference between the sales price and the adjusted basis of the recipient in the shares. In general, the adjusted basis for the shares of common stock received upon exercise will be the exercise price paid for such shares. The combined company will not be entitled to a deduction upon the grant or exercise of an ISO or on the subsequent sale of the shares. Notwithstanding the foregoing, if the shares are sold within a period which is before the later of two years from the date of the grant of the ISO or one year from the date of exercise, the optionee will recognize compensation income in an amount equal to the lesser of the excess of the fair market value on the date of exercise over the option exercise price, or the excess of the price received on sale over the option exercise price, and the combined company would be entitled to a corresponding deduction. The amount by which the fair market value of the shares of common stock received upon the exercise of an ISO exceeds the exercise price is an item of tax adjustment under the Code and is therefore included in the alternative minimum tax calculations.

         The foregoing summary of the proposed plan is qualified in its entirety by reference to the specific provisions of the Stock Option Plan, the full text of which is set forth in Appendix "B" hereto.

         Vote Required for Approval and Recommendation of the Board of Directors

         The plan is being submitted to the Sensar stockholders for approval in accordance with the requirements of Section 422 of the Code, which require that it be approved by a majority of the votes cast at the meeting. Abstentions and broker non-votes will not be counted for this purpose.

         The adoption of the Stock Option Plan will provide the combined company with the flexibility to grant tax-advantaged options to new or existing employees, officers, and directors in order to attract, retain, and motivate these individuals and further align their interests with the interests of stockholders. Based on the foregoing, the board of directors unanimously recommends that stockholders vote in favor of the proposal.

Ratification of Previously Granted Options

         The stockholders are being asked to vote on the proposal to ratify and approve stock options to acquire an aggregate of 2,200,000 shares that were previously granted to the officers and directors of Sensar and a consultant to Sensar as described below.

         Options Granted at Time Officers and Directors Joined Sensar

         In April and May 1999, Sensar granted options to acquire 200,000 shares of Sensar common stock to each of the newly appointed board members. The options are exercisable for a term of three years with an exercise price of $1.50 per share with respect to one-half of the options and an exercise price of $2.50 per share with respect to the other half of the options. On April 21, 1999, the date Messrs. Strasser and Lewis were appointed as directors of Sensar, the closing price of Sensar's common stock was $1.094 per share. On April 26, 1999, the date the board of directors formally approved the grant of the options to Messrs. Strasser and Lewis, the closing price of Sensar's common stock was $2.50 per share. On May 5, 2000, the date Ms. Hale was appointed as a director and on which the board of directors formally approved the grant of options to her, the closing price of Sensar's common stock was $1.938 per share. The board of directors considered these grants necessary in order to attract qualified individuals to serve as directors and executive officers of Sensar. All of the foregoing options were granted subject to approval by the Sensar stockholders. In April 1999, Sensar also granted identical options to acquire 200,000 shares to Mr. Landa as part of his employment agreement as chief executive officer, however, those options were not granted subject to shareholder approval and are not the subject of this proposal.

         Options Granted in November 1999

         On November 16, 1999, Sensar granted stock options with a term of three years and an exercise price of $2.00 per share to the participants in its deferred compensation plan, which is described in "The Merger: Interests of Certain Individuals," in exchange for their agreement to terminate their rights under the plan, subject only to approval by the Sensar stockholders of the stock options and, in the case of the outside directors, the options granted to them in April and May 1999, which are described above. The number of options granted to Howard S. Landa also took into consideration his agreement to terminate this employment agreement with Sensar, which has a term continuing through December 31, 2002, and provides for a monthly base salary of $8,000, and his agreement to provide up to 100 hours of transitional service to the combined company without compensation. The number of options granted to Andrew C. Bebbington also took into consideration the services provided and to be provided by him in connection with the negotiation and implementation of the merger and his agreement to act as chief financial officer of the combined company following the merger. Net2Wireless and Mr. Bebbington subsequently agreed that Mr. Bebbington would not serve as chief financial officer of the combined company, but Mr. Bebbington was not required to divest any of the options previously granted. The number of options granted to each of the participants was as follows: Howard S. Landa, 800,000; Andrew C. Bebbington, 650,000; and each of the outside directors, 50,000.

         The exercise price of the options was fixed at a price higher than the $1.78 average closing price of the Sensar common stock for the 30 trading days immediately prior to the announcement of the execution of the letter of intent. In addition, the $2.00 exercise price was acceptable to the holders of interests in the deferred compensation plan and to Net2Wireless. The closing price for Sensar common stock on November 16, 1999, the date the options were granted, was $3.375 per share. As a result, each of the participants received stock options with an exercise price that was $1.375 below the market price on the date of grant resulting in aggregate potential benefits to the participants on the date of grant in the following amounts: Howard S. Landa, $1,100,000; Andrew C. Bebbington, $893,750; and each of the outside directors, $68,750. On September 8, 2000, the closing price for Sensar common stock, as reported by Nasdaq, was $20.00, resulting in aggregate potential benefits to the participants as of such date of: Howard S. Landa, $14,400,000; Andrew C. Bebbington, $11,700,000; and each of the outside directors, $900,000. As described in "The Merger: Interests of Certain Individuals," assuming the merger is completed, the minimum and maximum values of the participants' interests in the deferred compensation plan are as follows: Howard S. Landa, $1,500,000 minimum, $15,000,000 maximum; Andrew
C. Bebbington, $50,000 minimum, $500,000 maximum; and each of the outside directors, $150,000 minimum, $1,500,000 maximum.

By agreeing to terminate their interests in the deferred compensation plan in exchange for stock options, the plan participants relinquished the right to receive a minimum fixed payment with a cap on the maximum potential return, in exchange for an equity option which provided unlimited upside potential but with no guarantee of any minimum return. From the standpoint of Sensar, the agreements permit it to substitute the compensation expense resulting from the grant of stock options for a significant cash liability under the deferred compensation plan that could cause Sensar's liabilities to exceed the maximum permitted under the merger agreement and permit Net2Wireless to terminate the merger agreement.

         The foregoing options were granted by the board subject to stockholder approval. The ratification of these grants is being submitted to the stockholders, with the unanimous recommendation by the board of directors that they be approved.

         Approval of the options is not a condition to the merger. However, if the options are not approved by the stockholders, Sensar will have a significant cash obligation to the holders of interests in its deferred compensation plan that will arise at closing. This cash obligation would violate the condition that Sensar have no material liabilities at closing and Net2Wireless would not be obligated to proceed with the transaction.

         Vote Required for Ratification and Recommendation of the Board of Directors

         Ratification of the options is being submitted to the Sensar stockholders for approval in accordance with the corporate governance rules of Nasdaq, which require that options granted to officers and directors be approved by the stockholders. The approval requires the affirmative vote of the majority of the votes cast at the meeting. Abstentions and broker non-votes will not be counted as votes against ratification.

         The approval of the options granted to officers and directors will reward them for services rendered to Sensar and their role in the substantial increase in stockholder value that has occurred since they have assumed their positions with Sensar. In addition, approval of the options will terminate Sensar's obligations under the deferred compensation plan, the payment of which would otherwise require the use of Sensar's cash reserves. Based on the foregoing, the board of directors unanimously recommends that stockholders vote in favor of this proposal.

--------------------------------------------------------------------------------
                                     EXPERTS
--------------------------------------------------------------------------------

         The audited consolidated balance sheets of Sensar Corporation and Subsidiaries as of December 31, 1999 and 1998, and the related consolidated statements of operations and comprehensive loss, stockholders' equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1999, included in Sensar's report on Form 10-K for the year ended December 31, 1999, which is incorporated herein by reference, have been audited by Grant Thornton LLP, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

         The audited consolidated balance sheet of Net2Wireless (a development stage company) and its subsidiaries as of December 31, 1999, and the related consolidated statements of operations, changes in shareholders' deficiency and cash flows from commencement of operations (April 1, 1999) through December 31, 1999, included in this Joint Proxy Statement/Prospectus and elsewhere in the registration statement, have been audited by Kost, Forer & Gabbay, a member of Ernst & Young International, independent public accountants, as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

--------------------------------------------------------------------------------
                          VALIDITY OF NEW COMMON STOCK
--------------------------------------------------------------------------------
         The validity of the common stock offered hereby under Nevada and Delaware corporate law will be passed upon for Sensar by Keith L. Pope, LLC, Salt Lake City, Utah, which has also delivered an opinion concerning the material United States federal income tax consequences of the change of domicile and merger.

--------------------------------------------------------------------------------
                       WHERE YOU CAN FIND MORE INFORMATION
--------------------------------------------------------------------------------
         Sensar has filed a registration statement (File No. 333-34298) on Form S-4 with the Securities and Exchange Commission (the "SEC"). This Joint Proxy Statement/Prospectus, which is a part of that registration statement, does not contain all of the information included in the registration statement. You should refer to the registration statement and its exhibits for additional information. With respect to references made in this document to any contract, agreement, or other document, such references are not necessarily complete and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement, or other document. You may review a copy of the registration statement, including exhibits, at the principal offices of the SEC at:

         o Judiciary Plaza, 450 Fifth Street, N.W., Room 2104 or the public reference room, Washington, D.C. 20549;

         o Seven World Trade Center, 13th Floor, 26 Federal Plaza, New York, New York 10048; or

         o        500 West Madison Street, Suite 1400, Chicago, Illinois 60661.

         Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms.

         Sensar is subject to the informational requirements of the Securities Exchange Act and, consequently, files annual, quarterly, and current reports, proxy statements, and other information with the SEC. You may read and copy any reports, statements, or other information on file at the public reference rooms. You can also request copies of these documents, for a copying fee, by writing to the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549.

         Sensar's SEC filings and the registration statement can also be reviewed by accessing the SEC's Internet site at http://www.sec.gov, which contains reports, proxy and information statements, and other information regarding registrants that file electronically with the SEC.

--------------------------------------------------------------------------------
                     INCORPORATION OF DOCUMENTS BY REFERENCE
--------------------------------------------------------------------------------
         This Joint Proxy Statement/Prospectus incorporates documents by reference which are not presented herein or delivered herewith. The information incorporated by reference is an important part of this Joint Proxy Statement/Prospectus. These documents are available on request from Howard S. Landa, Sensar Corporation, 50 West Broadway, Suite 501, Salt Lake City, Utah 84101, telephone number (801) 350-0587. In order to ensure timely delivery of the documents, any request should be made by November 28, 2000. The following documents are filed with the SEC and are incorporated by reference into this Joint Proxy Statement/Prospectus:

         o annual report of Sensar on Form 10-K for the fiscal year ended December 31, 1999;

         o quarterly reports of Sensar on Form 10-Q for the quarters ended March 31, and June 30, 2000;

         o interim reports of Sensar on Form 8-K dated January 4, January 5, March 16, March 24, March 30, April 7, May 31, June 6, June 22, June 27, July 27, October 5, and October 16, 2000; and

         o the description of Sensar's common stock contained in its registration statement on Form 8-A dated March 4, 1997, and any amendments or report filed for the purpose of updating that description.

         All documents and reports subsequently filed by Sensar pursuant to
Section 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Joint Proxy Statement/Prospectus and prior to the merger are also incorporated by reference in this Joint Proxy Statement/Prospectus and will be deemed a part of this Joint Proxy Statement/Prospectus from the date of filing of such documents or reports.

         Information in reports that are filed later with the SEC will update and supersede statements contained in previously filed documents or this Joint Proxy Statement/Prospectus to the extent that the new information differs from the old information.

         No person is authorized to give any information or to make any representation not contained in this Joint Proxy Statement/Prospectus and, if given or made, such information or representation should not be relied on as having been authorized by Sensar, Net2Wireless, or any other person. This Joint Proxy Statement/Prospectus does not constitute an offer to sell, or a solicitation of an offer to purchase, the securities offered by this Joint Proxy Statement/Prospectus, or the solicitation of a proxy from any person, in any jurisdiction in which it is unlawful to make such offer, solicitation of an offer, or proxy solicitation. Neither the delivery of this Joint Proxy Statement/Prospectus nor any distribution of the securities made under this Joint Proxy Statement/Prospectus shall, under any circumstances, create an implication that there has been no change in the affairs of Sensar or Net2Wireless since the date of this Joint Proxy Statement/Prospectus.

--------------------------------------------------------------------------------
                          INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------
Sensar and Subsidiaries

         The consolidated financial statements of Sensar Corporation and Subsidiaries are incorporated by reference to Sensar's report on Form 10-K for the year ended December 31, 1999, and reports on Form 10-Q for the quarters ended March 31, and June 30, 2000.

Title of Document                                                       Page #
--------------------------------------------------------------------- ----------

Net2Wireless and Subsidiaries

Report of Kost Forer & Gabbay, a Member of Ernst & Young
  International, independent public accountants...................... F-2

Consolidated Balance Sheets as of June 30, 2000, and
  December 31, 1999.................................................. F-3 - F-4

Consolidated Statements of Operations for the Six Months Ended
  June 30, 2000, the Three Months Ended June 30, 2000 and 1999, the Period from Commencement of Operations (April 1, 1999) through
  December 31, 1999.................................................. F-5

Statement of Changes in Shareholders' Equity (Deficiency)............ F-6

Consolidated Statements of Cash Flows................................ F-7 - F-8

Notes to Consolidated Financial Statements........................... F-9 - F-23

                                 ERNST & YOUNG
                               Kost Forer & Gabbay
                                 3 Aminadav St.
                             Tel-Aviv 61575, Israel
                              Phone: 972-3-6232525
                               Fax: 972-3-5622555

                         REPORT OF INDEPENDENT AUDITORS

                             To the Shareholders of
                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

We have audited the accompanying consolidated balance sheet of Net2Wireless Corporation (a company in the development stage) and its subsidiaries as of December 31, 1999, and the related consolidated statements of operations, changes in shareholders' deficiency and cash flows from commencement of operations (April 1, 1999) through December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements, referred to above, present fairly, in all material respects, the consolidated financial position of Net2Wireless Corporation as of December 31, 1999, and the related consolidated results of its operations and cash flows from commencement of operations (April 1, 1999) through December 31, 1999, in conformity with generally accepted accounting principles, in the United States.

                                 /s/ Kost Forer & Gabbay

                                 KOST FORER & GABBAY

                                 A Member of Ernst & Young International

Tel-Aviv, Israel
March 15, 2000

(Except for Note 9, as to which the date is April 2, 2000)

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                          CONSOLIDATED BALANCE SHEETS
                                In U.S. dollars


                              June 30, December 31,
                               2000           1999
                             Unaudited
                            ------------  ---------
      ASSETS

CURRENT ASSETS:
Cash and cash equivalents    $ 4,943,677  $      -
Short-term deposits           20,764,386         -
Government authorities           215,598    69,530
Prepaid expenses                  43,923         -
Loan to ITES                      62,001         -
Accounts receivable              121,811         -
                             -----------  --------
                                26,151,396 69,530

                             -----------  --------
LEASE DEPOSIT                    227,260    48,514
                             -----------  --------
SEVERANCE PAY FUNDS               48,236         -
                             -----------  --------
PROPERTY AND EQUIPMENT, NET    1,271,870   168,640

                             -----------  --------
Total assets                 $27,698,762  $286,684
                             ===========  ========

The accompanying notes are an integral part of the consolidated financial statements.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                          CONSOLIDATED BALANCE SHEETS
               In U.S. dollars (except share and per share data)

                                                       Pro forma
                                                       shareholders'
                                                       equity at
                                                        June 30,        June 30,         December 31,
                                                          2000            2000               1999
                                                        ------------    -------------    -------------
                                                        Unaudited       Unaudited
LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIENCY)

CURRENT LIABILITIES:
  Loan from Sensar                                                       $     520,000   $         -
  Accounts payable                                                             902,138        97,414
  Payable to ITES                                                                    -     1,000,000
  Note payable to ITES                                                               -       200,000
  Employees and payroll accruals                                               680,352        53,549
  Accrued expenses                                                             434,088        80,360
                                                                         -------------   ------------
Total current liabilities                                                    2,536,578     1,431,323
                                                                         -------------   ------------
ACCRUED SEVERANCE PAY                                                          166,214        21,610
                                                                         -------------   ------------
SHAREHOLDERS' EQUITY (DEFICIENCY):
  Share capital -

   Preferred shares of $0.01 par value each -
     Authorized: 10,000,000 shares as of June 30,
     2000; Issued and outstanding: 1,041,140 shares
     as of June 30, 2000 (unaudited); no shares
     authorized, issued or outstanding pro forma
     (unaudited)                                         $           -          10,411             -
    Common shares of $0.01 par value each -
      Authorized: 50,000,000 shares as of June 30, 2000
      (unaudited) and December 31, 1999 Issued and
      outstanding: 17,253,920 and 8,177,743 shares as
      of June 30, 2000 (unaudited) and December 31, 1999
      respectively 60,000,000 shares authorized and
      18,295,060 shares issued and outstanding pro forma
      as of June 30, 2000 (unaudited); no shares
      authorized, issued or outstanding pro forma as
      of December 31, 1999                                     182,950         172,539        81,777
  Deferred compensation                                     (8,611,208)     (8,611,208)            -
  Additional paid-in capital                               163,678,243     163,678,243             -
  Deficit accumulated during the development stage        (130,254,015)   (130,254,015)   (1,248,026)
                                                         -------------   -------------   ------------
Total shareholders' equity (deficiency)                  $  24,995,970      24,995,970    (1,166,249)
                                                         =============   -------------   ------------
Total liabilities and shareholders' equity (deficiency)                  $  27,698,762   $   286,684
                                                                         =============   ===========

The accompanying notes are an integral part of the consolidated financial statements.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                     CONSOLIDATED STATEMENTS OF OPERATIONS
               In U.S. dollars (except share and per share data)


                                                                                                                   Period from
                                                                                                                  commencement
                                                                                                                   of operations
                                                                    Six months       Three months ended           (April 1, 1999)
                                                                      ended                June 30,                 through
                                                                     June 30.      -------------------------       December 31,
                                                                       2000           2000          *1999            1999
                                                                   -------------   -----------  ------------     --------------
                                                                                    Unaudited
Operating expenses:
 Research and development (excluding amortization of
   stock-based compensation in the amount of $79,709,516 and
   $670,283 for the period of six months and three months
   ended June 30, 2000, respectively)                              $   2,756,183   $ 1,951,273   $ 62,894      $ 337,189
 Marketing expenses (excluding amortization of stock-based
   compensation in the amount of $2,700,443 and $2,691,924
   for the period of six and three months ended June 30, 2000,
   respectively)                                                         757,859       428,038          -              -
 General and administrative (excluding amortization of stock based compensation in the amount of $42,254,136 and
   $153,870 for the period of six and  three months ended
   June 30, 2000, respectively)                                        1,141,232       692,471     26,955        144,509
 Amortization of stock-based compensation                            124,664,094     3,516,076          -              -
                                                                   -------------   -----------   --------     ----------
Operating loss                                                      (129,319,368)   (6,587,858)   (89,849)      (481,698)

Interest income (expenses), net                                          313,379       349,079       (118)       (11,480)
                                                                   -------------   -----------   --------     ----------
Net loss                                                           $(129,005,989)  $(6,238,779)  $(89,967)    $ (493,178)
                                                                   =============   ===========   ========     ==========
Basic and diluted net loss per Common share                        $       (8.66)  $     (0.36)  $  (0.01)   $     (0.06)
                                                                   =============   ===========   ========    ===========
Weighted average number of Common shares used in
  calculating basic and diluted net loss per Common share             14,901,925    17,253,920  8,177,743
                                                                   =============   ===========  =========    ===========
Pro forma basic and diluted net loss per Common share              $       (8.33)  $     (0.34) $   (0.06)
                                                                   =============   ===========  =========
Weighted average number of Common shares used in calculating pro
  forma basic and diluted net loss per Common share                   15,482,893    18,295,060  8,177,743
                                                                   =============   ===========  =========


                                                                     Period from
                                                                    commencement
                                                                   of operations
                                                                   (April 1, 1999)
                                                                       through
                                                                       June 30,
                                                                         2000
                                                                   ---------------
Operating expenses:
 Research and development (excluding amortization of
 stock-based compensation in the amount of $79,709,516 and
   $670,283 for the period of six months and three months
   ended June 30, 2000, respectively)                              $   3,093,372
 Marketing expenses (excluding  amortization of stock-based
   compensation in the amount of $2,700,443 and
   $2,691,924 for the period of six and  three months ended June
   30, 2000, respectively)                                               757,859
 General and administrative (excluding amortization of stock based compensation in the amount of $42,254,136 and
    $153,870 for the period of six and  three months ended
   June 30, 2000, respectively)                                        1,285,741
 Amortization of stock-based compensation                            124,664,094
                                                                   -------------
Operating loss                                                      (129,801,066)
Interest income (expenses), net                                          301,899
                                                                   -------------
Net loss                                                           $(129,499,167)
                                                                   =============
Basic and diluted net loss per Common share                        $       (9.19)
                                                                   =============
Weighted average number of Common shares used in

  calculating basic and diluted net loss per Common share             14,085,884
Pro forma basic and diluted net loss per Common share              $       (8.87)
                                                                   =============
Weighted average number of Common shares used in calculating pro
  forma basic and diluted net loss per Common share                   14,596,346
                                                                   =============

*See Note 1

The accompanying notes are an integral part of the consolidated financial statements.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

           STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIENCY)
               In U.S. dollars (except share and per share data)


                                               Preferred A shares   Common shares              Additional
                                               ------------------   -------------------------  paid in           Deferred
                                               Shares     Amount    Shares     Amount          capital         compensation
                                               ---------  -------  ----------  --------------  ------------    -------------
Balance as of April 1, 1999 (commencement
 of operations)                                        -  $     -           -  $            -  $          -  $          -
                                               ---------  -------  ----------  --------------  ------------  ------------
 Issuance of shares on December 7, 1999
   at par value                                        -        -         3.8   *)          -             -             -
 Capital distribution                                  -        -           -               -             -             -
 Stock split **)                                       -        -   8,177,739          81,777             -             -
 Net loss                                              -        -           -               -             -             -
                                               ---------  -------  ----------  --------------  ------------  ------------
Balance as of December 31, 1999                        -        -   8,177,743          81,777             -             -
 Issuance of Common shares in January 2000
   at $0.1 per share (unaudited)                       -        -   5,227,213          52,272      447,728              -
 Issuance of Preferred A shares in
   March 2000 at $27.931 per share, net
   (unaudited)                                 1,041,140   10,411           -               -  28,832,744               -
Exercise of options                                   -        -      68,741             688      159,297               -
Exercise of convertible note                          -        -   3,780,223          37,802      963,172               -
Deferred compensation related to options
   issued to employees (unaudited)                     -        -           -               -   9,435,137      (9,435,137)
Stock-based compensation related to options
   issued to service providers (unaudited)             -        -           -               - 123,840,165               -
Amortization of deferred compensation
   (unaudited)                                         -        -           -               -          -          823,929
Net loss for the period of six months ended
   (unaudited)                                         -        -           -               -          -                -
                                               ---------  -------  ----------  --------------  ------------  ------------
Balance as of June 30, 2000 (unaudited)        1,041,140  $10,411  17,253,920  $      172,539  $163,678,243  $ (8,611,208)
                                               =========  =======  ==========  ==============  ============  ============

                                               Deficit
                                               accumulated
                                               during the
                                               development
                                                  stage           Total
                                               --------------  --------------
Balance as of April 1, 1999 (commencement
 of operations)                                $           -   $           -
                                               -------------   --------------
 Issuance of shares on December 7, 1999
   at par value                                            -               -
 Capital distribution                               (673,071)       (673,071)
 Stock split **)                                     (81,777)              -
 Net loss                                           (493,178)       (493,178)
                                               -------------   -------------
Balance as of December 31, 1999                   (1,248,026)     (1,166,249)
 Issuance of Common shares in January 2000
   at $0.1 per share (unaudited)                           -         500,000
 Issuance of Preferred A shares in
   March 2000 at $27.931 per share, net
   (unaudited)                                             -      28,843,155
 Exercise of options                                       -         159,985
Exercise of convertible note                               -       1,000,974
 Deferred compensation related to options
   issued to employees (unaudited)                         -               -
 Stock-based compensation related to options
   issued to service providers (unaudited)                 -     123,840,165
 Amortization of deferred compensation
   (unaudited)                                             -         823,929
 Net loss for the period of six months ended
   (unaudited)                                  (129,005,989)   (129,005,989)
                                               -------------   -------------
Balance as of June 30, 2000 (unaudited)        $(130,254,015)  $  24,995,970
                                               =============   =============

*)     Represents an amount lower than $ 1.
**)     See Notes 9a(1) and 9a(2).

The accompanying notes are an integral part of the consolidated financial statements.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                In U.S. dollars

                                                                                                      Period from      Period from
                                                                                                      commencement     commencement
                                                                                                      of operations   of operations
                                                         Six months         Three months ended       (April 1, 1999) (April 1, 1999)
                                                           ended         --------------------------       through        through
                                                          June 30,                 June 30,              December 31,    June 30,
                                                           2000            2000           *1999            1999           2000
                                                         -------------   ------------   -----------      ----------   -------------
                                                                         Unaudited
Cash flows from operating activities:
 Net loss                                                $(129,005,989)  $ (6,238,779)  $(89,967)         $(493,178)  $(129,499,167)
 Adjustments to reconcile net loss to net
   cash provided by (used in) operating activities:
   Depreciation                                                 80,014         51,277      2,896             14,608          94,622
   Amortization of deferred stock compensation             124,664,094      3,516,076          -                  -     124,664,094
   Accrued severance pay                                        96,368         47,713      5,061             21,610         117,978
   Increase in accounts receivable                            (373,803)      (137,124)    (1,224)           (69,530)       (443,333)
   Increase in accounts payable                                804,724        372,561     12,902             97,414         902,138
   Increase in employees and payroll accruals                  626,803        364,237      3,784             53,549         680,352
   Increase in accrued expenses                                353,728         48,262    102,310             80,360         434,088
   Interest on loan from Sensar                                  9,980          9,980          -                  -           9,980
                                                         -------------   ------------   --------          ---------    ------------
Net cash provided by (used in) operating activities         (2,744,081)    (1,965,797)    35,762           (295,167)     (3,039,248)
                                                         -------------   ------------   --------          ---------    ------------
Cash flows from investing activities:
 Purchase of property and equipment                         (1,183,244)      (721,323)   (16,654)          (183,248)     (1,366,492)
 Lease deposit                                                (178,746)      (178,746)         -            (48,514)       (227,260)
 Purchased short-term deposits                             (20,764,386)   (20,764,386)         -                  -     (20,764,386)
                                                         -------------   ------------   --------          ---------    ------------
Net cash used in investing activities                      (22,126,376)   (21,664,455)   (16,654)          (231,762)    (22,358,138)
                                                         -------------   ------------   --------          ---------    ------------
*See Note 1

The accompanying notes are an integral part of the consolidated financial statements.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                In U.S. dollars

                                                                                                      Period from      Period from
                                                                                                      commencement     commencement
                                                                                                      of operations   of operations
                                                         Six months         Three months ended       (April 1, 1999) (April 1, 1999)
                                                           ended         --------------------------       through        through
                                                          June 30,                 June 30,              December 31,    June 30,
                                                           2000            2000           *1999            1999           2000
                                                         -------------   ------------   -----------      ----------   -------------
                                                                         Unaudited
Cash flows from financing activities:
 Payable to ITES                                         (1,200,000)               -     (19,108)           526,929        (673,071)
 Proceeds from issuance of share capital, net            29,343,155                -           -                  -      29,343,155
 Proceeds from exercise of convertible note               1,000,974                -           -                  -       1,000,974
 Proceeds from exercise of options                          159,985                -           -                  -         159,985
 Proceeds from short-term loans                             510,020                -           -                  -         510,020
                                                         -------------   ------------   -----------      ----------   -------------
Net cash provided by (used in) financing activities      29,814,134                -     (19,108)           526,929      30,341,063
                                                         -------------   ------------   -----------      ----------   -------------
Increase in cash and cash equivalents                     4,943,677      (23,630,252)          -                  -       4,943,677

Cash and cash equivalents at the beginning
 of the period                                                    -       28,573,929           -                  -               -
Cash and cash equivalents at the end of the   period    $ 4,943,677     $  4,943,677   $       -         $        -   $   4,943,677
                                                        ===========     ============   ===========       ==========   =============
Non-cash transactions:
 Capital distribution                                   $         -     $          -   $      -          $  673,071   $           -
                                                        ===========     ============   ===========       ==========   =============

The accompanying notes are an integral part of the consolidated financial statements.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

NOTE  1:-     GENERAL

Net2Wireless Corporation ("the Company" or "N2W"), a Delaware company, was formed on December 7, 1999 by the controlling shareholders of Imaging Technologies Enterprise System Ltd. ("ITES"). The Company and its subsidiaries, located in Israel and in the British Virgin Islands, are engaged in the research and development of wireless multimedia applications, including real time broadcasting of content via wireless.

On June 26, 2000, the Company formed a Delaware subsidiary, Fastnet Inc., to pursue fixed line applications of its technology.

From April 1, 1999 through December 15, 1999, operations were conducted as a semi-autonomous business unit within ITES - an Israeli based company under common control with N2W. ITES was engaged in the development of wireless multimedia applications ("the Wireless Business") and of Internet communications applications. All of ITES operating and other expenses since April 1, 1999, were related to the wireless business - and are all reflected in Net2Wireless statement of operations. On December 15, 1999, N2W acquired all of ITES's assets (including intellectual property) and assumed all liabilities related to the Wireless Business (the "Asset Acquisition Agreement") for an aggregate consideration of $ 1,200,000, of which $ 1,000,000 was to be paid in cash and $ 200,000 in a promissory note, due the earlier of December 31, 2002 or upon the closing of a public offering of the Company's Common stock with gross proceeds to the Company of at least $30,000,000. The note bore interest of 8% per annum, and was convertible at any time into the Company's Common shares at the then market value of the underlying shares. Subsequent to December 31, 1999, N2W paid the $1,200,000 (including the promissory note).

These transactions, which effected a combination of entities under common control, have been accounted for in a manner similar to a pooling of interests. Accordingly, the financial statements of the Company for the period prior to December 15, 1999 have been prepared using the combined historical carrying amounts of the assets, liabilities and operations of ITES transferred to the Company. The total obligation to ITES in excess of the amounts funded by ITES at the date of transfer amounting to N2W of $ 673,071 has been recorded in the financial statements of the Company as a capital distribution.

NOTE  2:-     AGREEMENT  WITH  SENSAR  CORPORATION

On December 8, 1999, the Company signed an agreement ("Loan and Option Agreement") with Sensar Corporation ("Sensar"), a public U.S company traded on the NASDAQ Small Cap Market. According to the Loan and Option Agreements, Sensar agreed to lend the Company $ 2,000,000. with an annual interest rate of 8%, due on September 30, 2000 (see Note 9c).

In addition, at any time after the commencement by N2W of a pilot program for a beta testing of certain modules of its software system with Partner Communications Company Ltd. ("Pilot Program"), (See Note 6b) and until 30 days following the receipt of written notice from N2W that N2W has completed its Pilot Program ("the Completion Date"), but no later than December 31, 2000, Sensar may elect to acquire 100% of the equity interest of N2W, in consideration for 18,295,060 newly issued Common shares of Sensar and shall assume up to 14,766,649 outstanding stock options and warrants of N2W ("the Merger").

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

Within 30 days following the Completion Date and prior to December 31, 2000, N2W may call for such a Merger.

Adjustments to the number of shares to be issued to N2W shareholders under such Merger may be required if certain conditions on Sensar's part are not met.

In connection with the Merger, Sensar will issue 1,000,000 Common shares to certain individuals, including a related party, involved in introducing Sensar and Net2Wireless. The fair value ascribed to such issuance will be accounted for as a cost of the transaction.

On April 7, 2000, Sensar filed a prospectus with the United States Securities and Exchange Commission with regard to the proposed merger of Sensar Corporation and N2W. The Merger is pending the approval of the shareholders of both companies. The Merger will be accounted for as the acquisition of the net assets of Sensar by N2W. Although Sensar will be the surviving legal entity, for financial reporting purposes, N2W, the entity whose shareholders will hold in excess of 50% of the combined company, will be deemed the continuing entity. The Merger will be accounted for as a capital stock transaction in which N2W will be deemed to have issued the shares of Common stock held by the Sensar shareholders for the net assets of Sensar. The costs of the transaction will be charged to shareholders' equity. To the extent that the costs of the transaction exceed the net assets acquired from Sensar, the excess will be charged to the statement of operations

NOTE  3:  -     SIGNIFICANT  ACCOUNTING  POLICES

The consolidated financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in the United States.

a.     Interim  financial  information:

The financial information as of June 30, 2000 and for the six months and three months then ended, is unaudited. However, in the opinion of management, said financial information has been prepared on the same basis as the annual financial statements and includes all adjustments (consisting only of normal recurring adjustments), which N2W considers necessary for a fair presentation of the financial position at such date, and the operating results and cash flows for the period. Results for the interim period are not necessarily indicative of the results to be expected for the entire year.

b.     Use  of  estimates:

The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

c.     Principles  of  consolidation:

The consolidated financial statement include the accounts of the Company and its wholly-owned subsidiaries. Inter-company transactions and balances have been eliminated in consolidation.

d.     Financial  statements  in  U.S.  dollars:

The functional currency of the Company and its subsidiaries is the U.S dollar, as the U.S. dollar is the primary currency of the economic environment in which the Company and its subsidiaries have operated and expect to continue to operate in the foreseeable future. The majority of N2W operations are currently conducted in Israel and most of the Israeli expenses are currently paid in new Israeli shekels ("NIS"); however, most of the expenses are denominated and determined in U.S. dollars. Financing activities including loans, equity transactions and cash investments, are made in U.S. dollars.

The Company's transactions and balances denominated in U.S. dollars are presented at their original amounts. Non-dollar transactions and balances have been remeasured to U.S. dollars in accordance with Statement No. 52 of the Financial Accounting Standards Board ("SFAS"). All transaction gains and losses from remeasurement of monetary balance sheet items denominated in non-dollar currencies are reflected in the statements of operations as financial income or expenses, as appropriate. For the period of six months ended June 30, 2000 and for the period from commencement of operations (April 1, 1999) through December 31, 1999, these expenses were immaterial.

e.     Cash  and  cash  equivalents:

Cash equivalents are considered to be highly liquid investments which include short-term bank deposits with original maturities of three months or less.

f.     Short-term  deposits:

The Company classifies deposits with maturities of more than three months and less than one year as short-term deposits. The short-term deposits are presented at their cost, including accrued interest.

g.     Property  and  equipment:

Property and equipment are stated at cost and depreciated using the straight-line method over the estimated useful lives of the assets, generally three to seven years. Leasehold improvements are amortized on a straight-line basis over the lease term.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

h.     Accrued  severance  pay:

The Israeli subsidiary's liability for severance pay, pursuant to Israeli law, is accrued in the balance sheet. The liability for severance pay is calculated pursuant to the Israeli severance pay law based on the most recent salary of the Israeli employees multiplied by the number of years of employment as of the balance sheet date. Employees are entitled to a severance payment of one month's salary for each year of employment or a portion thereof. The subsidiary's liability for all of its employees, is fully provided by an accrual.

The Israeli subsidiary's liability for its employees is partially provided by monthly deposits with insurance policies.

i.     Research  and  development  costs:

Research and development costs are charged to the statement of operations as incurred. SFAS No. 86 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs subsequent to the establishment of technological feasibility.

Based on the Company's product development process, technological feasibility is established upon completion of a working model. Research and development costs incurred by the Company to date have been charged to operating expenses.

j.     Accounting  for  stock-based  compensation:

The Company has elected to account for stock-based compensation in accordance with the provisions of Accounting Principles Board Opinion No. 25 ("APB 25"), "Accounting for Stock Issued to Employees", in accounting for its employees options. Under APB 25, when the exercise price of the Company's stock options is less than the market price of the underlying stock on the date of grant, compensation expense is recognized for the difference which is amortized over the vesting period. The pro forma information with respect to the fair value of the options, is provided in accordance with the provisions of SFAS No. 123, "Accounting for Stock-Based Compensation" (see Note 7c).

In accounting for warrants granted to parties other than employees, the provisions of SFAS 123, and EITF 96-18, "Accounting for Equity Instruments that Are Issued to Other than Employees for Acquiring or in Conjunction with Selling, Goods or Services", were applied. The fair value of warrants is estimated at the date at which the optionee's service is provided, or upon firm commitment for the provision of services.

k.     Basic  and  diluted  loss  per  Common  share:

Basic and diluted net loss per Common share is presented in accordance with SFAS 128, "Earnings Per Share", for all periods presented.

Basic and diluted net loss per Common share has been computed using the weighted average number of Common shares outstanding during each period. Diluted net loss per Common share is computed based on the weighted average number of Common shares outstanding during each period, plus the weighted average number of dilutive potential Common shares considered outstanding during the period.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

All Preferred stock, outstanding stock options and warrants have been excluded from the calculation of the diluted loss per Common share, because all such securities are anti-dilutive for all periods presented. The total number of shares related to the Preferred stock, outstanding options and warrants excluded from the calculations of diluted net loss per share, were 12,893,903, 13,359,990 and 0 for the period of six months and three months ended June 30, 2000 (unaudited) and for the year ended December 31, 1999, respectively.

The following table presents a calculation of pro forma basic and diluted net loss per Common share (in U.S. dollars, except per share data):


                                                                              Period from       Period from
                                                                              commencement      commencement
                                                                              of operations     of operations
                                           Six months      Three months       (April 1, 1999)   (April 1,
                                             ended           ended                through       through
                                             June 30,        June 30,           December 31,      June 30,
                                              2000            2000                 1999            2000
                                           -------------   ------------       --------------    -------------
Net loss                                   $(129,005,989)  $(6,238,779)       $ (493,178)       $(129,499,167)
                                           =============   ===========        ==========        =============
Weighted average number of Common
 shares used  in computing basic and
 diluted net loss per Common share            14,901,925    17,253,920         8,177,743           14,085,884
Pro forma adjustments to reflect weighted
 effect of assumed conversion of
 convertible Preferred A stock                   580,968     1,041,140                 -              510,462
                                           -------------   -----------        ----------        -------------
Weighted average number of Common
 shares used in computing pro forma basic
 and diluted net loss per Common share        15,482,893    18,295,060         8,177,743           14,596,346
                                           =============   ===========        ==========        =============
Pro forma basic and diluted net loss per
 share                                     $       (8.33)  $     (0.34)       $    (0.06)       $       (8.87)
                                           =============   ===========        ==========        =============

The pro forma basic and diluted net loss per share reflects the Preferred shares automatic conversion upon the merger.

l.     Fair  value  of  financial  instruments:

The following methods and assumptions were used by the Company in estimating its fair value disclosure for financial instruments:

Cash and cash equivalents and accounts payables - the carrying amount reported in the balance sheet approximates its fair value due to the short-term maturities of these instruments.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

m.     Income  taxes:

The Company accounts for income taxes in accordance with SFAS 109, "Accounting for Income Taxes". This statement prescribes the use of the liability method whereby deferred tax asset and liability account balances are determined based on the differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to their estimated realizable value.

n.     Concentrations  of  credit  risks:

Financial instruments that potentially subject the Company to concentrations of credit risks consist principally of cash and cash equivalents.

The Company's cash and cash equivalents are deposited in major banks in Israel and in the U.S. Such deposits in the United States may be in excess of insured limits and are not insured in other jurisdictions. Management believes that the financial institutions that hold the Company's investments are financially sound and, accordingly minimal risk exists with respect to these investments.

o.     Impact  of  recently  issued  accounting  Standards:

In June 1998, the SFAS issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". This Statement establishes accounting and reporting standards requiring that every derivative instrument (including certain derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement also requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. The FASB has issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of SFAS No. 133". The Statement defers for one year the effective date of SFAS No. 133. The rule will apply to all fiscal quarters of all fiscal years beginning after June 15, 2000. The Company does not expect the impact of this new Statement on the Company's consolidated balance sheets or results of operations to be material.

NOTE  4:-     LOAN  TO  ITES  (UNAUDITED)

On March 28, 2000, the Company granted ITES a loan in the amount of $ 60,928, to be repaid no later than June 30, 2001. The loan is linked to the Israeli CPI and bears interest at a rate of 7% per annum.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

NOTE  5:-     PROPERTY  AND  EQUIPMENT


                                       December 31,
                                           1999
                                       ------------
Cost:
  Computers and peripheral equipment   $113,984

  Office furniture and equipment         27,518

  Motor vehicles                         16,903
  Leasehold improvements                 24,843
                                       --------
                                        183,248

Less - accumulated depreciation          14,608
                                       --------
Depreciated cost                       $168,640
                                       ========

Depreciation expenses amounted to $ 14,608 for the nine month period ended December 31, 1999.

NOTE  6:-     COMMITMENTS  AND  CONTINGENT  LIABILITIES

a. The subsidiaries leased office space under operating lease agreements. The minimum rental payments under non-cancelable operating leases are as follows:


Six months ended December 31, 2000  $  257,291
Year ended December 31, 2001         1,358,318
Year ended December 31, 2002         1,563,502
Year ended December 31, 2003         1,553,566
                                    ----------
                                    $4,732,677
                                    ==========

     In connection with several of the lease agreements, the Israeli subsidiary provided bank guarantees of approximately $ 1,273,000.

In connection with another lease agreement, the Company deposited an amount equal to six monthly rental payments, to secure its last payments under the agreement.

     Rent expenses for the nine-month period ended December 31, 1999, and the six-month period ended June 30, 2000 (unaudited) were approximately $ 13,656 and $ 85,000, respectively.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

b. On October 6, 1999, ITES entered into a Memorandum of Understanding ("MOU") with Partner Communications Company Ltd. ("Partner"), an Israeli cellular communications provider, relating to a proposed evaluation by Partner of a certain module of ITES' software and hardware platform ("the Pilot Program"). Under the terms of the MOU, Partner was to receive options exercisable through October 6, 2000, to purchase a 10% interest in ITES, at a pre-money market value of no more than $ 5,555,555 subject to certain conditions. In addition, the parties agreed on certain commercial terms to be contained in a definitive agreement, if and when signed.

As part of the asset acquisition agreement, ITES assigned all rights and obligations under the MOU to N2W. Pending the consent of Partner, N2W, ITES and Partner negotiated the terms of a definitive agreement, to settle all the disputes between them. Such agreement ("the Definitive Agreement") was signed on March 13, 2000. Pursuant to the definitive agreement, Partner received a right of first refusal in respect to any other activity of N2W's new technologies, services, products or applications relating to the wireless business in Israel. Partner further agreed to assist in introducing N2W to other GSM cellular providers worldwide. Partner shall be entitled to 15% of the revenues of N2W from any resulting sale.

According to the Definitive Agreement and the MOU, Partner was granted a fully vested and non-forfeitable option ("the Partner Option") in order to induce it to enter into the agreement. The Partner option allows the purchase of up to the aggregate to 3,020,576 Common shares of N2W, or the surviving company in the event of a merger between N2W and Sensar ("the Merger") - at an exercise price of $ 1.84 per Common share (an aggregate amount of $ 5,555,555). The Partner Option shall be exercisable through the later of October 6, 2000 or two months after completion of the Merger. In the event that the Merger shall not be consummated, the terms of the options will be changed such that the number of underlying Common shares will be equal to 1,909,465 Common shares - at an exercise price of $ 2.909 per Common share. In the event that the market price per share of the surviving company immediately following a Merger shall reflect a company valuation of less than $ 50,000,000 (before giving effect to the exercise of options), the purchase price to be paid by Partner shall be adjusted by the ratio between $ 50,000,000 and the actual valuation (before Partner's investment).

The fair value of this option was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.75%, dividend yield of 0%, volatility factors of the expected market price of the Company Common shares of 0.5, and an expected life of one year. The fair value of each option is $26.14 (see Note 7c.3.d)).

On June 26, 2000 Net2Wierless signed the third amendment to the agreement with Sensar, that eliminated the obligation on behalf of the current management of Sensar to exercise their options prior to closing. As a result of the anti-dilution provisions in the agreements with Partner Communication, Net2Wireless granted additional 6,422 options to Partner Communications with no additional consideration. Thus, as of June 30,2000 Partners Communication has 3,026,998 option at an exercise price of $1.84 per share.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

The fair value of the 6,422 options was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.75%, dividend yield of 0%, volatility factors of the expected market price of the Company Common shares of 0.5, and an expected life of one year. The fair value of each option is $27.93.

c. On June 26, 2000 N2W signed an agreement with Euros Ltd., a company controlled by a director of N2W, under which Euros Ltd is to receive consulting fees of $1,500 per day for the period from November 1999 through March 2000, and $2,000 per day as of April 2000 in connection with the related party's executive management, services and business development. The term of this agreement is for one year, retroactive to November 1, 1999.

NOTE  7:-     SHARE  CAPITAL

a.     Share  capital:

Composed  as  follows:

1. The Common shares confer upon their holders the right to vote, to participate in shareholders' meetings, to receive profits and to share in excess assets upon liquidation of the Company.

2. The Series A Preferred shares confer upon their holders all the rights conferred by Common shares and, in addition, they confer the following rights:

a)     Conversion  and  anti-dilution:

The convertible Preferred shares are convertible at the option of the holder, at any time, into one Common share, subject to certain anti-dilution adjustments, including for issuances of additional Common shares for a consideration per share less than the conversion price of any convertible Preferred shares. Outstanding shares of convertible Preferred shares automatically convert into Common shares on the closing of an underwritten public offering of Common shares in which the Company received at least $ 30 million of net proceeds and the offering price per share is at least $ 10 (subject to adjustment for share splits, share dividends, and like events), or upon the completion of the Merger (see Note 2).

b)     Dividend:

If and when the Company declares a dividend, the holders of convertible Preferred shares shall be entitled to receive non-cumulative dividends, out of any assets legally available therefor, prior and in preference to any declaration or payment of any dividend on the Common shares of the Company, in an amount equal to 8% of the Preferred stock price per annum.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

c)     Liquidation:

The holders of Series A convertible Preferred shares are entitled to receive, upon liquidation and in certain circumstances as upon a merger, acquisition or similar event (excluding the Merger with Sensar corporation), an amount per share equal to the equivalent in Israel currency (subject to stock splits, stock dividends, reclassifications and the like) of $ 27.931. Any remaining assets shall be distributed on a pro rata basis among the holders of all Preferred and Common shares.

d)     Voting:

Convertible Preferred shares confer voting rights based on the number of Common shares into which the Preferred share is convertible.

b.     Convertible  loans  from  related  parties:

     On December 15, 1999, the Company signed a stock and note purchase agreement with a group of investors ("the Investors"). According to the terms of the agreement, the Company issued 5,227,293 Common shares in the aggregate of $ 500,000. In addition, the Investors together with other new investors agreed to lend the Company $ 1,000,000, due on December 31, 2000. The loan bears interest at the rate of 6.5% per annum, and is convertible, at any time through the due date, into 3,780,223 Common shares.

     In January 2000, the Company received the equity investment and the loan, aggregating to $ 1,500,000 and issued 5,227,213 Common shares in accordance with the agreement.

On March 30, 2000, the note was converted into 3,780,223 Common shares.

c.     Warrants  and  stock  options  (unaudited):

1.     Options  to  employees  and  directors:

Since January 1, 2000, the Company has granted options to employees and directors, pursuant to employment agreements. Each option granted can be exercised to one Common share of the Company. Options granted to employees generally vest over a period of four to five years, and options granted to directors are generally fully vested at the date of grant. The options expire 10 years from the date of grant.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

A summary of the Company's stock option activity, and related information is as follows:


                                                Six months ended
                                                  June 30, 2000
                                               ---------------------
                                                            Weighted
                                               Number       average
                                                 of         exercise
                                               options       price
                                               -------      --------
                                                     Unaudited
                                               ---------------------
Change during the period:
  Options outstanding at the beginning of the
   period                                               -      $   -
  Granted                                       3,067,250       3.61
                                                ---------      -----
Options outstanding at the end of the period    3,067,250      $3.61
                                                =========      =====
Options exercisable at the end of the period    1,440,333      $1.86
                                                =========      =====

Deemed fair value of options granted at an exercise price of:

  Less than fair market value at date granted  $    16.97
                                               ==========
  Equal to fair market value at date granted   $    14.09
                                               ==========
  Exceeds fair market value at date granted    $    13.61
                                               ==========

The options outstanding as of June 30, 2000, have been separated into ranges of exercise price as follows:

                                                                               Weighted
                    Options       Weighted                       Options       average
                  outstanding     average         Weighted     exercisable     exercise
                     as of        remaining       average        as of         price of
                    June 30,      contractual     exercise      June 30,       exercisable
Exercise price       2000            life          price         2000            options
                  -----------     -----------     --------     -----------     -----------
$1.86             2,823,084       $6.95           $ 1.87       1,440,333       $1.86
$15 - 20             95,500        9.92            16.85               -           -
$23.27 - 28         112,666        9.80            26.16               -           -
$30 - 35             36,000        9.83            34.51               -           -
                  ---------                                    ---------
                  3,067,250       $7.18           $ 3.61       1,440,333       $1.86
                  =========                                    =========

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

Pro forma information regarding net loss and net loss per Common share is required (for grants issued after December 1994) by SFAS 123, and has been determined assuming the Company had accounted for its employee stock options under the fair value method prescribed by that Statement. The fair value of the options was estimated at the grant date using the minimum value option pricing model, with the following weighted-average assumptions: a dividend yield of 0% for all years; a risk-free interest rate of 5.75% for all years and an expected life of five years for all options.

Pro forma information under SFAS 123 is as follows:

                                                        Six months
                                                          ended
                                                         June 30,
                                                           2000
                                                         Unaudited
                                                       -------------
Net loss                                               $(129,005,989)
                                                       =============
Pro forma net loss                                     $(130,647,158)
                                                       =============
Pro forma basic and diluted net loss per Common share  $       (8.77)
                                                       =============

2.     Warrants:

a) On December 7, 1999, the Company granted two of its founders a total of 3,265,185 options to purchase the Company's Common shares at $ 1.86 per share, in recognition of the role they filled in the negotiating and structuring the agreement with Sensar. The options vest immediately, and are exercisable for a period of five years.

     The exercise price per option was deemed to be above the fair market value of the per common share. The fair value of this option was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.75%, dividend yield of 0%, volatility factors of the expected market price of the Company Common shares of 0.5, and an expected life of three years. The fair value of the option is immaterial.

b) On December 9, 1999, in connection with the Loan and Option Agreement with Sensar, the Company granted an advisor a fully vested warrant to acquire up to 5,370,370 Common shares of the Company at $ 2.33 per share. The warrant is exercisable at any time, in whole or in part through December 8, 2004.

     The fair value of this warrant was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.75%, dividend yield of 0%, volatility factors of the expected market price of the Company Common shares of 0.5, and an expected life of three years. The fair value of the warrant is immaterial.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

3.     Warrants  and  options  (unaudited):

a) On January 18, 2000, the Company granted an advisor a fully vested warrant to acquire up to 107,407 Common Shares of the Company at $1.86 per share. The warrant is exercisable at any time in whole or in part for a period of five years.

The fair value of this warrant was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.75%, dividend yield of 0%, volatility factors of the expected market price of the Company's Common shares of 0.5, and an expected life of five years. The fair value of the warrant is immaterial.

b) On February 2, 2000, the Company granted an advisor a fully vested warrant to acquire up to 68,741 Common shares of the Company at $2.33 per share. The warrant is exercisable at any time in whole or in part through February 1, 2005.

The fair value of this warrant was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.75%, dividend yield of 0%, volatility factors of the expected market price of the Company Common shares of 0.5, and an expected life of five years. The fair value of the warrant is immaterial.

     On March 23, 2000, the warrant was exercised into 68,741 Common shares.

c) On March 20, 2000, the Company granted to a related party a total of 214,815 options to purchase the Company's Common shares at $1.86 per share, in consideration for services provided in connection with the stock purchase agreement (see Note 9d). The options vest immediately, and are exercisable for a period of five years.

The fair value of these options was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.75%, dividend yield of 0%, volatility factors of the expected market price of the Company Common shares of 0.5, and an expected life of five years. The fair value of each option is $ 26.53.

d) On April 1, 2000, the Company granted an advisor a fully vested warrant to acquire up to 100,000 Common shares of the Company at $ 2 per share. The warrant is exercisable at any time in whole or in part for a period of five years.

The fair value of this warrant was estimated at the grant date using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5.75%, dividend yield of 0%, volatility factors of the expected market price of the Company stock of 0.5, and an expected life of one year. The fair value of each warrant is $ 26.04.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

d.     Stock-based  compensation  expenses  (unaudited):

     Following are the stock based compensation expenses:

                                       Six months    Three months
                                         ended          ended
                                        June 30,       June 30,
                                          2000          2000
                                       ------------  -----------
                                             Unaudited
                                       -------------------------
Compensation expenses from the grant
  of options and warrants to:
  Employees                            $    823,929  $  732,711
  Directors                              36,399,901           -
  Advisors                                8,303,041   2,603,999
  Partner (see Note 6b)                  79,137,223     179,366
                                       ------------  ----------
                                       $124,664,094  $3,516,076
                                       ============  ==========

NOTE  8:-     TAXES  ON  INCOME

The Company commenced operations as an independent entity for income tax purposes subsequent to December 31, 1999. As described in Note 1, for accounting purposes, the financial statements for the period ended December 31, 1999, reflect the operations of the Wireless Business conducted within ITES. Thus N2W, as an independent entity, had no net carryforward tax losses as of December 31, 1999.

NOTE  9:-     SUBSEQUENT  EVENTS

a. On February 2 and 3, 2000, the Board of Directors authorized, and the Company's shareholders ratified, an increase in the Company's authorized capital stock from 3,000 Common shares of $ 0.01 par value each to (i) 50,000,000 Common shares, $ 0.01 par value each, and (ii) 10,000,000 Preferred shares, $ 0.01 par value each. The Board further approved a 2,000,000:1 stock split to be effected as a stock dividend (such that each holder of one Common share was entitled to receive 1,999,999 additional Common shares), effective February 17, 2000. All warrants, options, shares and per share, warrant and option amounts have been retroactively adjusted to reflect the stock split.

b. On March 20, 2000, the Board of Directors approved a 1.074074:1 stock split effected as a stock dividend (such that each holder of one Common share was entitled to receive 0.074074 additional Common shares). All warrants, options shares and per share, warrant and option amounts have been retroactively adjusted to reflect the stock split.

                            NET2WIRELESS CORPORATION
                      (A company in the development stage)

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                In U.S. dollars

c. In January 2000, Sensar transferred $ 500,000 as a loan to N2W, in respect of the Loan and Option Agreement.

d. On March 21, 2000, N2W signed a stock purchase agreement with a group of investors. Pursuant to the terms of the agreement, N2W issued 1,041,140 shares of Series A Preferred stock par value $ 0.01 per share, at $ 27.931 per share, resulting in aggregate gross proceeds of $ 29,080,100. The Preferred A shares have the same rights as the Common shares, are convertible into Common shares, and have a preference in the net assets of the Company in certain liquidation events and in dividends.

NOTE  10:-     SUBSEQUENT  EVENTS  (UNAUDITED)

a. The Company signed a memorandum of understanding, dated July 26, 2000, with Nextel Finance Company, a wholly-owned subsidiary of Nextel Communication, Inc., for the field testing and potential future purchase of Net2Wireless' proposed products.

          In a separate agreement, dated July 26, 2000, Nextel Finance Company and the Company also agreed to the terms and conditions that would apply to an investment in 1,000,000 shares of the Company's capital stock at a per share price of $ 32 Consummation of this investment transaction is subject to several conditions, including the satisfactory completion of due diligence by Nextel Finance Company.

b. On September 2,2000, the Company signed a employment agreement with Mr. Davidson ("the Mr. Davidson's agreement"), who will be the president and chief executive officer of the company, for an initial term of three years, renewable for additional two-year terms. Under Mr. Davidson's agreement, the company will pay him approximately $500,000 annually to be increased by 10% each year. The agreement also provides for the payment of additional benefits and potential cash and equity bonuses. In addition to his salary Mr. Davidson received options to purchase 1,200,000 shares of common stock at an exercise price of $32 per share, subject to a following vesting: 400,000 options is vested immediately, 400,000 options after one year and additional 400,000 options after tow years. The option shell be exercisable for a period of ten years. Mr. Davidson shall also receive options to purchase 180,000 shares of common stock for each billion dollar increase in the value of the combined company.

                               - - - - - - - - - -